intermune annual report 2006



INTERMUNE

INC

ARS

P.E. 12-31-06



07052136





Hepatology:

Hepatitis C Virus Protease Inhibitor Program

Our most advanced hepatology program addresses the hepatitis C virus (HCV). In 2006, we made substantial progress in our HCV protease inhibitor discovery and development program.

In October 2006, we signed a major collaboration agreement with Roche for the worldwide research, development and commercialization of compounds from our HCV protease inhibitor program, including drug candidate ITMN-191. Roche is the world leader in HCV therapeutics and shares our vision regarding the development of novel, oral HCV medicines, such as protease inhibitors, that could play an important role in the eradication of this terrible disease.

We believe this collaboration could enable us to access essential strategic capabilities that we expect will accelerate development of ITMN-191 in a broader set of indications and geographical reach, and with far greater resources, than we could on our own. The collaboration is structured so that during the development phase of ITMN-191, the upfront and milestone payments we receive will cover our portion of development expenses. Thereafter, the collaboration agreement could allow us to receive additional registration, approval and commercial milestone payments from Roche, as well as attractive profit-sharing and royalty payments. Our collaboration also involves the research and development of novel, second-generation HCV protease inhibitors.

We could not have chosen a more capable and compatible partner than Roche, and we have already made significant progress since we announced our collaboration in October 2006. This progress includes the initiation of our Phase 1a clinical trial for ITMN-191 and successful completion of large-scale manufacturing and delivery to Roche of high-quality ITMN-191 material for future studies. For the successful completion of certain manufacturing commitments, InterMune received a $10 million collaboration payment from Roche in early 2007.

In 2007, we plan to complete the Phase 1a safety study in healthy subjects and conduct a Phase 1b clinical study with patients infected with HCV. The Phase 1b study in patients with chronic hepatitis C is designed to evaluate safety and provide our first viral kinetic results, an indication of the compound's ability to reduce the amount of hepatitis C virus in patients. We expect to announce these results in the second half of 2007.



Hepatitis C Virus (HCV)

According to the Centers for Disease Control and Prevention (CDC), an estimated 3.9 million Americans (1.8%) have been infected with HCV, of whom 2.7 million are chronically infected. It is estimated that 170 million people worldwide are afflicted with this disease. Currently available therapies are insufficient, creating a need for the development of novel therapeutic approaches. The HCV NS3/4 protease is an attractive drug target because of its potential involvement in viral replication and suppressive effects on host response to viral infection. Inhibitors of the HCV protease, such as ITMN-191, represent a promising new class of drugs for HCV and are likely candidates for use in combination with existing or future compounds.



Sustained Financial Strength and Flexibility

Our decision in late 2005 to transform our company to an R&D organization strengthened our balance sheet, improved our P&L and focused our efforts and funds on our exciting development programs. We ended the year with a strong financial profile that included, as of December 31, 2006, $214.5 million in cash, cash equivalents and available-for-sale securities. This profile reflects the upfront infusion of funds from our collaborator Roche.

Looking to 2007

In summary, 2006 was a very good year for our company, the patients who are waiting for our medicines and our investors who fund our efforts.

In 2007, we look forward to two major milestones for our two development programs. First, we expect to receive important data on ITMN-191 in patients chronically infected with HCV. Second, we expect to complete the enrollment in the Phase 3 CAPACITY program evaluating pirfenidone in IPF. We are working diligently to achieve these goals, with our driving force being the patients with IPF or HCV who are waiting for new medicines to help them.

We appreciate your continued support of InterMune and look forward to updating you on our progress.

Sincerely,



Daniel G. Welch
President and Chief Executive Officer

March 30, 2007

to our stockholders



Daniel G. Welch
President and
Chief Executive Officer

In 2006, we completed our transformation to become a focused research and development organization.

After making dramatic changes to our business model in late 2005 to maximize our research and development opportunities, we achieved aggressive goals for our clinical development programs and reported solid financial performance in 2006. We achieved these things while we advanced our research and clinical programs that focus on developing novel therapeutics to treat serious pulmonary and hepatic diseases.

Pulmonology:

A Leader in the Development of New Therapies for Idiopathic Pulmonary Fibrosis

Individuals with Idiopathic Pulmonary Fibrosis (IPF) motivate us to develop and commercialize treatments for this rapidly fatal disease. Approximately 83,000 patients in the United States live with the disease, and we believe there is a similar number of patients in Europe. This is a relatively large patient population when compared with other diseases that support very attractive pharmaceutical markets, such as pulmonary arterial hypertension, multiple sclerosis or ovarian cancer. With no current FDA- or EMEA-approved therapies, patients with IPF are underserved, creating an appealing opportunity for a company such as ours that hopes to bring meaningful treatment benefits to patients.

In 2006, we launched CAPACITY, our Phase 3 program for pirfenidone in IPF. This program consists of two multinational trials that are running concurrently and will enroll approximately 720 patients. The primary efficacy endpoint, change in forced vital capacity (FVC), has been supported in several Phase 2 studies. We are optimistic that InterMune is well positioned to become the leader in this potentially attractive market.

We are developing pirfenidone for IPF in the United States and Europe. The Japanese pharmaceutical company Shionogi & Co., Ltd. has rights to the compound in Japan, Taiwan and South Korea. In late 2006, Shionogi reported positive efficacy results for its Phase 3 trial evaluating pirfenidone in IPF. Using vital capacity as the trial's primary endpoint – a slightly different measurement of lung function than the endpoint used in CAPACITY – Shionogi reported that pirfenidone significantly inhibited worsening of the disease. No safety data were reported. Shionogi filed for registration of pirfenidone with the Japanese authorities in March 2007. We are encouraged by the Shionogi announcement and view it as a positive signal for our CAPACITY program that, if positive, will help support our planned request for marketing authorization in the territories to which we have marketing rights for pirfenidone.

In March 2007, we were pleased to announce that the enrollment of CAPACITY will be completed several months sooner than previous guidance due to stronger than expected patient enrollment. We also announced that we will refine the CAPACITY program to increase its statistical power. We plan to add a total of 135 patients to the previously planned enrollment of 585 patients and we plan to increase the treatment duration by 12 weeks, from 60 to 72 weeks. The primary efficacy endpoint remains change in forced vital capacity (FVC). We now expect enrollment to be completed in July 2007 and the final results to be available in Q1 2009.

We were disappointed to announce in March of 2007 that we had discontinued the Phase 3 INSPIRE trial evaluating Actimmune® (interferon gamma-1b) in patients with IPF. A planned interim analysis conducted by an independent Data Monitoring Committee found that the overall survival result crossed a pre-defined stopping boundary for lack of benefit of treatment with Actimmune® relative to placebo. There were no new safety concerns identified in the Phase 3 INSPIRE trial.

Following termination of the INSPIRE trial, we reaffirmed our commitment to developing our two clinical candidates, pirfenidone and ITMN-191. We also announced planned cost-saving initiatives that we believe will produce an estimated $40 to $50 million in annual savings when fully implemented by 2008. We quickly and aggressively responded to reduce our annual operating expenses in light of the INSPIRE news and remain very excited about the progress and potential of pirfenidone and ITMN-191.



Idiopathic Pulmonary Fibrosis (IPF)

IPF is a disabling and fatal disease that affects approximately 83,000 people in the United States, with about 30,000 new cases diagnosed each year. InterMune estimates a significant IPF population in Europe, as well. Those diagnosed with IPF are usually between the ages of 40 and 70 and predominantly male. IPF causes inflammation and scarring (fibrosis) in the lungs, hindering a person's ability to process oxygen and causing shortness of breath (dyspnea) and cough. IPF is a progressive disease, meaning that over time, lung scarring and symptoms increase in severity. The current median survival time from diagnosis is two to five years in patients with IPF, a survival rate that is lower than most cancers. There are no medicines approved for the treatment of IPF.



about intermune

InterMune, Inc. is a biotechnology company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Pulmonology is the field of medicine concerned with the diagnosis and treatment of lung conditions. Hepatology is the field of medicine concerned with the diagnosis and treatment of disorders of the liver.

InterMune has a late-stage development pipeline in the pulmonology area and an early-stage development pipeline in the hepatology area. The pulmonology portfolio includes the Phase 3 CAPACITY program, which is evaluating pirfenidone as a possible therapeutic candidate for the treatment of patients with idiopathic pulmonary fibrosis (IPF), and a research program focused on small molecules for pulmonary disease.

In hepatology, the portfolio includes the hepatitis C virus (HCV) protease inhibitor compound ITMN-191 in a Phase 1a clinical trial, a second-generation HCV protease inhibitor program and a research program evaluating a new target in hepatology.

development pipeline



pulmonology
Pirfenidone
Idiopathic pulmonary fibrosis
New Pulmonology Targets
hepatology
Protease Inhibitor (ITMN-191)
Hepatitis C Virus
Second-generation Protease Inhibitor
Hepatitis C Virus
New Hepatology Target
Research/ Preclinical
Phase 1
Phase 2
Phase 3

2006 highlights

- Initiated enrollment in CAPACITY, our pivotal Phase 3 clinical program to evaluate pirfenidone, a small molecule p38-gamma inhibitor, as a treatment for patients with idiopathic pulmonary fibrosis (IPF). CAPACITY's clinical endpoint is change in forced vital capacity (FVC), a measurement of lung function. Approximately 720 patients in more than 120 centers in North America and Europe will be evaluated as part of the program.
- Established with Roche a global research, development and commercialization collaboration for our hepatitis C virus (HCV) protease inhibitor program, including ITMN-191 and second-generation HCV protease inhibitor drug candidates. We received $60 million up front and could receive another $470 million in milestones for ITMN-191. The upfront and milestone payments we expect to receive during the development period will help provide the resources for our 33% share of our development costs.
- Advanced ITMN-191 into a Phase 1a clinical trial in Europe. The process began with the filing of a Clinical Trial Authorization (CTA) with regulatory authorities in Europe. This was our first CTA for a compound that we advanced from discovery to the clinic, signaling our maturation as a research and development company.
- Finalized a comprehensive settlement with the government concerning promotional activities on Actimmune® by former employees during a period that ended in June 2003. We were very pleased to resolve, without criminal sanctions, all outstanding government investigations of InterMune. We agreed to make a financial settlement and entered into corporate integrity and deferred prosecution agreements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-29801

INTERMUNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3296648**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer identification No.)*

3280 Bayshore Boulevard
Brisbane, CA 94005
(Address of principal executive offices, including Zip Code)

(415) 466-2200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the aggregate market value (based upon the closing sales price of such stock as reported on the NASDAQ Global Market on such date) of the voting and non-voting stock held by non-affiliates of the registrant was $235,908,101. Excludes an aggregate of 19,412,920 shares of the registrant's common stock held by officers and directors and by each person known by the registrant to own 5% or more of the registrant's outstanding common stock as of June 30, 2006. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. As of February 28, 2007, the number of outstanding shares of the registrant's common stock was 34,322,474 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

INTERMUNE, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

(This page intentionally left blank)

PART I

ITEM 1. *BUSINESS*

Forward Looking Statements

This Annual Report on Form 10-K (the "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, among other things, statements which address our strategy and operating performance and events or developments that we expect or anticipate will occur in the future, including, but not limited to, statements in the discussions about:

- product and product candidate development;
- governmental regulation and approval;
- sufficiency of our cash resources;
- future revenue, including those from product sales and collaborations, and future expenses;
- our research and development expenses and other expenses; and
- our operational and legal risks.

You should also consider carefully the statements under "Item 1A. Risk Factors" below, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this Report, including those discussed in this Report under "Item 1A. Risk Factors" below. Because of the factors referred to above, as well as the factors discussed in this Report under "Item 1A. Risk Factors" below, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. When used in the Report, unless otherwise indicated, "InterMune," "we," "our" and "us" refers to InterMune, Inc.

Overview

We are a biotech company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Pulmonology is the field of medicine concerned with the diagnosis and treatment of lung conditions. Hepatology is the field of medicine concerned with the diagnosis and treatment of disorders of the liver. We were incorporated in California in 1998 and reincorporated in Delaware in 2000 upon becoming a public company. During the past several years, we have reorganized our business by curtailing new investment in non-core areas and focusing our development and commercial efforts in pulmonology and hepatology. During 2005, we divested the Amphotec® (amphotericin B cholesteryl sulfate complex for injection) product as well as the oritavancin compound. Until December 2005, our revenue base was provided primarily from the sales of two products, Actimmune® (interferon gamma-1b) and Infergen® (consensus interferon alfacon-1). As part of our efforts to refocus our corporate strategy, we completed the sale of the Infergen® product, including related intellectual property rights and inventory, to a wholly-owned subsidiary of Valeant Pharmaceuticals International

("Valeant") in December 2005, for approximately $120.0 million in cash, of which $6.5 million was attributed to the purchase of finished product inventory. As part of this transaction, we received a $2.1 million promissory note from Valeant due and paid to us in 2007 and may also receive up to approximately $20.0 million in clinical related contingent milestone payments beginning in 2007. Concurrent with the above transaction, we made the decision to significantly reduce our investment in field-based idiopathic pulmonary fibrosis ("IPF") disease awareness activities, which, when combined with the sale of our Infergen® assets, led to a significant headcount reduction of approximately 160 full time equivalent employees and resulting termination costs of approximately $9.2 million. As a result of these decisions made during the latter part of 2005, we have had the following key development programs in place throughout 2006: Actimmune® for IPF (which, effective March 2007, has been discontinued), pirfenidone for IPF, the chronic hepatitis C virus ("HCV") protease inhibitor program and a new target in hepatology. In October 2006, we entered into an Exclusive License and Collaboration Agreement (the "Collaboration Agreement") with Hoffmann-LaRoche Inc. and F. Hoffmann-LaRoche Ltd. (collectively, "Roche") to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191. In October 2006, we also reached a comprehensive settlement with the government concerning promotional activities for Actimmune® by former employees during a period that ended in June 2003. We recorded a $36.9 million charge during 2006 to reflect the final terms of the civil settlement agreement. The settlement resolves all outstanding government investigations of InterMune without criminal sanctions. We agreed to pay a total of $36.9 million, plus 5% interest on the then outstanding principal balance, over a period of five years. As part of the settlement, we also entered into corporate integrity and deferred prosecution agreements with the government. We have sustained losses in every year since inception and, as of December 31, 2006, we had an accumulated deficit of $568.1 million.

Our total revenue, loss from continuing operations and net loss for each of the years ended, and our total assets as of, December 31, 2006, 2005, and 2004 are summarized in the following table:

	2006	2005	2004
		(In thousands)	
Total revenue*	$ 90,784	$110,496	$128,680
Loss from continuing operations	(105,962)	(57,648)	(45,043)
Net loss	(107,206)	(5,235)	(59,478)
Total assets	257,583	266,242	266,011

* Total revenue for each of the years ended 2005 and 2004 have been adjusted to reflect the reclassification of Infergen® revenue into discontinued operations.

Approved Product

Our sole approved product is Actimmune®, approved for the treatment of patients with severe, malignant osteopetrosis and chronic granulomatous disease ("CGD"). During 2005, our three approved products were Actimmune®, Infergen®, approved for the treatment of patients with compensated liver disease who have chronic HCV infections, and Amphotec®, approved for the treatment of invasive aspergillosis. In May 2005, we sold the Amphotec® product to Three Rivers Pharmaceuticals, LLC ("Three Rivers"). In December 2005, we sold the Infergen® product to Valeant. For the years ended December 31, 2006, 2005 and 2004, Actimmune® accounted for substantially all of our product revenue and substantially all of that revenue was derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF.

Product Development

Drug development in the United States is a process that includes several steps required by the United States Food and Drug Administration ("FDA"). The process begins with the submission of an Investigational New Drug Application ("IND") with the FDA, which if accepted by the FDA, allows for the opportunity for clinical study of the potential new medicine. Clinical development typically involves three phases of clinical trials prior to approval: Phase I, II and III. Within the pharmaceutical industry, clinical development takes approximately seven years of a drug's total development time. The FDA may require, or companies may pursue, additional clinical trials, known as Phase IV clinical trials, after a product is approved. The results of Phase IV clinical trials can confirm the effectiveness of a drug and can provide important safety information to supplement the FDA's voluntary adverse drug reaction reporting system. The most significant costs associated with clinical development are Phase III clinical trials, as they tend to be the longest and largest studies conducted during the drug development process. It is possible for a drug that appears promising in a Phase II clinical trial to fail in a more rigorous Phase III clinical trial.

In responding to a New Drug Application ("NDA"), a Biologic License Application, ("BLA"), or an NDA or BLA supplement, the FDA may grant marketing approval (i.e., a license), request additional information or refuse to approve the application if it determines that the application does not provide an adequate basis for approval.

We have a late-stage development pipeline in the pulmonology area and an early-stage development pipeline in the hepatology area.

- ***Pulmonology***

In pulmonology, we are developing a single therapy for the treatment of IPF. IPF is a fatal disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to the deterioration and destruction of lung function. There is no FDA approved therapy for IPF. Although conclusive data does not exist, we estimate that approximately 83,000 people suffer from IPF in the United States. We are developing one clinically advanced compound for the treatment of IPF, pirfenidone.

We are developing pirfenidone for the treatment of IPF. In 2005 we finalized the design of a Phase III clinical program for pirfenidone (otherwise known as the "CAPACITY" program) after receiving input from the FDA and the European Medicines Agency ("EMEA"). This program is designed to enroll approximately 580 patients with mild to moderate forms of IPF in two separate, concurrent multi-national Phase III trials. The primary endpoint of these trials is lung function, as measured by change in forced vital capacity ("FVC"), which is believed to be an important measure of disease progression. Phase II studies of pirfenidone suggest that pirfenidone may be effective in preventing a decline in lung function and disease progression. On April 27, 2006 we announced that we had initiated the CAPACITY program by enrolling the first patient in the program and have continued to make progress throughout 2006 towards our goal of enrolling approximately 580 patients. In March 2007, we announced our intent to refine and expand the CAPACITY program to include an increase in the number of patients as well as treatment duration.

We initiated a second Phase III clinical trial of Actimmune® for the treatment of patients with mild to moderate IPF (otherwise known as the "INSPIRE" trial) in December 2003. Effective March 2007, we discontinued the Phase III INSPIRE trial based upon the recommendation of the study's independent data monitoring committee (DMC). In a planned interim analysis that included a total of 115 deaths, the DMC found the overall survival result crossed a predefined stopping boundary for lack of benefit of Actimmune® relative to placebo. Among the 826 randomized patients, there was not a statistically significant difference between treatment groups in overall mortality (14.5% in the Actimmune group as compared to 12.7% in the placebo group). Based on a preliminary review of the interim safety data, the adverse events associated with Actimmune® therapy appeared generally consistent with prior clinical experience, including constitutional symptoms, neutropenia and possibly pneumonia. As a result of the disappointing INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million related to the prepayment of inventory that we were expecting to receive in 2007 and 2008. While we believe other Actimmune® related assets are recoverable for at least their $9.4 million net carrying value, if sales decline below our revised estimates, we may incur asset impairment charges, including inventory writedowns and impairment of acquired product rights, as well as product returns. Further, we may incur termination fees related to our supplier and clinical research organization contracts.

- ***Hepatology***

In hepatology, we are working to provide expanded treatment options for patients suffering from HCV infections. We are focusing our hepatology program on the development of small molecules for the treatment of HCV, the first of which is our protease inhibitor program which we believe may have a broad application in the overall HCV patient population.

In September 2002, we entered into a drug discovery collaboration agreement with Array BioPharma, Inc. ("Array") to discover novel small molecule protease inhibitors for the treatment of hepatitis C. In late 2004, we amended the Array agreement to provide for the acquisition of certain intellectual property rights from Array. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target.

Results from scientific studies presented at the Digestive Disease Week medical conference in May 2005 have identified protease inhibitors as a promising therapeutic class. In 2005, we presented several abstracts demonstrating high potency, favorable pharmacokinetics, including uptake into the liver, and encouraging tolerability for our two lead oral HCV protease inhibitor compounds. In the third quarter of 2005, we chose "ITMN 191" (formerly known as ITMN B) as our lead compound and have advanced this compound through toxicology and other clinical trial authorization-enabling studies. We submitted a Clinical Trial Authorisation ("CTA") with the French Medicinal and Biological Products Evaluation Directorate for this lead compound during the third quarter of 2006. In addition, we are pursuing research related to other small molecules for follow-on compounds to ITMN 191 as well as second-generation protease inhibitors. Under the Collaboration Agreement with Roche, we will collaborate to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191, which entered Phase 1a clinical trials late in 2006, and novel second-generation HCV protease inhibitors.

- *Ovarian Cancer*

We also were evaluating Actimmune® in patients with ovarian cancer in a Phase III trial (otherwise known as the "GRACES" trial). On February 2, 2006, we announced our decision to discontinue the GRACES trial evaluating the safety and efficacy of Actimmune® in combination with standard of care chemotherapy in patients with advanced ovarian cancer. After reviewing the results of an analysis of progression free survival time and an interim analysis of overall survival time, an independent Data Safety Monitoring Board recommended the discontinuation of the ongoing post-treatment follow-up of patients in the study. This recommendation was based on a shorter overall survival time in patients who received Actimmune® plus standard of care chemotherapy compared to patients who received standard of care chemotherapy alone.

- *Other Assets*

Our oritavancin and Amphotec® assets did not fit within our core focus areas of pulmonology and hepatology. Therefore, we divested these non-core assets during 2005.

Product Development Status

The following chart shows the status of our product development programs as of December 31, 2006:

	Preclinical	Phase I	Phase II	Phase III
Pulmonology				
Actimmune® — Idiopathic pulmonary fibrosis (INSPIRE)*				X
Pirfenidone — Idiopathic pulmonary fibrosis (CAPACITY)				X
Pirfenidone Analog	X			
Next generation gamma interferon	X			
Hepatology				
Protease Inhibitor program — ITMN-191		X		
Next generation protease inhibitor	X			
Second Target in hepatology	X			

* Effective March 2007, this development program has been discontinued.

Our Strategy

We intend to use our current capital resources and any potential revenue provided by sales of Actimmune® to fund the development of our advanced-stage pulmonology pipeline and our research and development-stage hepatology pipeline.

Our strategy for achieving these objectives include:

Focusing our Development Efforts in the Areas of Pulmonology and Hepatology. Historically, we have pursued development opportunities in the areas of pulmonology, hepatology, infectious disease and oncology. During 2003 and 2004, we narrowed our focus to development and commercial efforts in pulmonology and hepatology in order to more effectively compete, manage our resources and sustain our business. During 2005, we further narrowed our focus to three core development programs: Actimmune® in IPF (which, effective March 2007, has been discontinued), pirfenidone in IPF and our protease inhibitors in hepatology.

Investing in Preclinical and Applied Research. We have a preclinical and applied research group which focuses its research in pulmonology and hepatology. The hepatology research program includes our protease inhibitor program for the treatment of hepatitis C as well as a second small molecule program in hepatology. This group seeks to characterize mechanisms of action and biological, toxicology and pharmacology profiles of our product development candidates. Further, we expect that this group will explore expanded indications and additional formulations to enable us to continue the development of our marketed and late-stage products.

Obtaining FDA Approval for our Compounds in Pulmonology and Hepatology. We are developing pirfenidone and our protease inhibitors for diseases for which preclinical studies and clinical trials have shown evidence that they may be potentially effective treatments. We believe that pirfenidone may have potential as a treatment for IPF. We also believe that our protease inhibitors may have potential to treat patients with HCV infections.

Establishing Appropriate Alliances. We believe that we have significant opportunities to achieve additional revenue and to offset expenses by establishing appropriate development or commercial alliances in pulmonology and hepatology. Such alliances may help us accelerate our development efforts, offset our expenses and mitigate our risks. We have entered into a Collaboration Agreement with Roche to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191

Evaluating Appropriate Product Acquisition Candidates. We continue to evaluate appropriate product acquisition candidates that we believe could complement our existing pulmonology and hepatology portfolios.

Approved Product

Our sole approved product is Actimmune® which is approved by the FDA only for the treatment of two rare congenital disorders: CGD and severe, malignant osteopetrosis. Actimmune® is also approved for these indications by the health authorities in numerous other countries.

Chronic granulomatous disease. CGD is a life-threatening congenital disorder that causes patients, mainly children, to be vulnerable to severe, recurrent bacterial and fungal infections. This results in frequent and prolonged hospitalizations and commonly results in death. In 1990, Actimmune® was approved by the FDA for reducing the frequency and the severity of serious infections associated with CGD, and is the only FDA approved drug for this disease.

Severe, malignant osteopetrosis. Severe, malignant osteopetrosis is a life-threatening, congenital disorder that primarily affects children. This disease results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. In 2000, Actimmune® was approved by the FDA for delaying time to disease progression in patients with severe, malignant osteopetrosis, and is the only FDA approved drug for this disease.

We have the exclusive rights to develop and commercialize Actimmune® for a broad range of diseases in the United States, Canada and Japan. We are collaborating with BI, which is developing and commercializing interferon gamma-1b in Europe and the rest of the world under the trade name Imukin®. See "License and Other Agreements." Substantially all of our revenue from sales of Actimmune® have been derived from off-label uses of Actimmune® rather than the treatment of osteopetrosis or CGD.

Development Programs

Pulmonology

We are developing pirfenidone for the treatment of IPF.

Idiopathic Pulmonary Fibrosis.

IPF is a disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to their deterioration and destruction. The cause of IPF is unknown. The prognosis is poor for patients with IPF, which occurs primarily in persons 40 to 70 years old. Based on the published literature, median survival time from diagnosis is two to five years in patients with IPF, and most patients die from the complications associated with IPF. Although conclusive data does not exist, we estimate that approximately 83,000 people suffer from IPF in the United States, approximately one-half of whom have mild to moderate disease severity. There is no FDA approved therapy available for the treatment of IPF.

Actimmune® for Idiopathic Pulmonary Fibrosis. We were developing Actimmune® for the treatment of IPF. We reported data from our first Phase III clinical trial of Actimmune® for the treatment of IPF (GIPF-001) in August 2002. Although this trial failed to meet its primary and secondary endpoints, it provided us with information regarding the disease, appropriate clinical endpoints and the treatment effect of Actimmune® on patients. Based on analysis of this data, we initiated a second Phase III clinical trial of Actimmune® for the treatment of IPF (GIPF-007, or the "INSPIRE" trial) in December 2003. Effective March 2007, we have discontinued the Phase III INSPIRE trial based upon the recommendation of the study's independent DMC.

Pirfenidone for Idiopathic Pulmonary Fibrosis and HPS.

Pirfenidone, which may have activity in multiple fibrotic indications, is currently in clinical development for the treatment of IPF and for pulmonary fibrosis associated with Hermansky-Pudlak Syndrome ("HPS"), a fatal, fibrotic lung disease caused by genetic factors for which there is no FDA approved therapy. Pirfenidone is an orally active, small molecule drug that appears to inhibit collagen synthesis, down-regulate production of multiple cytokines and block fibroblast proliferation and stimulation in response to cytokines. In May 2003, we concluded a 55-patient, proof-of-concept Phase II clinical trial of pirfenidone in IPF. We stopped this trial early to expedite the collection of preliminary safety and efficacy data and our assessment of whether these data support pirfenidone as a product candidate with potential benefits to IPF patients.

In 2004, we completed the data analysis and preclinical work necessary to design and conduct a pirfenidone registration program for IPF. In May 2005, the American Journal of Respiratory and Critical Care Medicine (AJRCCM) published results from a double-blind, randomized, placebo-controlled Phase II trial evaluating pirfenidone for the treatment of patients with IPF. This 107 patient study with a planned 12 month treatment period was conducted in Japan by Shionogi & Co., LTD ("Shionogi") and was terminated after only nine months based on the recommendation of an independent Data Safety Monitoring Board following an interim analysis. This analysis suggested favorable effects of pirfenidone on acute exacerbations and other efficacy parameters. In December 2006, Shionogi reported positive results of their Phase III clinical trial of patients with IPF who were treated with pirfenidone. This clinical trial was conducted in Japan. We maintain data sharing agreements with Shionogi which may assist us with our Phase III program.

During 2005, we finalized the design of the Phase III program for pirfenidone in IPF after receiving input from the FDA and the EMEA. This program is designed to enroll a total of approximately 580 patients with mild to moderate forms of IPF in two separate, concurrent multi-national Phase III trials. The primary endpoint of these trials is lung function as measured by change in forced vital capacity ("FVC"), which is believed to be an important measure of disease progression. Phase II studies of pirfenidone suggest that pirfenidone may be effective in preventing a decline in lung function and disease progression. On April 27, 2006, we announced that we had initiated the CAPACITY program by enrolling the first patient in the program and have continued to make progress throughout 2006 towards our goal of enrolling approximately 580 patients. In March 2007, we announced our intent to refine and expand the CAPACITY program to include an increase in the number of patients as well as treatment duration.

In 2004, the FDA and the EMEA granted pirfenidone orphan drug designation for the treatment of IPF. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. This designation provides seven years of market exclusivity in the United States upon the FDA's first approval of the product for the orphan designation provided that the sponsor complies with certain FDA specified conditions. EMEA orphan drug designation provides for ten years of market exclusivity in the European Union.

We are also supporting the development of pirfenidone for HPS by providing free pirfenidone drug product to the National Institute of Health ("NIH") for its continuing Phase III clinical work on HPS.

Next-Generation Interferon Gamma

We have a license and collaboration agreement with Maxygen Holdings Ltd., a wholly owned subsidiary of Maxygen, Inc. ("Maxygen"), to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune®. If preclinical data provide compelling proof of concept for a longer-acting interferon gamma compound, our plan would be to take forward into clinical development selected protein-modified interferon gamma product candidates created by Maxygen that meet these criteria. See "License and Other Agreements."

Hepatology

Our second area of focus is developing therapeutics in the area of hepatology. Our development efforts in hepatology are currently directed at expanding treatment options for patients suffering from HCV infections. Prior to the end of 2005, we were focusing our hepatology efforts on the PEG non-responder population. We have now decided to focus our investments on small molecules, the first of which is our protease inhibitor program which we believe could have a broad application in the overall HCV patient population.

Protease Inhibitor Program

Results from scientific studies have identified protease inhibitors as a promising therapeutic class. In 2005, we presented several abstracts demonstrating high potency, favorable pharmacokinetics, including uptake into the liver, and encouraging tolerability for our two lead oral HCV protease inhibitor compounds. In the third quarter of 2005, we chose ITMN 191 as our lead compound and have advanced this compound through toxicology and other clinical trial authorization-enabling studies. We submitted a Clinical Trial Authorisation ("CTA") with the French Medicinal and Biological Products Evaluation Directorate for this lead compound during the third quarter of 2006. In addition, we are pursuing research related to other small molecules for follow-on compounds to ITMN 191 as well as second-generation protease inhibitors. Under the Collaboration Agreement with Roche, we will collaborate to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191, which entered Phase Ia clinical trials late in 2006, and novel second-generation HCV protease inhibitors.

In September 2002, we entered into a drug discovery collaboration agreement with Array to discover novel small molecule protease inhibitors for the treatment of hepatitis C. In late 2004, we amended the Array agreement to provide for the acquisition of certain intellectual property rights from Array. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target.

PEG-Alfacon-1 for Chronic Hepatitis C Virus Infections

To further expand the limited treatments for HCV infections, we have derived a pegylated form of Infergen®, PEG-Alfacon-1, which was being designed to offer patients an alternative therapy with less frequent dosing than non-pegylated interferons, including Infergen®. In late 2003, we completed a Phase I clinical trial to evaluate PEG-Alfacon-1 as a potential treatment for chronic HCV infections. We presented the data from our Phase I clinical trial at a medical conference in 2005. Due to limited interest by potential partners, long development timelines and high costs, we have discontinued development of PEG-Alfacon-1 effective June 2006.

Other Assets

The oritavancin and Amphotec® assets did not fit within our core focus areas of pulmonology and hepatology. Therefore, we divested these assets during 2005. We also discontinued our Phase III clinical trial of Actimmune® for the treatment of ovarian cancer.

Divesture of Oritavancin

Oritavancin is a semi-synthetic glycopeptide antibiotic in development for the treatment of a broad range of infections caused by gram-positive bacteria, including those resistant to other glycopeptides. Oritavancin has demonstrated the ability to kill most strains of gram-positive bacteria, while other glycopeptides and many other agents merely suppress them. Oritavancin may be effective in the treatment of a range of infections caused by gram-positive bacteria.

In two Phase III clinical trials with oritavancin for the treatment of complicated skin and skin-structure infections ("CSSSIs"), oritavancin achieved the primary efficacy endpoint and demonstrated that oritavancin was as effective as the comparator regimen of vancomycin followed by cephalexin, which is a commonly used regimen. However, the FDA requested an additional clinical safety study be completed prior to the submission of a New Drug Application, or NDA, for oritavancin for the treatment of CSSSIs. In December 2005, we sold our worldwide rights to oritavancin to Targanta Therapeutics ("Targanta"). The terms of the agreement included upfront and potential clinical related milestone payments of up to $9.0 million. We also received a convertible promissory note that, assuming certain clinical milestones were achieved, could have been valued at up to $25.0 million in principal amount from Targanta, which note was initially secured by the oritavancin assets. Upon the achievement by Targanta of certain corporate objectives, the notes were designed to convert into capital stock of Targanta, subject to certain limitations in the amount of voting stock that we may hold. Effective February 2007, these objectives have been met by Targanta and, upon conversion of the promissory note, we now hold approximately 1.7 million shares of Targanta Series C preferred stock. In connection with this 2005 transaction, Eli Lilly & Company ("Eli Lilly")waived its right to collect a $10.0 million milestone payment which had previously been accrued by us. We also received a seat on the Targanta board of directors.

Divesture of Amphotec®

Amphotec® is an FDA approved lipid-form of amphotericin B indicated for the treatment of invasive aspergillosis in patients where renal impairment or unacceptable toxicity precludes the use of amphotericin B deoxycholate in effective doses, and in patients with invasive aspergillosis where prior amphotericin B deoxycholate has failed. Systemic fungal infections that do not respond to initial treatment with standard antifungal treatment regimens are typically treated with amphotericin B, the active ingredient in Amphotec®. This product is approved in the United States under the name Amphotec® and in more than 40 other countries under the name Amphocil®. In 2004, we announced our intent to divest Amphotec® and in May 2005, we sold Amphotec® to Three Rivers for cash consideration. In accordance with our agreement with Three Rivers, we may receive contingent payments based on Three Rivers meeting future specified sales targets of Amphotec®. During the fourth quarter of 2006, the first of these sales targets was met and we received $0.5 million from Three Rivers in the first quarter of 2007.

Discontinuation of Actimmune® Trial for Ovarian Cancer.

We were conducting the GRACES trial, which was an 847-patient Phase III clinical trial of Actimmune® in combination with carboplatin and paclitaxel for the first-line treatment of ovarian cancer in women who have undergone surgical resection. On February 2, 2006, we announced our decision to discontinue the GRACES trial evaluating the safety and efficacy of Actimmune® in combination with standard of care chemotherapy in patients with advanced ovarian cancer. After reviewing the results of an analysis of progression free survival time and an interim analysis of overall survival time, an independent Data Safety Monitoring Board recommended the discontinuation of the ongoing post-treatment follow-up of patients in the study. This recommendation was based on a shorter overall survival time in patients who received Actimmune® plus standard of care chemotherapy compared to patients who received standard of care chemotherapy alone. As a result, we do not intend to conduct further development of Actimmune® for the treatment of ovarian cancer.

License and Other Agreements

Roche License and Collaboration Agreement (Protease Inhibitors)

In October 2006, we entered into an Exclusive License and Collaboration Agreement (the "Collaboration Agreement") with Roche. Under the Collaboration Agreement, InterMune and Roche will collaborate to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes InterMune's lead candidate compound ITMN-191, which entered Phase 1a clinical trials late in 2006. The companies also agreed to collaborate on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

Under the terms of the Collaboration Agreement, InterMune agreed to conduct Phase I studies for ITMN-191, and thereafter Roche will lead clinical development and commercialization. Upon closing, InterMune received a non-refundable upfront payment of $60.0 million from Roche. In addition, assuming successful development and commercialization of ITMN-191 in the United States and other countries, InterMune could potentially receive up to $470.0 million in milestone payments. Roche agreed to fund 67% of the global development costs of ITMN-191 and, if the product is approved for commercialization by the U.S. Food and Drug Administration, the companies will co-commercialize the product in the United States and share profits on a 50-50 basis. InterMune will receive royalties on any sales of the product outside of the United States. InterMune has the right to opt-out of either co-development and/or co-commercialization of ITMN-191 in exchange for higher royalties on ex-United States sales and royalties instead of profit sharing in the United States, as applicable. The economic terms for ITMN-191 could also apply to additional compounds that InterMune and Roche develop under the Collaboration Agreement.

Genentech, Inc. License Agreement (Actimmune®)

In 1998, we obtained a license from Genentech, Inc. ("Genentech") for patents relating to Actimmune®. The license from Genentech terminates on the later of May 5, 2018 or the date that the last of the patents licensed under the agreement expires. Our licensed Actimmune® rights include exclusive and non-exclusive licenses. The exclusive licenses include the right to develop and commercialize Actimmune® in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive licenses include the right to make or have made Actimmune® for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune® for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with CGD or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to Actimmune® in Japan and other countries. In addition, we received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the BI agreement discussed below. Under the Genentech license, we pay Genentech royalties on the revenue from sales of Actimmune®, and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a BLA with the FDA for approval to market Actimmune® for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune® for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune®. We had made royalty payments of approximately $67.2 million in the aggregate, but no milestone payments, under this agreement through December 31, 2006. If all of the milestones under this agreement are achieved, we would be required to make further milestone payments of $3.2 million. We must satisfy specified diligence obligations under the agreement with Genentech to maintain our license from Genentech. Our rights to certain therapeutic uses for Actimmune® under this agreement could revert to Genentech if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

Boehringer Ingelheim International GmbH (Imukin®)

In 2001, we formed a collaboration with BI to clinically develop and seek regulatory approval for interferon gamma-1b, the active ingredient in Actimmune®, in certain diseases, and to commercialize a liquid formulation of interferon gamma-1b under one or more of BI's trade names, including Imukin®, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties will seek to develop and obtain regulatory approval for the use of Imukin® in the treatment of a variety of diseases, including IPF, ovarian cancer, CGD and osteopetrosis. The agreement provides that we will fund and manage clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement. BI will pay us royalties on sales of the product when it meets a specified minimum sales level. BI has an option to exclusively promote Imukin® in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which BI does not do so. If we opt to promote the product in those countries or for those new diseases for which BI does not, we will pay royalties to BI on sales of the product in those countries and/or for those new diseases. We had neither paid nor received any royalties under this agreement through December 31, 2006, and there are no milestone payments under this agreement. The agreement will expire, on a country-by-country basis, upon expiration of the parties' royalty obligations in each country covered by the agreement. Such royalty obligations generally expire fifteen years after regulatory approval of Imukin® for certain specified indications in the relevant country. If no such regulatory approvals are granted in a particular country, the royalty obligations in such country will expire in 2016. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the other party or for the insolvency of the other party. In addition, we have the right to terminate the agreement with respect to certain countries at any time subsequent to regulatory approval for IPF.

Connetics Corporation (acquired by Stiefel Laboratories, Inc.) (Actimmune®)

Through an assignment and option agreement with Connetics, we paid Connetics $5.7 million to acquire rights to Actimmune® and are obligated to pay to Connetics a royalty of 0.25% of our net United States sales for Actimmune® until our net United States sales cumulatively surpass $1.0 billion. Above $1.0 billion, we are obligated to pay a royalty of 0.5% of our net United States sales of Actimmune®. Through a separate purchase agreement, we paid Connetics $0.4 million to acquire rights related to scleroderma and are obligated to pay Connetics a royalty of 4.0% on our net revenue from sales of Actimmune® for the treatment of scleroderma. We had made royalty payments of approximately $1.5 million in the aggregate through December 31, 2006. There are no milestone payments pursuant to this agreement.

Amgen Inc. (Infergen®, PEG-Alfacon-1 and Interferon Gamma)

In 2001, we entered into a licensing and commercialization agreement with Amgen through which we obtained an exclusive license in the United States and Canada to Infergen® and the rights to an early stage program to develop a pegylated form of Infergen® PEG-Alfacon-1. Infergen® is currently approved in both the United States and Canada to treat chronic HCV infections. Under the agreement, we had the exclusive right to market Infergen® and clinically develop it for other indications in the United States and Canada. In December 2004, we amended our licensing and commercialization agreement with Amgen to remove certain non-competition restrictions on Amgen with respect to alpha interferons in exchange for a specified reduction in the royalties payable by us to Amgen on Infergen® sales should Amgen engage in certain competitive activities as well as Amgen's consent to transfer the manufacturing of Infergen® to a new supplier. (See section entitled "Manufacturing" below). We initially paid Amgen $29.0 million for up-front license and other fees and milestones with respect to our license, and had been obligated to pay royalties on sales of Infergen®. In March 2003, we commenced a Phase I clinical trial for PEG-Alfacon-1, which required us to make a $1.5 million milestone payment to Amgen pursuant to the terms of the agreement. We had made royalty and milestone payments of approximately $40.0 million under this agreement in the aggregate through December 31, 2005. These rights and obligations with respect to Infergen® under the agreement have been assumed by Valeant as part of our sale of the Infergen® product to Valeant in December 2005. We have discontinued development of PEG-Alfacon-1.

Marnac, Inc./KDL GmbH (Pirfenidone)

In 2002, we licensed from Marnac, Inc. ("Marnac") and its co-licensor, KDL GmbH ("KDL"), their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Under the agreement terms, we received an exclusive license from Marnac and KDL in exchange for an up-front cash payment of $18.8 million and future milestone and royalty payments. Future milestone payments will be based on the progress of clinical development of pirfenidone. We had made no royalty or milestone payments under this agreement through December 31, 2006. If all of the milestones under this agreement are achieved, we would be required to make milestone payments of $14.5 million. Our rights to the licensed products under the agreement could revert to Marnac if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. The agreement is scheduled to expire upon the later of the expiration of the primary patent licensed under the agreement; or on a disease-by-disease and country-by-country basis (as determined by reference to the indications for which pirfenidone is approved in such country) on the later of (i) the expiration of market exclusivity in such country (if any) resulting from the grant of orphan drug designation to pirfenidone for the treatment of a human fibrotic disease; and (ii) the expiration of the last valid and enforceable claim in a issued licensed patent claiming the use of pirfenidone to treat such disease in such country. Following expiration of the agreement, we will retain a fully paid-up, royalty-free, perpetual, irrevocable, sublicenseable license to the patents, know-how, and other intellectual property rights licensed under the Agreement. We may terminate the agreement after giving the requisite notice to Marnac. In the event Marnac or KDL terminate the agreement, we have the right to seek specific performance of the agreement.

Novartis Corporation (formerly Chiron Corporation) (Small Molecule Therapeutics)

In 2004, we entered into a license agreement with Novartis Corporation ("Novartis") which granted us the right to discover, develop and commercialize small molecule therapeutic agents against certain HCV targets that are covered by patents owned by Novartis. In consideration for this license, we paid Novartis a nonrefundable fee of approximately $0.4 million in 2004 and are required to make milestone payments based on the clinical progress of ITMN-191. In 2006, we expensed $0.5 million upon initiation of the Phase Ia clinical trials for ITMN-191. Assuming that all of the remaining milestones under this agreement are achieved, we will be required to make milestone payments of $4.5 million. In addition, Novartis is entitled to receive royalties on future product sales.

Array BioPharma Inc. (Small Molecule Therapeutics)

In 2002, we entered into a drug discovery collaboration agreement to create small molecule therapeutics targeting hepatitis with Array. We fund drug discovery research conducted by Array based on the number of Array scientists working on the research phase of the agreement and we are responsible for all development and commercialization. Array will be entitled to receive milestone payments based on the selection and progress of clinical drug candidates, as well as low single-digit royalties on net sales of products derived from the collaborative efforts. The original term of this agreement expired in September 2004 and has since been extended to June 2007, subject to certain conditions. In addition, in December 2004, the agreement was amended to provide a mechanism for us to purchase certain intellectual property rights arising from the collaboration. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target. This research collaboration extends through March 2007.

Assuming that all of the remaining milestones under these agreements are achieved, we will be required to make milestone payments of $8.5 million. Total research and development expenses related to this agreement were $10.2 million, $7.5 million and $5.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Included in the $10.2 million in 2006 is a $0.5 million milestone payment for the initiation of the Phase Ia clinical trial for ITMN-191. Included in the $5.7 million in 2004 is a non-refundable fee of $2.5 million paid in connection with securing the right to purchase Array's ownership interest in certain collaboration patents.

Shearwater Corporation (PEG-Alfacon-1)

In June 2002, we entered into a development, license and manufacturing agreement with Shearwater Corporation ("Shearwater"), a wholly-owned subsidiary of Nektar Therapeutics, to access Shearwater's pegylation technology in order to develop a pegylated version of Infergen®. Under the terms of the agreement, we received a co-exclusive license with Maxygen from Shearwater in exchange for an up-front payment of $500,000 and future milestone and royalty payments. We terminated this agreement in June 2006 and had paid $250,000 in milestone payments, but no royalty payments, under this agreement in the aggregate through the date of termination.

Maxygen Holdings Ltd. (Next-Generation Interferon Gamma)

We have a license and collaboration agreement with Maxygen to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune®. If preclinical data provide compelling proof of concept for a longer-acting interferon gamma compound, our plan would be to take forward into clinical development selected protein-modified interferon gamma product candidates created by Maxygen that meet these criteria. We have funded Maxygen's optimization and development of these next-generation interferon gamma products and retain exclusive worldwide commercialization rights for all human therapeutic indications. Our diligence obligations include a minimum level of clinical development expenditures for an initial period of time, as well as the general obligation to use commercially reasonable efforts to clinically develop, seek regulatory approval for and commercialize a product in specified major market countries. The agreement terms include up-front license fees and full research funding, as well as development and commercialization milestone payments, which are payable based on the progress of our clinical development program for next-generation interferon gamma products and the achievement of certain sales targets with respect to such products. In addition, Maxygen will receive royalties on product sales. We had made payments of approximately $9.7 million under this agreement in the aggregate through December 31, 2006. We paid Maxygen a total of $87,000 and $106,000 for the years ended December 31, 2006 and 2004, respectively. We did not make any payments in 2005. If all of the milestones under this agreement are achieved, we would be required to make additional milestone payments of $43.0 million.

In countries in which patents covering next-generation interferon gamma products have issued or will issue to either us or Maxygen, our royalty obligations will generally expire upon the expiration of all such patents. In other countries, our royalty obligations will continue for a specified period following the first commercial sale of a next-generation interferon gamma product in such country. Our agreement with Maxygen will expire upon the expiration of all royalty obligations under the agreement. Prior to expiration of the agreement, either party can terminate the agreement for the insolvency of the other party, and in the event of a material breach of the agreement by a party, the other party has the right to pursue a remedy through arbitration. If we commit a material breach of the agreement, the remedy selected by the arbitrator may include termination of the licenses granted to us by Maxygen under the agreement. In addition, if we do not meet certain diligence obligations, Maxygen may have the right to terminate the agreement, as well as to obtain royalty-bearing licenses from us that would allow it to continue the development and commercialization of next-generation interferon gamma products.

Eli Lilly & Company (Oritavancin)

In 2001, we entered into an asset purchase and license agreement with Eli Lilly pursuant to which we acquired worldwide rights to oritavancin. We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound.

ALZA Corporation (Amphotec®)

In 2001, we entered into a product acquisition agreement with ALZA Corporation, now a subsidiary of Johnson & Johnson, in which we acquired the rights to Amphotec®. We had made royalty payments of approximately $1.3 million, but no milestone payments, under this agreement in the aggregate through December 31, 2005. We assigned this agreement to Three Rivers in May 2005 in connection with Three Rivers' purchase of the Amphotec® product.

Manufacturing

We contract with qualified third-party manufacturers to produce our products and product candidates. This manufacturing strategy enables us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

Boehringer Ingelheim Austria GmbH (Actimmune®)

In 2000, we entered into a supply agreement with BI for the clinical and commercial supply of Actimmune®. The agreement with BI generally provides for the exclusive supply by BI and exclusive purchase by us of

Actimmune®. We are required to purchase a minimum amount of Actimmune® per year, and BI is required to supply Actimmune® to us, subject to certain limits. On July 26, 2005, we amended the supply agreement with BI pursuant to which BI agreed to waive certain of InterMune's minimum purchase commitments for Actimmune® for 2005 and to reduce certain other minimum Actimmune® purchase requirements for 2006. In December 2006, we further amended the agreement pursuant to which BI has agreed to reduce our per vial price for purchases of Actimmune® in 2007 and 2008 in consideration for a prepayment in 2006 of approximately 3.4 million euros (approximately $4.5 million). As of December 31, 2006, we were obligated to make aggregate minimum purchases of Actimmune® from BI in the years 2007 through 2012 of $91.6 million. With regard to certain minimum purchase requirements in 2007 and thereafter, BI has granted us the option of either taking delivery of Actimmune® or paying for the difference between the amount of product actually purchased and the minimum purchase requirement. If BI is not able to supply all of our requirements for Actimmune®, we may choose an additional manufacturer. However, we are not entitled to seek such a secondary source until BI has informed us of its unwillingness or inability to meet our requirements. BI may have the right to terminate the agreement if we materially breach the minimum yearly purchase obligation for Actimmune® that is specified in the agreement. In the event that we decide that our minimum yearly purchase obligation under the agreement exceeds our annual requirements for Actimmune®, the agreement provides a mechanism by which we can decrease on a going-forward basis such purchase obligation, in exchange for appropriate adjustments to the financial terms of the agreement, to be negotiated by the parties at time of such adjustments. The agreement will expire on December 31, 2012. However, in the event that we were to proceed with a supplemental BLA for Actimmune®, we have the option to extend the initial term of the agreement up to December 31, 2021. The agreement continues to automatically renew for successive four-year periods, unless one party provides the other with a written notice of its election not to renew the agreement. In addition, we have the right to terminate the agreement immediately in the event that health authorities prevent use in clinical trials or the marketing of Actimmune®. Given the fact that the Phase III INSPIRE trial was unsuccessful and discontinued in March 2007, in addition to the mechanism set forth in the agreement which allows us to decrease our minimum yearly purchase obligations on a going-forward basis (with adjustments to the financial terms to be negotiated by the parties), we are currently reviewing other aspects of the contracts that we believe are relevant to our future purchase commitments, including our ability to cancel previously provided forecasts and eliminate our purchase obligations. In addition, the December 2006 prepayment has been charged to cost of goods sold in our 2006 results of operations.

Amgen Inc. (Infergen®)

As part of our 2001 license agreement with Amgen under which we licensed Infergen®, we entered into a manufacturing and supply arrangement under which Amgen was obligated to manufacture and supply our requirements of Infergen® for our sales in the United States and Canada. We assigned this agreement to Valeant in December 2005 in connection with Valeant's purchase of the Infergen® product.

Boehringer Ingelheim Austria GmbH (Infergen®)

On November 3, 2005, we entered into an agreement with BI for the future clinical and commercial supply of Infergen®. The agreement generally obligated BI to supply exclusively to us, and for us to purchase exclusively from BI, bulk Infergen® as well as the finished forms of Infergen® that are currently marketed. Amgen will remain the manufacturer for Infergen® until the transfer of the manufacturing process from Amgen to BI is completed and until BI is approved by the FDA as a manufacturer of Infergen®. Prior to and upon execution of the agreement, we made payments to BI of approximately $16.8 million. We assigned this agreement and all future rights and obligations thereunder to Valeant as part of the sale of the Infergen® product to Valeant in December 2005.

Cardinal Health PTS, Inc. (oritavancin and pirfenidone)

In 2003, we entered into an agreement with Cardinal Health PTS, Inc. ("Cardinal Health") to supply us with oritavancin drug product. We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound. Cardinal Health also formulates and encapsulates the active pharmaceutical ingredient ("API") in the manufacturing process for pirfenidone.

ACIC Fine Chemical, Inc. and Signa C.V. (pirfenidone)

On May 13, 2004 we entered into a purchase agreement with ACIC Fine Chemicals Inc. ("ACIC") to supply us with a finite amount of API for manufacturing of pirfenidone. Under a separate agreement with Signa C.V. ("Signa"), ACIC sub-contracts the actual manufacturing of this finite amount of API for pirfenidone to Signa. We acquire the API for pirfenidone from ACIC on a purchase order basis under the agreement. We are not obligated to purchase any minimum amount of product under this agreement.

Abbott Laboratories, Inc. (oritavancin)

In 2001, we entered into an agreement with Abbott Laboratories, Inc. ("Abbott") to provide the bulk manufacturing of oritavancin active pharmaceutical ingredient (oritavancin API). We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound.

Ben Venue Laboratories Supply Agreement (Amphotec®)

We assumed a manufacturing and supply agreement with Ben Venue Laboratories, Inc. ("Ben Venue") dated as of January 1, 1993 for the manufacture of Amphotec®. We assigned this agreement to Three Rivers in May 2005 in connection with Three Rivers' purchase of the Amphotec® product.

Patents and Proprietary Rights

Based on our own internal research efforts, we have filed numerous patents relating to the use of interferons to treat a variety of diseases in the areas of pulmonology, hepatology and oncology. In addition, we have filed for patents on a number of small molecules in hepatology and pulmonology.

Actimmune

We have acquired an exclusive license under certain Genentech patents to develop, use and sell interferon gamma-1b, the active ingredient in Actimmune®, in particular fields in the United States, Canada and Japan under our license agreement with Genentech. This license agreement covers more than 12 United States patents and related foreign patents and/or patent applications filed in Japan and Canada. Certain of the United States patents covering DNA vectors and host cells relating to interferon gamma-1b have expired in 2005 and in 2006 without material impact to our business. In addition, a United States patent relating to the composition of interferon gamma-1b expires in 2014. Other material United States patents expire between 2009 and 2013. Under the Genentech license, we pay Genentech royalties on the sales of Actimmune®, and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a BLA with the FDA for approval to market Actimmune® for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune® for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune®. Two United States composition-of-matter patents acquired from Amgen covering interferon-gamma analogs, including interferon gamma-1b, expire in 2022.

Pirfenidone

We have acquired an exclusive license under certain Marnac/KDL patents and patent applications relating to the manufacture, use and sale of pirfenidone for antifibrotic use worldwide, excluding Japan, Korea and Taiwan. The Marnac/KDL patent in the United States will expire in 2011. When this patent expires in 2011, we will not be able to use this patent to block others from marketing pirfenidone for the treatment of fibrotic disorders in the United States. Under the terms of this license, we are required to pay Marnac and KDL milestone payments based on the progress of clinical development of pirfenidone, as well as royalties on future sales. The pirfenidone composition-of-matter patent has expired and Marnac has the right to license this compound for non-fibrotic diseases. For a description of certain intellectual property issues relating to this license, please see "Item 1A. Risk Factors-Over time, we will lose our ability to rely on the intellectual property we currently own to prevent competing products, which may impair our ability to generate revenue" below.

Protease Inhibitors

In late 2004, we purchased from Array certain co-ownership rights in patents relating to our protease inhibitor program such that we hold exclusive ownership rights in the patent applications covering the products arising out of our collaboration with Array.

Other Intellectual Property

We hold additional intellectual property in our core therapeutic areas. For example, we have filed numerous patent applications relating to the use of interferons and small molecules for the treatment of various diseases in the areas of pulmonology, HCV and oncology. To date, none of these patent applications have issued.

Competition

Actimmune® for CGD and Severe Malignant Osteopetrosis

Actimmune® is the only FDA approved therapy for CGD and severe, malignant osteopetrosis and we are not aware of any competitive products available or in development for these indications. However, in general, our products and product candidates face competition from other currently available or development-stage therapies.

Pirfenidone for IPF

There is no FDA approved therapy available for the treatment of IPF. We believe that the primary competition for pirfenidone, if approved by the FDA for the treatment of IPF, will initially consist of products that are approved for other indications and for which clinical development for IPF is contemplated or underway, such as Enbrel®, Gleevec® and Tracleer®. In 2005, Phase II clinical trials for both Tracleer® and Enbrel® failed to reach their primary endpoints.

Protease Inhibitor for HCV

In the field of hepatology there are multiple drug candidates in development for hepatitis C, including immunomodulators, synthetic interferons, ribavirin analogs, protease inhibitors, polymerase inhibitors, viral budding inhibitors, monoclonal antibodies and RNAi knockdown techniques. In the field of HCV protease inhibitors, several other companies have protease inhibitor drugs in development, including Schering-Plough Corporation, Gilead Sciences, Merck & Co., Pfizer, Inc., GlaxoSmithKline, and Vertex Pharmaceuticals Incorporated. Many of these companies have substantially greater financial, technical and human resources than we do, have a significant lead in terms of timing of clinical development, and are more experienced in the development of new drugs than we are.

Commercial Operations, Product Distribution and Medical Affairs

Reorganization of Commercial Operations

In connection with the divestiture of Infergen®, we also made significant reductions in our commercial operations in late 2005, including a significant reduction in our field-based IPF disease awareness activities. We plan to rebuild a commercial presence in the future if and when Phase III data from the research and development pipeline warrant that investment. We continue to have a strategic marketing group that will continue to support the supply and reimbursement of Actimmune® for its labeled indications, CGD and severe, malignant osteopetrosis. This group is also responsible for strategic planning in preparation for the potential launch of pirfenidone for the treatment of IPF.

Product Distribution

In the United States, Actimmune® is sold primarily to distributors and specialty pharmacies who distribute directly to patients. During the year ended December 31, 2006, the primary specialty pharmacies and distributors for Actimmune® were CuraScript, Inc. (formerly Priority Healthcare, Inc.), Caremark, Inc. and Merck Medco, which accounted for 57%, 22% and 11%, respectively, of our total net product sales.

Co-Promotion

On March 26, 2004, we entered into an agreement with Baxter Healthcare Corporation ("Baxter") under which we co-promoted Baxter's product Aralast® in the United States for the treatment of patients with hereditary emphysema. Under this agreement, we were compensated by Baxter based upon a percentage of Aralast sales. We were required to make a certain minimum number of visits to physicians' offices on an annual basis to discuss Aralast, and among those visits a certain minimum number were required to be to offices of pulmonologists. We terminated this agreement with Baxter in December 2005 in connection with the decision to significantly reduce our field-based IPF disease awareness activities.

Medical Affairs

We have a Medical Affairs Department that maintains current, scientific-based information about pulmonology and hepatology for the benefit of heath care providers, patients and caregivers, as well as our employees. Our Medical Science Liaisons are responsible for maintaining relationships with physicians who are regional and national thought leaders, supporting clinical trial awareness and enrollment and supporting investigator sponsored trials. Other functions of our Medical Affairs Department are medical education, medical information, publications and administration.

Sales by Geographic Region

Our total revenue by region for the years ended December 31, was as follows (in thousands):

	2006	2005	2004
United States	$90,185	$110,017	$126,288
Rest of the world	599	479	2,392
Totals*	$90,784	$110,496	$128,680

* Total revenue for each of the years ended 2005 and 2004 have been adjusted to reflect the reclassification of Infergen® revenue into discontinued operations.

Governmental Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as biologics or drugs by the FDA.

The EMEA, or European Medicines Agency, is a centralized body of the European Union whose main responsibility is the protection and promotion of public health through the evaluation and supervision of medicines for human use. The EMEA coordinates the evaluation and supervision of medicinal products throughout the 25 European Union member states in a network of 42 national competent authorities.

The process required by the FDA before our potential products, or previously approved products to be marketed for the treatment of new diseases in the United States generally involves the following:

- preclinical laboratory and animal tests;
- submission of an IND, which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and
- FDA approval of a new BLA, a new NDA, or a BLA or NDA supplement.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

Prior to commencing a clinical trial in the U.S., we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the application. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence such a clinical trial. Further, an independent institutional review board ("IRB") for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

For purposes of NDA or BLA approval, human clinical trials in the United States are typically conducted in three sequential phases that may overlap.

- *Phase I:* The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- *Phase II:* Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosage frequency. These Phase II clinical trials may be divided into early Phase II clinical trials, which are referred to as Phase IIa clinical trials, during which pilot studies are performed to determine initial activity and late Phase II clinical trials, which are referred to as Phase IIb clinical trials, that generally consist of controlled trials often involving several hundred patients in traditional drug development programs.
- *Phase III:* When Phase II clinical trials demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate dosage, to provide statistically and clinically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. It is possible for a drug that appears promising in a Phase II clinical trial to fail in a more rigorous and reliable Phase III clinical trial. For example, after Actimmune® had shown promising results for the treatment of IPF in an investigator sponsored Phase II clinical trial, our initial Phase III study of Actimmune® for the treatment of IPF failed to show significant effect on the primary endpoint of progression-free survival or on secondary endpoints of lung function and quality of life.

In the case of products for severe or life-threatening diseases such as IPF, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II clinical trials, and thus these trials are frequently referred to as Phase I/II clinical trials.

We may not successfully complete Phase I, Phase II or Phase III clinical trial testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or an IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These are called Phase IV studies. The results of Phase IV studies can confirm the effectiveness of a drug and can provide important safety information to augment the FDA's adverse drug reaction reporting system.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA or NDA, or as part of a BLA or NDA supplement for approval as a treatment for a new disease if the product is already approved for a disease. The FDA may deny approval of a BLA, NDA or BLA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data. Even if such data are submitted, the FDA may ultimately decide that the BLA, NDA or BLA or NDA supplement does not satisfy the criteria for approval.

Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

A company seeking approval of an abbreviated new drug application ("ANDA"), for the use of an approved drug that is subject to another company's patent may have to certify to that patent and notify the owner of the NDA and patent for such drug that it is seeking approval. If the patent owner or licensee files a patent infringement lawsuit, FDA approval of the ANDA for which certification is made may be deferred pending the outcome of the lawsuit.

The FDA's fast track program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review completed portions of a BLA or NDA for a product granted fast track and/or accelerated review status before the entire application is complete, thus potentially beginning the review process at an earlier time. We have obtained fast track designation from the FDA for Actimmune® in the treatment of IPF. We cannot guarantee that this fast track designation will affect the time of review, or that the FDA will approve the BLA. Fast track products are subject to the same types of post-approval requirements as other products.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or of approved products for new diseases for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates or for use of our approved products for new diseases on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases, patient subgroups and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, initial regulatory approval for any of our product candidates, or additional regulatory approvals for new indications of our approved products, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Any products we manufacture or distribute pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with these products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and other government agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. For example, we are aware that physicians are prescribing Actimmune® for the treatment of IPF, although we do not promote Actimmune® for the treatment of IPF, and the FDA has not approved the use of Actimmune® for the treatment of this disease. Substantially all of our Actimmune® revenue is derived from physicians' prescriptions for off-label use for IPF. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use. Companies cannot promote FDA approved drugs for off-label uses. A company may engage in truthful, non-misleading, and non-promotional speech concerning its products. We may also educate physicians about a particular disease state and how that disease is properly diagnosed so that patients who qualify for the clinical trial might be identified. We also may survey physicians who are lawfully prescribing our products for off-label uses to monitor patients' experiences, particularly as to whether safety issues have arisen. We may also, pursuant to FDA policies, respond to unsolicited requests from health care professionals and engage in appropriate scientific exchange of information about unapproved uses. We have engaged in these lawful activities in the past and continue to engage in some of them today. We have polices and procedures in place to regulate the lawful promotion of our marketed products within their labeled indications. Employees are trained to follow these policies and procedures and must certify that they will abide by them. The FDA actively enforces regulations prohibiting promotion of off-label uses and the promotion of products for which marketing approval has not been obtained. While we believe we are currently in compliance with the FDA's regulations relating to off-label promotion, the regulations are subject to varying interpretations which continue to evolve. Failure to comply with these requirements in the past or with respect to future activities can result in regulatory enforcement action by the FDA and other governmental bodies, which would have an adverse effect on our revenue, business and financial prospects. On November 9, 2004 we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune®, including information regarding the promotion and marketing of Actimmune®. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune® for IPF by former InterMune employees during a period ending in June 2003. For a more complete description of this matter see "Item 3. Legal Proceedings" below.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA or BLA for that orphan indication. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first to subsequently receive FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity for seven years in the United States, (i.e., the FDA may not approve any other applications to market the same drug for the same disease for seven years, except in very limited circumstances). Orphan drug designation exclusivity lasts for 10 years in the European Union. We have filed and intend to file for orphan drug designation for those diseases we target that meet the criteria for orphan drug exclusivity. For example, Actimmune® has orphan drug exclusivity for severe, malignant osteopetrosis. Actimmune® and pirfenidone have been granted orphan drug designation for the treatment of IPF by the FDA and EMEA. Although obtaining FDA and EMEA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that we will be able to maintain this designation for Actimmune® or pirfenidone, nor can there be any assurance that we will be granted orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage.

Research and Development

We established an in-house applied research group in 2002 to conduct applied research. We also currently contract preclinical research to qualified third-party research organizations such as academic institutions or private contract labs. Our research and development expenses were $103.8 million, $82.7 million and $75.7 million for the years ended December 31, 2006, 2005 and 2004. Research and development expenses for each year presented have been adjusted to reflect the reclassification of Infergen® related activities into discontinued operations.

Facilities

All of our facilities and long-lived assets are located in the United States. Our facilities currently consist of 55,898 square feet of office space located at our headquarters at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into a ten-year lease for this facility. In January 2005, we entered into an operating lease agreement to sublease an additional 12,988 square feet of office space which consists of 11,444 square feet of usable area and 1,544 square feet of common area located at the second floor of 3240 Bayshore Boulevard, Brisbane, CA 94005. In connection with the divestiture of Infergen® and the reduction in our field-based IPF disease awareness activities, we no longer required the use of this space and have terminated this sublease effective April 2006. In May 2006, we entered into an amendment to our existing lease to expand our existing office space by approximately 15,000 square feet. The lease expires concurrently with our existing facility lease in March 2011. We believe that our facilities are adequate for our current needs, and that suitable additional or substitute space will be available in the future to replace our existing facility, if necessary, or accommodate expansion of our operations.

Employees

As of February 28, 2007, we had 195 full-time employees. Of the full-time employees, 128 were engaged in research and development and 67 were engaged in general and administrative positions. In connection with the sale of the Infergen® product to Valeant and the significant reduction in our field-based IPF disease awareness activities in 2005, we eliminated approximately 160 employee positions. As a result of our decision to discontinue the INSPIRE trial, we expect to reorganize the Company. On March 20, 2007, we announced reductions in staff of up to approximately 50%, which will occur during the next several quarters of 2007. We believe that our relations with our employees are good.

Available Information

We file electronically with the United States Securities and Exchange Commission ("SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make available on our website at http://www.intermune.com, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with, or furnishing them to, the SEC. You can also request copies of such documents by contacting our Investor Relations department at (415) 466-2242 or by sending an e-mail to *ir@intermune.com.*

Executive Officers of the Registrant

The following table provides information regarding our executive officers and key employees as of February 28, 2007:

Name	Age	Title
Daniel G. Welch	49	Chief Executive Officer and President
Marianne T. Armstrong, Ph.D.	52	Chief Medical Affairs and Regulatory Officer
Lawrence M. Blatt, Ph.D.	45	Chief Scientific Officer
Williamson Z. Bradford, M.D., Ph.D.	45	Vice President, Clinical Science
John C. Hodgman	52	Senior Vice President of Finance and Chief Financial Officer
Thomas R. Kassberg	46	Senior Vice President, Corporate Development and Commercial Operations
Steven B. Porter, M.D., Ph.D.	50	Chief Medical Officer
Cynthia Y. Robinson Ph.D.	48	Senior Vice President, Development Operations
Howard A. Simon, Esq., SPHR	48	Senior Vice President, Human Resources and Corporate Services and Associate General Counsel
Robin J. Steele, Esq.	51	Senior Vice President of Legal Affairs, General Counsel and Corporate Secretary

Daniel G. Welch. Mr. Welch has served as our Chief Executive Officer and President and a member of our board of directors since September 2003. From March 2003 to September 2003, Mr. Welch served as a consultant to Warburg Pincus LLC, a global equity investor. From August 2002 to January 2003, Mr. Welch served as chairman and chief executive officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company. From October 2000 to June 2002, Mr. Welch served as president of the pharmaceutical division of Elan Corporation, PLC, a pharmaceutical company. From September 1987 to August 2000, Mr. Welch served in various senior management roles at Sanofi-Synthelabo and its predecessor companies Sanofi and Sterling Winthrop, including vice president of worldwide marketing. From November 1980 to September 1987, Mr. Welch was with American Critical Care, a division of American Hospital Supply. Mr. Welch holds a B.S. from the University of Miami and an MBA from the University of North Carolina.

Marianne T. Armstrong, Ph.D. Dr. Armstrong has served as our Chief Medical Affairs and Regulatory Officer since January 2006. From January 2004 to January 2006, Dr. Armstrong served as our Senior Vice President, Regulatory/Medical Affairs and Drug Safety. From April 2002 to January 2004, Dr. Armstrong served as our Senior Vice President of Global Regulatory Operations and Corporate Compliance. From December 1999 to April 2002, Dr. Armstrong served as senior director of clinical development/regulatory affairs at Genentech, Inc, a pharmaceutical company. From July 1998 to November 1999, Dr. Armstrong served as senior director of clinical development at PathoGenesis Corporation, a pharmaceutical company. From May 1995 to July 1998, Dr. Armstrong served as department head of clinical affairs for Amgen Inc., a pharmaceutical company. From January 1981 to April 1995, Dr. Armstrong held management positions in clinical development at Alcon Laboratories, Solvay Pharmaceuticals and Parke-Davis/Warner Lambert, each a pharmaceutical company, and was a regional sales representative at American McGaw, a division of American Hospital Supply. Dr. Armstrong holds a Ph.D. and M.S. from Florida State University.

Lawrence M. Blatt, Ph.D. Dr. Blatt has served as our Chief Scientific Officer since January 2006. Dr. Blatt served as our Senior Vice President of Preclinical and Applied Research from January 2004 to January 2006. From May 2002 to January 2004, Dr. Blatt served as our Vice President of Biopharmacology Research. From January 1998 to May 2002, Dr. Blatt served as vice president, research, at Ribozyme Pharmaceuticals., a pharmaceutical company. From August 1996 to January 1998, Dr. Blatt served as vice president, product development, at National Genetics Institute. From May 1984 to August 1996, Dr. Blatt was employed at Amgen Inc., a pharmaceutical company, most recently as product development team leader, interferons. Dr. Blatt holds a Ph.D. in Public Health Administration from the University of La Verne.

Williamson Z. Bradford, M.D., Ph.D. Dr. Bradford has served as our Vice President of Clinical Science since January 2004. From July 2001 to January 2004, Dr. Bradford held several positions including most recently Vice President, Clinical Research, responsible for our pulmonary development efforts. From 1999-2001, Dr. Bradford served as Director, Clinical Science at IntraBiotics Pharmaceuticals, Inc., a pharmaceutical company and from 1998-1999, Dr. Bradford served as Clinical Scientist at Genentech, Inc., a pharmaceutical company. Prior to 1998, Dr. Bradford held various academic and clinical positions including Assistant Professor of Medicine at the University of California, San Francisco (UCSF). Dr. Bradford holds an M.D. from the University of North Carolina at Chapel Hill, School of Medicine, a Ph.D. from the University of California, Berkeley, School of Public Health, and was trained in internal medicine and infectious diseases at UCSF. He is board-certified in infectious diseases and serves as an Assistant Clinical Professor of Medicine in the Division of Infectious Diseases at UCSF.

John C. Hodgman. Mr. Hodgman has served as our Senior Vice President of Finance and Chief Financial Officer since August 2006. Prior to joining InterMune, Mr. Hodgman served as President and Chief Executive Officer of Aerogen, Inc. from June 2005 to October 2005 until its acquisition by Nektar. From August 1998 to December 2005, he served as Chairman, President and Chief Executive Officer of Cygnus, Inc. Mr. Hodgman also served as Vice President of Finance, Chief Financial Officer of Cygnus from August 1994 to August 1998 in addition to serving as President of Cygnus' Diagnostic Division. He currently serves on the Board of Directors of two public companies, Immersion Corporation and AVI BioPharma, Inc. Mr. Hodgman holds a B.S. from Brigham Young University and an M.B.A. from the University of Utah.

Thomas R. Kassberg. Mr. Kassberg has served as our Senior Vice President, Corporate Development and Commercial Operations since January 2006. From August 2004 to January 2006, Mr. Kassberg served as our Senior Vice President, Business Development. From December 2000 to July 2004, Mr. Kassberg served as founder and Vice President of Business and Corporate Development of Plexxikon, Inc. From 1996 to 1999, Mr. Kassberg worked as Senior Director, Business Development at SUGEN, Inc., and later as Senior Director, Corporate Licensing for Pharmacia, Inc. following the acquisition of SUGEN by Pharmacia in August 1999 until December 2000. Mr. Kassberg began his career at Bristol-Meyers-Squibb Company, a pharmaceutical company, where he served in various commercial functions, including strategic planning, financial analysis, business development and managed care sales. Mr. Kassberg holds a Masters in Management degree from Northwestern University.

Steven B. Porter, M.D., Ph.D. Dr. Porter has served as our Chief Medical Officer since January 2006. Dr. Porter served as our Senior Vice President of Clinical Affairs from January 2004 to January 2006. From July 2001 to January 2004, Dr. Porter served as our Vice President of Clinical Research. From 1999 to June 2001, Dr. Porter was employed at IntraBiotics Pharmaceuticals, Inc., a pharmaceutical company, most recently as Senior Director, Clinical Science and Clinical Affairs. From 1997 to 1999, Dr. Porter served as Senior Director, Clinical Affairs at Shaman Pharmaceuticals, Inc., a pharmaceutical company and from 1996 to 1997, Dr. Porter served as Associate Director, Clinical Research at Bayer Corporation. Dr. Porter received his M.D., and Ph.D. from Vanderbilt University School of Medicine. He completed his residency in internal medicine at the University of California, San Francisco and his fellowship in infectious diseases at the University of California, San Francisco and Stanford University. He is currently an Assistant Clinical Professor of Medicine in the Division of Infectious Diseases at the University of California, San Francisco.

Cynthia Y. Robinson, Ph.D. Dr. Robinson has served as our Senior Vice President of Development Operations since January 2006. Dr. Robinson served as our Senior Vice President, Therapeutic Area Teams from November 2004 to January 2006. From 1996 to 2004, Dr. Robinson held various positions at Elan Pharmaceuticals, Inc., a pharmaceutical company, serving most recently as Vice President, Project Management. From 1989 to 1996, Dr. Robinson was a scientist with Athena Neurosciences, Inc., a pharmaceutical company. From 1980 to 1982, Dr. Robinson was a Product Control Chemist with Texaco, Inc. Dr. Robinson holds a B.S. in Chemistry from the University of Alabama, Tuscaloosa, and a Ph.D. in Organic Chemistry from the University of Alabama, Birmingham.

Howard A. Simon, Esq, SPHR. Mr. Simon has served as our Senior Vice President, Human Resources and Corporate Services and Associate General Counsel since May 2004. Mr. Simon joined us from ABD Insurance and Financial Services, a financial services firm, where he was Senior Vice President, Human Resources & Associate Counsel from June 2003 to March 2004. Prior to ABD, Mr. Simon was the principal in HR & Employment Law Solutions, a consulting firm specializing in the biotechnology industry from February 2002 to June 2003. He served as Vice President, Human Resources at Maxygen, Inc. from 1999 to 2001. He holds an undergraduate degree from UC Berkeley, a law degree from the Boalt Hall School of Law (UC Berkeley), and a Master's Degree from the Graduate Theological Union of Berkeley. Mr. Simon also is a certificated Senior Human Resources Professional.

Robin J. Steele, Esq. Ms. Steele has served as our Senior Vice President, General Counsel and Corporate Secretary since late May 2004. From 1998 to April 2003, Ms. Steele worked with Elan Pharmaceuticals, Inc., a global pharmaceutical company headquartered in Dublin, Ireland, most recently as Vice President, Commercial and Legal Affairs in San Diego. Prior to joining Elan, Ms. Steele was in private practice and served as outside counsel to a variety of life science and technology based companies in the Bay Area. She currently serves on the Board of Directors of Targanta Therapeutics. Ms. Steele holds a B.A. in Biology from University of Colorado, Boulder, a J.D. from Hastings College of the Law, University of California, San Francisco, and a L.L.M. in Taxation from New York University School of Law.

ITEM 1A. *RISK FACTORS*

An investment in our common stock is risky. Stockholders and potential purchasers of shares of our stock should carefully consider the following risk factors, which hereby update those risks contained in the "Risk Factors" section of our Quarterly Report on Form 10-Q that was filed with the SEC on November 7, 2006, in addition to other information and risk factors in this Report. We are identifying these risk factors as important factors that could cause our actual results to differ materially from those contained in any written or oral forward-looking statements made by or on behalf of InterMune. We are relying upon the safe harbor for all forward-looking statements in this Report, and any such statements made by or on behalf of InterMune are qualified by reference to the following cautionary statements, as well as to those set forth elsewhere in this Report.

Risks Related to the Development of Our Products and Product Candidates

We may not succeed in our development efforts or in growing product revenue.

We commenced operations in 1998 and have incurred significant losses to date. Our revenue has been limited primarily to sales of Actimmune® derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF. Although we are developing pirfenidone for the treatment of IPF, pirfenidone will not be marketed for any diseases before 2010, if at all.

We may fail to develop our products on schedule, or at all, for the reasons stated in "Risks Related to the Development of Our Products and Product Candidates". If this were to occur, our costs would increase and our ability to generate revenue could be impaired. In addition, we may need to raise capital in amounts greater than we anticipate in order to continue our development activities as planned. If additional capital is not available, we may be forced to curtail our development activities or cease operations.

Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and statistically significant efficacy of that product for the treatment of the disease. Clinical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, we have decided to end our development of Actimmune® for patients with IPF as a result of our decision to discontinue the INSPIRE trial on the recommendation of the study's independent data monitoring committee. As a result, we do not intend to conduct further development of Actimmune® for the treatment of IPF. In addition, we reported that our exploratory Phase II clinical trial evaluating Actimmune® for the potential treatment of advanced liver fibrosis caused by HCV in patients who have failed standard antiviral therapy failed to meet its primary endpoint. As a result, we do not intend to conduct further development of Actimmune® for the treatment of liver fibrosis.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on clinical hold;
- patients do not enroll in clinical trials at the rate we expect;
- patients experience adverse side effects;
- patients withdraw or die during a clinical trial for a variety of reasons, including adverse events associated with the advanced stage of their disease and medical problems that may or may not be related to our products or product candidates;
- the interim results of the clinical trial are inconclusive or negative;
- our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;
- third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- our contract laboratories fail to follow good laboratory practices; or
- sufficient quantities of the trial drug are not available.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. For example, our development costs related to Actimmune® as a potential treatment for IPF increased due to our need to conduct an additional Phase III clinical trial, as our first Phase III clinical trial of Actimmune® for the potential treatment of IPF failed to show a significant effect on the primary endpoint of progression-free survival or on secondary endpoints of lung function and quality of life. If there are any significant delays for any of our other current or planned clinical trials, our financial results and the commercial prospects for our products and product candidates will be harmed, and our prospects for profitability will be impaired.

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses.

We currently depend upon one collaboration partner, Roche, for support in the development and commercialization of our HCV product candidates. If our collaboration agreement with Roche terminates, our business and, in particular, the development and commercialization of our HCV product candidates would be significantly harmed.

On October 16, 2006, we entered into the Collaboration Agreement with Roche. Under the Collaboration Agreement, we will collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound ITMN-191, which is currently expected to enter clinical trials before the end of 2006. We will also collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors. Assuming we continue to successfully develop and commercialize these product candidates, under the terms of the Collaboration Agreement, we are entitled to receive reimbursement and sharing of expenses incurred in connection with the development of these product candidates and additional milestone payments from Roche. In addition, if any of the product candidates we have licensed to Roche are approved for commercialization, we anticipate receiving proceeds in connection with the sales of such products. After April 30, 2007, Roche may terminate the Collaboration Agreement in its entirety, in any country, subject to certain limitations for major countries, or with respect to any product or product candidate licensed under the Collaboration Agreement for any reason on six months' written notice. If the Collaboration Agreement is terminated in whole or in part and we are unable to enter into similar arrangements with other collaborators, our business could be materially adversely affected.

If Roche fails to perform its obligations under the Collaboration Agreement, we may not be able to successfully commercialize our product candidates licensed to Roche and the development and commercialization of our product candidates could be delayed, curtailed or terminated.

Under the Collaboration Agreement, if marketing authorization is obtained, we will co-promote or co-market with Roche our lead candidate compound ITMN-191, and/or any other product candidates licensed to Roche, as applicable, in the United States and Roche will market and sell ITMN-191 and/or any other product candidates licensed to Roche, throughout the rest of the world. Roche will also be responsible for the manufacturing of the global commercial supply for ITMN-191 and/or any other product candidates licensed to Roche. As a result, we will depend upon the success of the efforts of Roche to manufacture, market and sell ITMN-191, and/or any other product candidates if approved. However, we have little to no control over the resources that Roche may devote to such manufacturing and commercialization efforts and, if Roche does not devote sufficient time and resources to such efforts, we may not realize the commercial benefits that we anticipate, and our results of operations may be adversely affected.

If we materially breach the representations and warranties we made to Roche under the Collaboration Agreement or any of our other contractual obligations, Roche has the right to seek indemnification from us for damages it suffers as a result of such breach. These amounts could be substantial.

We have agreed to indemnify Roche and its affiliates against losses suffered as a result of our material breach of representations and warranties and our other obligations in the Collaboration Agreement. If one or more of our representations and warranties were not true at the time we made them to Roche, we would be in breach of the

Collaboration Agreement. In the event of a breach by us, Roche has the right to seek indemnification from us for damages suffered by Roche as a result of such breach. The amounts for which we could become liable to Roche may be substantial.

Roche has the right under certain circumstances to market and sell products that compete with our product candidates that we have licensed to Roche, and any competition by Roche could have a material adverse effect on our business.

Roche has agreed that, except as set forth in the Collaboration Agreement, it will not develop or commercialize certain specific competitive products during the exclusivity period, which extends only until October 2011 at the latest. However if neither ITMN-191 nor any other product candidate is in clinical development, Roche may develop or commercialize such certain specific competitive products; provided if they do, we will have the right to terminate the Collaboration Agreement. Accordingly, Roche may under certain circumstances develop or commercialize competitive products. Roche has significantly greater financial, technical and human resources than we have and they are better equipped to discover, develop, manufacture and commercialize products. In addition, Roche has more extensive experience in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. In the event that Roche competes with us, our business could be materially and adversely affected.

Risks Related to Government Regulation and Approval of our Products and Product Candidates

If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business.

Physicians may prescribe commercially available drugs for uses that are not described in the product's labeling and that differ from those uses tested by us and approved by the FDA. Such off-label uses are common across medical specialties. For example, even though the FDA has not approved the use of Actimmune® for the treatment of IPF, we are aware that physicians are, and have in the past, prescribing Actimmune® for the treatment of IPF. Substantially all of our Actimmune® revenue is derived from physicians' prescriptions for off-label use for IPF. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict manufacturers' communications on the subject of off-label use. Companies may not promote FDA approved drugs for off-label uses. Accordingly, we may not promote Actimmune® for the treatment of IPF. The FDA and other governmental authorities actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing approval has not been obtained. The federal government has levied large civil and criminal fines against manufacturers for alleged improper promotion, including us in October 2006, and the FDA has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which certain promotional conduct is changed or curtailed. We are aware of at least one instance in which the Office of the Inspector General of the FDA has sought and secured criminal penalties and a corporate integrity agreement against a pharmaceutical manufacturer requiring that company to pay substantial fines and to monitor certain promotional activities to ensure compliance with FDA regulations. We engage in medical education activities that are subject to scrutiny under the FDA's regulations relating to off-label promotion. While we believe we are currently in compliance with these regulations, the regulations are subject to varying interpretations, which are evolving.

If the FDA or any other governmental agency initiates an enforcement action against us and it is determined that we violated prohibitions relating to off-label promotion in connection with past or future activities, we could be subject to civil and/or criminal fines and sanctions such as those noted above in this risk factor, any of which would have an adverse effect on our revenue, business and financial prospects.

In addition, some of the agreements pursuant to which we license our products, including our license agreement relating to Actimmune®, contain provisions requiring us to comply with applicable laws and regulations, including the FDA's restriction on the promotion of FDA approved drugs for off-label uses. As a result, if it were determined that we violated the FDA's rules relating to off-label promotion in connection with our marketing of

Actimmune®, we may be in material breach of our license agreement for Actimmune®. If we failed to cure a material breach of this license agreement, we could lose our rights to certain therapeutic uses for Actimmune® under the agreement.

If the FDA imposes significant restrictions or requirements related to our products for any disease, or withdraws its approval of any of our products for any disease for which it has been approved, our revenue would decline.

The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose additional requirements for post-approval studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. In this regard, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard "notice of observations." While we believe that all of these observations are being appropriately corrected, failure to correct any deficiency could result in manufacturing delays. Our existing approvals for diseases, and any new approval for any other disease that we target, if granted, could be withdrawn for failure to comply with regulatory requirements or to meet our post-approval commitments. For example, we have ongoing Phase IV post-marketing commitments to the FDA relating to Actimmune® for the treatment of osteopetrosis. Our failure to adequately address these ongoing Phase IV commitments could result in a regulatory action or restriction, such as withdrawal of the relevant product's approval by the FDA. If approval for a disease is withdrawn, we could no longer market the affected product for that disease. In addition, governmental authorities could seize our inventory of such product, or force us to recall any product already in the market, if we fail to comply with FDA or other governmental regulations.

For a description of restrictions relating to the off-label promotion of our products, please see the risk factor titled, "If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business." above.

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

Our failure to adequately demonstrate the safety and effectiveness of any of our products or product candidates for the treatment of particular diseases will delay or prevent our receipt of the FDA's and foreign regulatory authorities' approval and, ultimately, may prevent commercialization of our products and product candidates for those diseases. The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on the benefits and risks in a particular disease, any of our products or product candidates should be granted approval for the treatment of that particular disease. Even if we believe that a clinical trial has demonstrated the safety and statistically significant efficacy of any of our products or product candidates for the treatment of a disease, the results may not be satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and foreign regulatory authorities in different ways, which could delay, limit or prevent regulatory approval. If regulatory delays are significant or regulatory approval is limited or denied altogether, our financial results and the commercial prospects for those of our products or product candidates involved will be harmed, and our prospects for profitability will be impaired.

The pricing and profitability of our products may be subject to control by the government and other third-party payors.

The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize our products. For example, in most foreign markets, the pricing and/or profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. For example, federal legislation was enacted on December 8, 2003 that provides a new Medicare prescription drug benefit which began in 2006 and which mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this program, it is possible that the new Medicare benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. These new and any future cost-control initiatives could decrease the price that we would receive for Actimmune® or any other products that we may develop in the future, which would reduce our revenue and potential profitability.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil and/or criminal sanctions and/or harm our business.

We are subject to various federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. Subject to certain exceptions, the anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal and state and third-party payment for our products, and the sale and marketing of our products, could become subject to scrutiny under these laws.

In addition, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their "off-label" promotion of drugs. For information regarding allegations with respect to "off-label" promotion by us, please see the risk factor titled "If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business" above.

If the government were to allege that we were, or convict us of, violating these laws, there could be a material adverse effect on us, including a substantial fine, decline in our stock price, or both. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

Risks Related to Manufacturing and Our Dependence on Third Parties

The manufacturing and manufacturing development of our products and product candidates present technological, logistical and regulatory risks, each of which may adversely affect our potential revenue.

The manufacturing and manufacturing development of pharmaceuticals, and, in particular, biologicals, are technologically and logistically complex and heavily regulated by the FDA and other governmental authorities. The manufacturing and manufacturing development of our products and product candidates present many risks, including, but not limited to, the following:

- It may not be technically feasible to scale up an existing manufacturing process to meet demand or such scale-up may take longer than anticipated; and
- Failure to comply with strictly enforced good manufacturing practices regulations and similar foreign standards may result in delays in product approval or withdrawal of an approved product from the market. For example, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard "notice of observations." While we believe that all of these observations are being

appropriately corrected without further comment or action from the FDA, failure to correct any deficiency could result in manufacturing delays.

Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

Our manufacturing strategy, which relies on third-party manufacturers, exposes us to additional risks as a result of which we may lose potential revenue.

We do not have the resources, facilities or experience to manufacture any of our products or product candidates ourselves. Completion of our clinical trials and commercialization of our products requires access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes, as well as the manufacturing processes and specifications for the product. We depend on third parties for the manufacture of our product candidates for preclinical and clinical purposes, and we rely on third parties with FDA approved manufacturing facilities for the manufacture of Actimmune® for commercial purposes. These third parties include BI and Cardinal Health. We have a long-term supply contract with BI for Actimmune® and an agreement with Cardinal Health for the manufacture of the drug product for pirfenidone. However, if we do not perform our obligations under these agreements, these agreements may be terminated.

Our manufacturing strategy for our products and product candidates presents many risks, including, but not limited to, the following:

- If market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties and substantial inventory write-offs.
- Manufacturers of our products are subject to ongoing periodic inspections by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.
- When we need to transfer between manufacturers, the FDA and foreign regulatory authorities must approve the new manufacturers' facilities and processes prior to our use or sale of products it manufactures for us. This requires demonstrated compatibility of product, process and testing and compliance inspections. Delays in transferring manufacturing technology between third parties could delay clinical trials, regulatory submissions and commercialization of our product candidates.
- Our manufacturers might not be able or refuse to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.
- We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.
- Our product costs may increase if our manufacturers pass their increasing costs of manufacture on to us.
- If third-party manufacturers do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain or maintain regulatory approvals for our products and product candidates and will not be able to successfully commercialize our products and product candidates. In such event, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.
- If our agreement with a third-party manufacturer expires, we may not be able to renegotiate a new agreement with that manufacturer on favorable terms, if at all. If we cannot successfully complete such renegotiation, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

Any of these factors could delay clinical trials, regulatory submissions or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

We rely on third parties to conduct clinical trials for our products and product candidates, and those third parties may not perform satisfactorily.

If our third-party contractors do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in or prevented from obtaining regulatory approvals for our products and product candidates, and may not be able to successfully commercialize our products and product candidates for targeted diseases. We do not have the ability to independently conduct clinical trials for all of our products and product candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. Our ability to monitor and audit the performance of these third parties is limited. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed, resulting in potentially substantial cost increases to us and other adverse impacts on our product development efforts. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

Risks Related to the Commercialization of Our Products and Product Candidates

We rely on one customer for approximately 60% of our total revenue. If this customer does not continue to sell Actimmune® at its current levels, our business will be harmed.

During the fiscal year ended December 31, 2006, CuraScript, Inc. (formerly Priority Healthcare, Inc.) accounted for approximately 57% of our total product sales and 45% of our outstanding receivables. If this customer or any other customer that sells a significant portion of Actimmune® were to experience financial difficulties, or otherwise became unable or unwilling to sell Actimmune®, our business would be harmed. Additionally, any reduction, delay or loss of orders from our key customers could harm our revenue in any period or harm our business generally.

If the specialty pharmacies and distributors that we rely upon to sell our products fail to perform, our business may be adversely affected.

Our success depends on the continued customer support efforts of our network of specialty pharmacies and distributors. A specialty pharmacy is a pharmacy that specializes in the dispensing of injectable or infused medications for complex or chronic conditions, which often require a high level of patient education and ongoing management. The use of specialty pharmacies and distributors involves certain risks, including, but not limited to, risks that these specialty pharmacies and distributors will:

- not provide us with accurate or timely information regarding their inventories, the number of patients who are using Actimmune® or Actimmune® complaints;
- not effectively sell or support Actimmune®;
- reduce their efforts or discontinue to sell or support Actimmune®;
- not devote the resources necessary to sell Actimmune® in the volumes and within the time frames that we expect;
- be unable to satisfy financial obligations to us or others; or
- cease operations.

Any such failure may result in decreased product sales and lower product revenue, which would harm our business.

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

Our products and product candidates are expensive, and we anticipate that the annual cost for treatment for each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our products or product candidates for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for our products and product candidates will depend on many factors, including, but not limited to:

- cost of treatment;
- pricing and availability of alternative products;
- ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;
- perceived efficacy relative to other available therapies;
- shifts in the medical community to new treatment paradigms or standards of care;
- relative convenience and ease of administration; and
- prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenue and prospects for profitability will suffer.

Our ability to commercialize our products or product candidates for particular diseases is highly dependent on the extent to which coverage and reimbursement for our products is available from:

- private health insurers, including managed care organizations;
- governmental payors, such as Medicaid, the U.S. Public Health Service Agency or the Veterans' Administration; and
- other third-party payors.

Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products, particularly with respect to products that are prescribed by physicians for off-label use. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, market acceptance of our products will be reduced, and our sales will suffer. Many third-party payors provide coverage or reimbursement only for FDA approved indications. If any large or many third-party payors decide to deny reimbursement for Actimmune® used to treat IPF, sales of Actimmune® would decline, and our revenue would suffer.

Often, third-party payors make the decision to reimburse an off-label prescription based on whether that product has a compendia listing. A drug compendia is produced by a compendia body, such as the United States Pharmacopoeia Drug Information, that lists approved indications that a product has received from the FDA. The compendia bodies also evaluate all of the clinical evidence to determine whether an off-label use of a product should be listed in the compendia as medically appropriate. A compendia listing of an off-label use is a requirement of third-party payors, such as Medicare and private payors, to cover that use. Applications for a compendia listing are often based upon the publication of certain data in peer reviewed journals whose publication is often outside the applicant's control. If we are unable to achieve acceptance by a compendia body for Actimmune® for the treatment of IPF, additional third-party payors may decide to deny reimbursement for Actimmune® for the treatment of IPF, and fewer physicians may prescribe Actimmune® for such treatment. If either of these were to occur, sales of Actimmune® would decline and our revenue would suffer.

Some third-party payors have denied coverage for Actimmune® for the treatment of IPF for a variety of reasons, including the cost of Actimmune®, the fact that IPF is not an FDA approved indication for Actimmune® or a third-party payor's assessment that a particular patient's case of IPF has advanced to a stage at which treatment with Actimmune® would not have a significant effect. We believe that approximately 60-70% of the patients who seek coverage for Actimmune® for the treatment of IPF from private third-party payors are able to obtain coverage. While coverage trends have not changed significantly in the last few years, major health plans could further restrict coverage or adopt a policy of no coverage since we have discontinued the INSPIRE trial and have no further development plans for Actimmune® for the treatment of IPF.

Medicare generally does not provide coverage for drugs, like Actimmune®, that are administered by injection in the home. However, in connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, Medicare has recently discussed the possibility of refusing to provide coverage for products for a specific indication unless the product has been approved by the FDA for that indication. If Medicare were to make a formal decision not to cover the off-label use of products, it may have a negative impact on the willingness of private third-party payors to provide coverage for the off-label use of products such as Actimmune®.

Our supply agreement with BI may restrict our ability to establish alternative sources of Actimmune® in a timely manner or at an acceptable cost, which may cause us to be unable to meet demand for Actimmune® and to lose potential revenue.

Our supply agreement with BI provides that BI is our exclusive source of supply for Actimmune®, except under certain circumstances. For example, BI is currently our exclusive manufacturer for Actimmune®. Under our agreement with BI, we cannot seek a secondary source to manufacture Actimmune® until BI has indicated to us its inability or unwillingness to meet our requirements. If we are delayed in establishing a secondary supply source for Actimmune®, or cannot do so at an acceptable cost, we may suffer a shortage of commercial supply of Actimmune® or a higher cost of product, either of which would have a material and adverse effect on our revenue, business and financial prospects.

The activities of competitive drug companies, or others, may limit our products' revenue potential or render them obsolete.

Our commercial opportunities will be reduced or eliminated if our competitors develop or market products that, compared to our products or product candidates:

- are more effective;
- have fewer or less severe adverse side effects;
- are better tolerated;
- have better patient compliance;
- receive better reimbursement terms;
- are more accepted by physicians;
- are more adaptable to various modes of dosing;
- have better distribution channels;
- are easier to administer; or
- are less expensive.

Even if we are successful in developing effective drugs, our products may not compete effectively with our competitors' current or future products. Our competitors include larger, more established, fully integrated pharmaceutical companies and biotechnology companies that have substantially greater capital resources, existing competitive products, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do. For more information, see "Item 1. Business-Competition."

Risks Related to Our Intellectual Property Rights

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

Our commercial success will depend in part on obtaining and maintaining patent protection on our products and product candidates and successfully defending these patents against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict with certainty the scope and breadth of patent claims that may be afforded to other companies' patents. We could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate suits to protect our patent rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any of our issued patents or those of our licensors will be valid and enforceable;
- any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;
- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a material adverse effect on our business.

Others have filed and in the future may file patent applications covering uses and formulations of interferon gamma-1b, a pegylated version of this product, and other products in our development program. If a third party has been or is in the future issued a patent that blocked our ability to commercialize any of our products, alone or in combination, for any or all of the diseases that we are targeting, we would be prevented from commercializing that product or combination of products for that disease or diseases unless we obtained a license from the patent holder. We may not be able to obtain such a license to a blocking patent on commercially reasonable terms, if at all. If we cannot obtain, maintain and protect the necessary proprietary rights for the development and commercialization of our products or product candidates, our business and financial prospects will be impaired.

If we breach our license agreements, we may lose our ability to develop and sell our products.

We license certain patents and trade secrets relating to Actimmune® from Genentech and relating to pirfenidone from Marnac and KDL. If we breach any of our agreements with Genentech or with Marnac and KDL, any of these licensors may be able to terminate the respective license, and we would have no further rights to utilize the licensed patents or trade secrets to develop and market the corresponding products, which could adversely affect our revenue and financial prospects.

Since the pirfenidone molecule is in the public domain and the patent we licensed from Marnac is limited to specific methods of use of pirfenidone, we may be subject to competition from third party products with the same active pharmaceutical ingredients as our product candidate.

Composition of matter patent protection for pirfenidone molecule has expired in the United States and elsewhere. Marnac and others have obtained patents in the United States and elsewhere relating to methods of use of pirfenidone for the treatment of certain diseases. We have licensed from Marnac and KDL rights to patents related to the use of pirfenidone for the treatment of fibrotic disorders, including the use of pirfenidone for the treatment of IPF. Marnac has retained rights under other U.S. and foreign patents for the use of pirfenidone to treat diseases other than fibrotic disorders. It is possible that Marnac will license these patent rights to third parties to develop, market, sell and distribute pirfenidone for these indications in the United States and elsewhere. It is also possible that a third party may develop pirfenidone for the treatment of certain diseases that are not covered by patents held by Marnac or those we licensed from Marnac. If Marnac or others were to license their method of use patents for non anti-fibrotic indications to a third party, or if a third party were to develop pirfenidone for a use that is not covered by any patents and such third parties successfully developed pirfenidone for non-fibrotic indications, we could face competition from third party products with the same active pharmaceutical ingredient as our product candidate. If a third party were to obtain FDA approval for the use of pirfenidone for an indication before we did, such third party would be first to market and could establish the price for pirfenidone. This could adversely impact our ability to implement our pricing strategy for the product and may limit our ability to maximize the commercial potential of pirfenidone. The presence of a lower priced competitive product with the same active pharmaceutical ingredients as our product could lead to use of the competitive product for our anti-fibrotic indications. This could lead to pricing pressure for pirfenidone, which would adversely affect our ability to generate revenue from the sale of pirfenidone for anti-fibrotic indications.

Over time, we will lose our ability to rely upon the intellectual property we currently own to prevent competing products, which may impair our ability to generate revenue.

We have licensed certain patents relating to interferon gamma-1b, the active ingredient in Actimmune®, from Genentech. A U.S. patent relating to the composition of interferon gamma-1b expires in 2014. Other material U.S. patents relating to interferon gamma-1b expire between 2009 and 2013. We also previously purchased certain patents relating to interferon gamma analogs from Amgen in 2002 including two U.S. patents that issued August 30, 2005 which will expire on August 30, 2022. When these various patents expire, we will be unable to use these patents to try to block others from marketing interferon gamma-1b in the United States.

We have licensed from Marnac and KDL rights to patents related to the use of pirfenidone for the treatment of fibrotic disorders, including the use of pirfenidone for the treatment of IPF. Among these patents is U.S. Patent No. 5,310,562. After this U.S. patent expires in 2011, we will not be able to use this patent to block others from marketing pirfenidone for fibrotic disorders, including IPF. We may be able to extend our U.S. exclusivity for IPF if we gain FDA approval for IPF under orphan drug designation, which we may not be able to do. The pirfenidone molecule itself has no composition of matter patent protection in the United States or elsewhere. Therefore, we have no ability to prevent others from commercializing pirfenidone for (i) uses covered by the other patents held by Marnac and third parties, or (ii) other uses in the public domain for which there is no patent protection. We are primarily relying on exclusivity granted from orphan drug designation in IPF to protect pirfenidone from competitors in this indication. The exclusivity period in the United States begins on first NDA approval for this product in IPF and ends seven years thereafter. In addition, a third party could develop pirfenidone for another non-fibrotic disease that also qualifies for orphan drug designation and could be granted seven years exclusivity in that indication. Additionally, in the European Union we have been granted orphan drug designation for pirfenidone for the treatment of IPF by the EMEA, which provides for ten years of market exclusivity in the European Union following first marketing approval in the European Union. We cannot provide any assurance that we will be able to maintain this orphan drug designation.

Once our patents expire, we will be subject to competition from third parties who will be able to use the intellectual property covered by these patents, which could impair our ability to generate revenue.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and could adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability and the ability of our collaborators to avoid infringing patents and proprietary rights of third parties. As noted in the immediately preceding risk factor, third parties may accuse us or our collaborators of employing their proprietary technology in our products, or in the materials or processes used to research or develop our products, without authorization. Any legal action against our collaborators or us claiming damages and/or seeking to stop our commercial activities relating to the affected products, materials and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to utilize the affected materials or processes or to manufacture or market the affected products. We cannot predict whether we, or our collaborators, would prevail in any of these actions or whether any license required under any of these patents would be made available on commercially reasonable terms, if at all. If we are unable to obtain such a license, we, or our collaborators, may be unable to continue to utilize the affected materials or processes or manufacture or market the affected products or we may be obligated by a court to pay substantial royalties and/or other damages to the patent holder. Even if we are able to obtain such a license, the terms of such a license could substantially reduce the commercial value of the affected product or products and impair our prospects for profitability. Accordingly, we cannot predict whether or to what extent the commercial value of the affected product or products or our prospects for profitability may be harmed as a result of any of the liabilities discussed above. Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

If the owners of the intellectual property we license fail to maintain the intellectual property, we may lose our rights to develop our products or product candidates.

We generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own. For example, if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market certain therapeutic uses for Actimmune® and may be forced to incur substantial additional costs to maintain or protect the intellectual property or to compel Genentech to do so.

If our employees, consultants and vendors do not comply with their confidentiality agreements or our trade secrets otherwise become known, our ability to generate revenue and profits may be impaired.

We rely on trade secrets to protect technology where it is possible that patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements generally provide that all confidential information developed or made known to an individual or company during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees and consultants, our agreements generally provide that all inventions made by the individual while engaged by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. If our trade secrets become known, we may lose a competitive advantage and our ability to generate revenue may therefore be impaired.

By working with corporate partners, research collaborators and scientific advisors, we are subject to disputes over intellectual property, and our ability to obtain patent protection or protect proprietary information may be impaired.

Under some of our research and development agreements, inventions discovered in certain cases become jointly owned by our corporate partner and us and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention, and disputes could arise regarding those inventions. These disputes could be costly and could divert management's attention from our business. Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information, which could impair our ability to generate revenue.

Risks Related to Our Financial Results and Other Risks Related to Our Business

If physicians do not prescribe Actimmune® or prescribe it less often for the treatment of IPF, our revenue will decline.

Physicians may choose not to prescribe Actimmune® or provide fewer patient referrals for Actimmune® for the treatment of IPF because:

- Actimmune® is not, nor do we expect it to be approved by the FDA for the treatment of IPF, and we therefore are unable to market or promote Actimmune® for the treatment of IPF;
- in our initial and Phase III INSPIRE clinical trials, Actimmune® failed to meet the primary and secondary endpoints;
- physicians prefer to enroll their patients in another trial for the treatment of IPF, including our Phase III pirfenidone trials;
- Actimmune® does not have a drug compendia listing, often a criterion used by third-party payors to decide whether or not to reimburse off-label prescriptions;
- physicians' patients are unable to receive or lose reimbursement from a third-party reimbursement organization;
- physicians are not confident that Actimmune® has a clinically significant treatment effect for IPF;
- a competitor's product shows a clinically significant treatment effect for IPF; or

Net sales of Actimmune® for the year ended December 31, 2006 were $90.3 million, compared to $107.6 million for the year ended December 31, 2005, a decline of 16%. If physicians do not prescribe Actimmune® for the treatment of IPF for the above reasons or any other reasons, our Actimmune® revenue will continue to decline.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

We believe our existing cash, cash equivalents and available-for-sale securities, together with anticipated cash flows from our operations, will be sufficient to fund our operating expenses, debt obligations and capital requirements under our current business plan through at least the end of 2008. However, our current plans and assumptions may change, and our capital requirements may increase in future periods. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan.

If we continue to incur net losses for a period longer than we anticipate, we may be unable to continue our business.

We have incurred net losses since inception, and our accumulated deficit was approximately $568.1 million at December 31, 2006. We expect to incur substantial additional net losses prior to achieving profitability, if ever. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which our products may be marketed, and this expansion will require significant expenditures. To date, we have generated revenue primarily through the sale of Actimmune®. However, Actimmune® sales have decreased in recent periods and we expect this trend to continue into the future. We have not generated operating profits to date from our products. If the time required for us to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Failure to accurately forecast our revenue could result in additional charges for excess inventories or non-cancelable purchase obligations.

We base many of our operating decisions on anticipated revenue trends and competitive market conditions, which are difficult to predict. Based on projected revenue trends, we acquired inventories and entered into non-cancelable purchase obligations in order to meet anticipated increases in demand for our products. However, more recent projected revenue trends resulted in us recording charges of $9.1 million during 2005 for excess inventories from previous years' contractual purchases. If revenue levels experienced in future quarters are substantially below our expectations, especially revenue from sales of Actimmune®, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations. For additional information relating to difficulties we have experienced forecasting revenue, see the risk factor titled, "We may fail to meet our publicly announced revenue and/or expense projections and/or other financial guidance, which would cause our stock to decline in value" below.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The testing, marketing and sale of medical products entail an inherent risk of product liability. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. While we believe that our clinical trial and product liability insurance currently provides adequate protection to our business, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Our use of hazardous materials, chemicals, viruses and radioactive compounds exposes us to potential liabilities.

Our research and development activities involve the controlled use and disposal of hazardous materials, chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines, which may not be covered by or may exceed our insurance coverage.

If we fail to fulfill our obligations under the Deferred Prosecution Agreement with the U.S. Department of Justice or the Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services it could have a material adverse effect on our business.

On October 26, 2006, we announced that we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services. Under the terms of the Deferred Prosecution Agreement, the United States Attorney's Office for the Northern District of California filed an Information charging InterMune with one count of off-label promotion of Actimmune® for use with IPF, but has agreed to defer prosecution of such charge during the two year term of the Deferred Prosecution Agreement. The U.S. Attorney will seek dismissal of the Information after the two year period if we comply with the provisions of the Deferred Prosecution Agreement. Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services has agreed to waive any potential exclusion against us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years. If we do not satisfy our obligations under the Deferred Prosecution Agreement, the U.S. Attorney can proceed with the prosecution against us for actions involving the off-label promotion of Actimmune® for use with IPF, as set forth in the Information, and may consider additional actions against us, which could have significant adverse effects on our operations and financial results. If we do not satisfy our obligations under the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services could potentially exclude us from participation in federal health care programs, which could have significant adverse effects on our operations and financial results.

Insurance coverage is increasingly difficult to obtain or maintain.

While we currently maintain clinical trial and product liability insurance, directors' and officers' liability insurance, general liability insurance, property insurance and warehouse and transit insurance, first- and third-party insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. Furthermore, any first- or third-party claims made on our insurance policies may impact our future ability to obtain or maintain insurance coverage at reasonable costs, if at all.

Budget or cash constraints may force us to delay our efforts to develop certain products in favor of developing others, which may prevent us from meeting our stated timetables and commercializing those products as quickly as possible.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay our research and development efforts for a promising product candidate to allocate those resources to another program, which could cause us to fall behind our initial timetables for development. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

We had 195 full-time employees as of February 28, 2007, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including Daniel G. Welch, our Chief Executive Officer and President, as well as the other principal members of our management. None of our employees, including members of our management team, has a long-term employment contract, and any of our employees can leave at any time. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional academic collaborations if we expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business.

Risks Related to our Common Stock

We may fail to meet our publicly announced revenue and/or expense projections and/or other financial guidance, which would cause our stock to decline in value.

There are a number of reasons why we might fail to meet our revenue and/or expense projections and/or other financial guidance, including, but not limited to, the following:

- if only a subset of or no affected patients respond to therapy with any of our products or product candidates;
- the actual dose or efficacy of the product for a particular condition may be different than currently anticipated;
- negative publicity about the results of our clinical studies, such as the recent failure of INSPIRE to meet it's primary endpoint and our resulting decision to discontinue the trial, or those of others with similar or related products may reduce demand for our products and product candidates;
- the treatment regimen may be different in duration than currently anticipated;
- treatment may be sporadic;
- we may not be able to sell a product at the price we expect;

- we may not be able to accurately calculate the number of patients using the product;
- we may not be able to supply enough product to meet demand;
- there may be current and future competitive products that have greater acceptance in the market than our products do;
- we may decide to divest a product;
- our development activities may proceed faster than planned;
- we may decide to change our marketing and educational programs;
- clinical trial participation may reduce product sales; or
- physicians' prescriptions or patient referrals for Actimmune® may decline.

If we fail to meet our revenue and/or expense projections and/or other financial guidance for any reason, our stock could decline in value.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to and reporting on these assessments. If we fail to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If we cannot in the future favorably assess, or our independent registered public accounting firm is unable to provide an unqualified attestation report on our assessment of, the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our stock price.

Our stock price may be volatile, and an investment in our stock could decline in value.

The trading price of our common stock has been and is likely to continue to be extremely volatile. During the twelve-month period ended December 31, 2006, the closing price of our common stock on the NASDAQ Global Market ranged from $14.20 to $30.75. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to all the factors discussed in this "Risk Factors" section.

In addition, the stock market in general, and the NASDAQ Global Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. Periods of volatility in the market price of a company's securities frequently results in securities class action and shareholder derivative litigation against that company. This type of litigation can result in substantial costs and a diversion of management's attention and resources.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their own best interests and not necessarily those of other stockholders.

At December 31, 2006, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 60% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers or a financing in which we sell more than 20% of our voting stock at a discount to market price. They may exercise this ability in a manner that advances their own best interests and not necessarily those of other stockholders. This concentration of ownership could also depress our stock price.

Substantial sales of shares may negatively impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or conversion of our outstanding convertible notes the market price of our common stock may decline. In addition, the existence of our outstanding convertible notes may encourage short selling by market participants. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then-prevailing market price of our common stock.

We have filed registration statements covering the approximately 9,271,426 shares of common stock that are either issuable upon the exercise of outstanding options or reserved for future issuance pursuant to our stock plans as of December 31, 2006. We have also filed a shelf registration statement covering the resale of our 0.25% convertible senior notes due in 2011 and the 7,858,811 shares of common stock issuable upon conversion of those notes.

On October 29, 2004, we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") that permits Warburg Pincus to acquire up to 25% of our outstanding common stock in the open market. Under this agreement, Warburg Pincus may acquire up to 25% of our outstanding common stock and we have granted Warburg Pincus certain registration rights with respect to its holdings. The restriction on Warburg Pincus' acquisition of additional shares of our common stock expires on October 29, 2007. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus has granted the independent members of our board of directors the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus has agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this transaction, we also amended our stockholder Rights Plan to allow Warburg Pincus to acquire up to 25% of our outstanding common stock. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P. In December 2006, we filed a shelf registration statement covering the sale of 7,357,349 shares held by Warburg Pincus and up to $175.0 million from any combination of debt securities, preferred stock, common stock or warrants that may be sold by us.

We have implemented anti-takeover provisions, which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders, or frustrate or prevent any attempts by our stockholders to replace or remove our current management or Board of Directors.

The existence of our stockholder Rights Plan and provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions:

- establish a classified board of directors so that not all members of our board may be elected at one time;
- authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;
- limit who may call a special meeting of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

Risks Related to our Outstanding Notes

Our indebtedness and debt service obligations may adversely affect our cash flow.

As of December 31, 2006, our annual debt service obligation on the $170.0 million in aggregate principal amount of our 0.25% convertible senior notes due March 1, 2011 was $0.4 million. We intend to fulfill our current debt service obligations, including repayment of the principal, both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our current debt service obligations, including repayment of the principal, we may have to delay or curtail research and development programs.

We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

- requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We may not have the ability to raise the funds necessary to finance any required redemptions of our outstanding convertible notes, which might constitute a default by us.

If a designated event, such as the termination of trading of our common stock on the NASDAQ Global Market or a specified change of control transaction, occurs prior to maturity, we may be required to redeem all or part of our 0.25% convertible senior notes due 2011. We may not have enough funds to pay the redemption price for all tendered notes. Although the indenture governing the 0.25% convertible senior notes due 2011 allows us in certain circumstances to pay the applicable redemption prices in shares of our common stock, if a designated event were to occur, we may not have sufficient funds to pay the redemption prices for all the notes tendered.

We have not established a sinking fund for payment of our outstanding notes, nor do we anticipate doing so. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of our outstanding notes under certain circumstances, or expressly prohibit our redemption of our outstanding notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming our outstanding notes, we could seek the consent of our lenders to redeem our outstanding notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem our outstanding notes. Our failure to redeem tendered notes would constitute an event of default under the indenture for the notes, which might constitute a default under the terms of our other indebtedness.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities currently consist of approximately 55,898 square feet of office space located at our headquarters at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into a ten-year lease for this building. On January 13, 2005, we entered into an operating lease agreement to sublease an additional 12,988 square feet of office space which consists of 11,444 square feet of usable area and 1,544 square feet of common area located at the second floor of 3240 Bayshore Boulevard, Brisbane, CA 94005. In connection with the divestiture of Infergen® and the reduction in our field-based IPF disease awareness activities, we no longer require the use of this space and have terminated this sublease effective April 2006. In May 2006, we entered into an amendment to our existing lease to expand our existing office and laboratory space by approximately 15,000 square feet on the first floor of 3260 Bayshore Boulevard, Brisbane, CA 94005. The lease expires concurrently with our existing facility lease in March 2011. We believe that our facilities are adequate for our current needs, and that suitable additional or substitute space will be available in the future to replace our existing facility, if necessary, or accommodate expansion of our operations.

ITEM 3. *LEGAL PROCEEDINGS*

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune®, including information regarding the promotion and marketing of Actimmune®. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune® for IPF by our former employees during a period ending in June 2003. As part of this comprehensive settlement, we entered into a Civil Settlement Agreement with the United States Department of Justice and the United States Attorney's Office for the Northern District of California. In addition, we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services.

Under the terms of the Civil Settlement Agreement, we agreed to pay $36.9 million plus 5% interest on the then outstanding principal balance to the government over a period of five years, an amount to be shared between the Federal and participating State governments as per the agreement and the Medicaid Program. We recorded a $36.9 million charge during 2006 to reflect the final terms of the Civil Settlement Agreement. We paid $4.1 million of the first installment payment of $5.0 million during the fourth quarter of 2006 and are required to make additional payments on the remaining settlement amount over the next five years in annual installments. The Civil Settlement Agreement contains a provision for the acceleration of certain of the $36.9 million in scheduled payments if we receive over $150.0 million from partnering, license fees and milestone payments (excluding any research and development contributions), external debt and equity financing during the term of the Civil Settlement Agreement, subject to a cap on any acceleration of payment of $10.0 million in any one year.

Under the terms of the Deferred Prosecution Agreement, the United States Attorney's Office for the Northern District of California will file an Information charging us with one count of off-label promotion of Actimmune® for use with IPF, but will defer prosecution of such charge during the two year term of the Deferred Prosecution Agreement. The U.S. Attorney will seek dismissal of the Information after the two year period if we comply with the provisions of the Deferred Prosecution Agreement. The Deferred Prosecution Agreement became effective December 2006 when it was approved by the United States District Court for the Northern District of California.

Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services agrees to waive any potential exclusion of us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years. As part of the agreement, we agreed to retain an independent review organization to conduct periodic reviews of our promotional processes and policies as well as reviews of certain medical affairs group records.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Since the initial public offering of our common stock, $0.001 par value, on March 24, 2000, our common stock has traded on the NASDAQ Global Market under the symbol "ITMN."

The following table sets forth the high and low closing sales prices of our common stock, as reported on the NASDAQ Global Market for the fiscal periods indicated:

Fiscal Year:	High	Low
2006		
First Quarter	$20.61	$17.62
Second Quarter	18.35	14.20
Third Quarter	17.68	14.83
Fourth Quarter	30.75	16.25
2005		
First Quarter	$13.51	$ 9.99
Second Quarter	13.22	10.15
Third Quarter	18.14	13.16
Fourth Quarter	17.23	13.22

As of February 28, 2007, we had 88 stockholders of record. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Performance Graph

We show below the cumulative total return to our stockholders during the period from December 31, 2001 through December 31, 2006 in comparison to the cumulative return on the NASDAQ Composite and the AMEX Biotechnology Index during that same period. The results assume that $100 was invested on December 31, 2001.



Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
InterMune, Inc.
NASDAQ Composite
AMEX Biotechnology Index

Company/Index	Years Ending December 31,					
	Base period December 2001	2002	2003	2004	2005	2006
InterMune, Inc.	100	$51.79	$ 47.02	$ 26.92	$ 34.10	$ 62.42
NASDAQ Composite	100	69.13	103.36	112.49	114.88	126.22
AMEX Biotechnology Index	100	58.26	84.42	93.74	117.28	129.91

The information under "Performance Graph" is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of InterMune, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this 10-K and irrespective of any general incorporation language in those filings.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data that appears below and on the following page has been derived from our audited consolidated financial statements. This historical data should be read in conjunction with our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements contained in this Report, and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Report. The selected consolidated statement of operations data for each of the three years ended December 31, 2006, 2005 and 2004, respectively, and the selected consolidated balance sheet data as of December 31, 2006 and 2005, respectively, are derived from the audited consolidated financial statements included elsewhere in this Report. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2002, respectively, and the selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002, respectively, are derived from audited financial statements not included in this Report.

In December 2005, we sold our Infergen® product, including related intellectual property rights and inventory, to Valeant. The operating results of our Infergen® activities, which include allocations of research and development and selling, general and administrative expenses, have been reclassified as discontinued operations for all periods presented.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue, net:					
Actimmune	$ 90,317	$107,633	$124,980	$141,402	$ 105,802
Other products	—	2,863	3,700	3,460	3,232
Collaboration revenue	467	—	—	—	—
Total revenue, net	90,784	110,496	128,680	144,862	109,034
Costs and expenses:					
Cost of goods sold	24,108	33,842	33,139	33,233	23,396
Amortization and impairment of acquired product rights(1)	500	1,180	743	5,998	1,233
Research and development	103,849	82,736	75,683	118,771	128,326
Selling, general and administrative	40,372	58,854	55,132	56,167	54,233
Provision for government settlement	36,944	—	—	—	—
Acquired research and development and milestone (credits) payments(2)	—	(10,000)	—	12,150	33,750
Restructuring charges	—	5,549	—	—	—
Total costs and expenses	205,773	172,161	164,697	226,319	240,938
Loss from operations	(114,989)	(61,665)	(36,017)	(81,457)	(131,904)
Interest income	9,512	3,965	3,490	4,024	7,375
Interest and other income (expense)	(485)	52	(12,516)	(10,037)	(9,803)
Loss from continuing operations	(105,962)	(57,648)	(45,043)	(87,470)	(134,332)
Discontinued operations:					
Loss from discontinued operations	(1,244)	(32,925)	(14,435)	(9,531)	(9,977)
Gain on sale of discontinued operations (net of transaction costs)	—	85,338	—	—	—
Net income (loss) from discontinued operations	(1,244)	52,413	(14,435)	(9,531)	(9,977)
Net loss	$(107,206)	$ (5,235)	$(59,478)	$(97,001)	$(144,309)
Basic and diluted net loss per share:					
Continuing operations	$ (3.18)	$ (1.79)	$ (1.42)	$ (2.76)	$ (4.39)
Discontinued operations	$ (0.04)	$ 1.63	$ (0.45)	$ (0.30)	$ (0.33)
Net loss per share	$ (3.22)	$ (0.16)	$ (1.87)	$ (3.06)	$ (4.72)
Shares used in computing basic and diluted net loss per share	33,277	32,220	31,760	31,665	30,589

	As of December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance sheet data:					
Cash, cash equivalents and available-for-sale securities	$ 214,549	$ 215,525	$ 183,025	$ 216,107	$ 316,411
Working capital	201,924	185,295	185,133	201,855	285,633
Total assets	257,583	263,452	266,011	288,501	384,881
Long-term obligations	170,000	170,000	170,000	149,500	149,500
Accumulated deficit	(568,087)	(460,881)	(455,646)	(396,168)	(299,167)
Total stockholders' equity (deficit)	(39,797)	31,767	32,791	87,744	182,718

(1) The amortization and impairment of acquired product rights also included charges of $0.6 million and $4.8 million for the impairment of Amphotec® product rights recognized during 2005 and 2003, respectively.

(2) These charges represent acquired research and development and milestone payments for projects that were in development, had not reached technical feasibility and had no foreseeable alternative future uses at the time of acquisition or when the milestone became payable. The 2005 balance reflects the reversal of the milestone liability in connection with the divestiture of oritavancin. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and Note 5 of the Notes to Consolidated Financial Statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

For additional overview information relating to our business, including Actimmune®, co-promotion and our product development programs, please see the discussion in "Item 1. Business — Overview," which is incorporated herein by reference.

Significant License/Acquisition Agreements

We are highly dependent on technology we license or acquire from third parties. Actimmune®, which is currently our sole marketed product, is subject to a license agreement with Genentech, Inc. The majority of our clinical development pipeline is also based on technology that we have licensed from third parties. Details of these agreements can be found elsewhere in this Report under "Item 1. Business — License and Other Agreements," Notes 6 and 7 of the Notes to Consolidated Financial Statements, and under the heading "Results of Operations" below.

We will be required to make contingent milestone payments in accordance with all of our license and acquisition agreements in the aggregate amount of $75.6 million if all of the milestones defined in each of the agreements are achieved. These milestones include development, regulatory approval, commercialization and sales milestones.

Our Need for Additional Capital

We commenced operations in 1998 and have incurred significant losses to date. Our revenue has been limited primarily to sales of Actimmune® derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF. We expect to continue to incur net losses over the next several years as we continue the development of our advanced-stage pulmonology pipeline and our research-stage hepatology pipeline, apply for regulatory approvals and grow our operations. Although we believe that our existing cash, cash equivalents and available-for-sale securities, together with anticipated cash flows from our operations, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2008, we believe that we will continue to require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our product candidates. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. If additional capital is not available, we may be forced to curtail our development activities or cease operations.

Discontinuation of Actimmune® Trial for IPF

Effective March 5, 2007, we made the decision to discontinue the Phase 3 INSPIRE clinical trial evaluating Actimmune® in patients with IPF based upon the recommendation of the study's independent data monitoring committee. As a result of the disappointing INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million related to the prepayment of inventory that we were expecting to receive in 2007 and 2008. While we believe other Actimmune® related assets are recoverable for at least their $9.4 million net carrying value, if sales decline below our revised estimates, we may incur additional asset impairment charges, including inventory writedowns and impairment of acquired product rights, as well as product returns.

The following table reflects the asset balances as of December 31, 2006 which may be impacted (in thousands):

	2006
Finished goods inventory	$8,188
Acquired product rights, net	1,167
Total	$9,355

We also expect to incur approximately $3.5 million in restructuring charges, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%. We expect to record these charges during 2007. In addition, we may incur termination fees related to our supplier and clinical research organization contracts. Any or all of these remaining charges could be material, individually or collectively.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. We have discussed the development, selection and disclosure of these estimates with the Audit Committee of our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially change the financial statements. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Stock-based Compensation

Beginning January 1, 2006, we account for stock-based compensation in accordance with Statement of Financial Accounting Standards, or SFAS No. 123(R), *Share-Based Payment.* Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. In order to estimate the value of share-based awards, we use the Black-Scholes model, which requires the use of certain subjective assumptions. The most significant assumptions are our estimates of the expected volatility and the expected term of the award. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from any of these estimates, stock-based compensation expense and our results of operations could be materially impacted.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. SFAS 123(R)supersedes the Company's previous accounting under APB 25. The Company's Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $16.5 million, which consisted of stock-based compensation expense related to employee stock options, restricted stock and the 2000 Employee Stock Purchase Plan (the "ESPP"). Stock-based compensation expense of $3.0 million for the year ended December 31, 2005 was related to restricted stock which we had been recognizing under previous accounting standards and option acceleration costs related to our divestiture of Infergen® and concurrent restructuring. There was no stock-based compensation expense related to the ESPP recognized during the year ended December 31, 2005.

If all of the remaining restricted stock awards that were granted in 2003, 2004 and 2006 became vested, we would recognize approximately $2.8 million in compensation expense over a weighted average remaining period of 1.2 years. If all of the remaining nonvested and outstanding stock option awards that have been granted became vested, we would recognize approximately $17.8 million in compensation expense over a weighted average remaining period of 1.5 years. However, no compensation expense will be recognized for any stock awards that do not vest.

Revenue Recognition and Revenue Reserves

Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed, and final delivery has occurred and there is a reasonable assurance of collectibility of the amounts receivable from the customer. Therefore, revenue is generally recognized upon delivery when title passes to a credit-worthy customer. Reserves are recorded at the time revenue is recognized for estimated returns, rebates, chargebacks and cash discounts, if applicable. We sell to a limited number of customers, mainly specialty pharmacies and distributors. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price. We are obligated to accept returns from customers if the pharmaceuticals they purchased have reached the expiration date. We have demonstrated the ability to make reasonable and reliable estimates of product returns based on historical experience. Due to the nature of our business model and based on historical experience, these estimates are not highly subjective. We review all sales transactions for potential rebates, chargebacks and discounts each month and monitor product ordering cycles and actual returns, product expiration dates and wholesale inventory levels to estimate potential product return rates. We believe that our reserves are adequate. For each of the periods presented below, we have not made any shipments as a result of incentives and/or in excess of our customers' ordinary course of business inventory levels. Specialty wholesalers maintain low inventory levels and manage their inventory levels to optimize patient-based need (demand) and do not overstock Actimmune®.

The tables below present the amounts reported as revenue reserves for the periods indicated (in thousands, except percentages):

	Years Ended December 31,		
Reductions to Revenue	**2006**	**2005**	**2004**
Cash discounts	$1,887	$2,280	$ 2,663
Product returns	—	428	254
Chargebacks	1,106	1,258	4,290
Medicaid rebates	2,032	3,474	3,971
Total	$5,025	$7,440	$11,178

	Years Ended December 31,		
	2006	2005	2004
Gross product revenue	$95,342	$117,936	$139,858
Revenue reserve as a % of gross product revenue:			
Cash discounts	2.0%	1.9%	1.9%
Product returns	—	0.4%	0.2%
Chargebacks	1.2%	1.1%	3.1%
Medicaid rebates	2.1%	2.9%	2.8%
Total	5.3%	6.3%	8.0%

In 2006, chargebacks were approximately 1.2% of gross revenue, but could reasonably fall within a range of 1.0% to 4.0% in any given year depending on the customer base. If chargebacks had increased to 4.0% during 2006, this would have reduced our reported revenue by approximately $2.7 million. In 2006, Medicaid rebates were approximately 2.1% of gross revenue, but could reasonably fall within a range of 2.0% to 3.0% in any given year. If Medicaid rebates had increased to 3.0% during 2006, this would have decreased our reported revenue by approximately $0.8 million. The ranges selected above are based on a review of historical trends and we believe they are reasonably likely to continue to be relevant in future periods. As a percentage of gross revenue, chargebacks have declined from 3.1% in 2004 to 1.1% in 2005 and to 1.2% in 2006. The decline for the two most recent years compared to 2004 is due to a decline in the number of government customers we sell to through our wholesalers. The decrease in Medicaid rebates from 2.8% in 2004 and 2.9% in 2005 to 2.1% in 2006 is due to the decreasing number of patients, as a percentage of the total patient population treated with Actimmune®, that are covered through state Medicaid programs.

The source of information that we monitor in assisting us with computing chargebacks is from the Federal Supply Schedule, Veterans Administration and Public Health System pricing documents. These documents establish the maximum price allowable for the sale of our product to a government customer. The chargeback amount per unit is computed as the difference between our sales price to the wholesaler and the selling price from the wholesaler to a government customer. Chargebacks are processed directly by the wholesalers and are deducted from payments to us.

The source of information that we monitor in assisting us with computing Medicaid rebates is from each of the 50 states. Medicaid rebates are billed directly to us from each state. Billings from each of the states, which are based on end user reports submitted by pharmacies to the state agencies, are typically received within 45 days after the end of each calendar quarter. We use historical billing and payment trends made to the states to assist us in determining an estimated Medicaid rebate amount each period.

Clinical Trial Accruals

We accrue costs for clinical trial activities performed by contract research organizations based upon the estimated amount of work completed on each study. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may underestimate activity levels associated with various studies at a given point in time. In this event, we could record significant research and development expenses in future periods when the actual activity level becomes known. All such costs are charged to research and development expenses as incurred. To date, we have not experienced changes in estimates that have led to material research and development expense adjustments being recorded in future periods.

Inventory Reserves and Non-Cancelable Purchase Obligations for Inventory

Our inventories are stated at the lower of cost or market value and our inventory costs are determined by the first-in first-out method. We enter into non-cancelable purchase obligations to purchase our inventory based upon sales forecasts to enable us to mitigate some of the risk associated with the long lead times required to manufacture our products. At December 31, 2006, our minimum purchase obligations totaled $91.6 million and are committed through the year 2012. Of these commitments, we have $15.9 million and $14.5 million of outstanding fixed purchase order commitments that become due and payable in 2007 and 2008, respectively. Given the fact that the Phase III INSPIRE trial was unsuccessful and discontinued in March 2007, in addition to the mechanism set forth in the agreement which allows us to decrease our minimum yearly purchase obligations on a going-forward basis (with adjustments to the financial terms to be negotiated by the parties) we are currently reviewing other aspects of the contracts that we believe are relevant to our future purchase commitments, including our ability to cancel previously provided forecasts and eliminate our purchase obligations.

We write off the cost of inventory and reserve for future minimum purchase commitments that we consider to be in excess of forecasted future demand. We define excess inventory as inventory that will expire before it can be sold, based on future sales forecasts. In making these assessments, we are required to make judgments as to the future demand for current or committed inventory purchase levels. We are also required to monitor the expiration dates of our products, since our products can no longer be used after their respective expiration dates. In 2004, in an effort to best manage the procurement and distribution of levels of Actimmune®, we successfully completed the necessary testing to extend the expiration period of Actimmune® from 30 months to a total of 36 months. As part of our excess inventory assessment for all of our products, we also estimate the expiration dates of our products to be manufactured in the future.

Projected revenue trends resulted in us recording charges during 2005 and 2004 for excess inventories and non-cancelable purchase obligations. If Actimmune® revenue levels experienced in future periods are substantially below our current expectations, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations. For the year ended December 31, 2005, we recorded a charge of $9.1 million, or $0.28 per share, to cost of goods sold for excess inventory. Please refer to the statements under "Item 1A. Risk Factors" in this Report to gain a better understanding of the possible reasons why actual results could differ from our estimates.

Results of Operations

The following discussion of our results of operations for each of the comparative periods excludes Infergen® revenues and related expenses. These amounts are reflected in discontinued operations as a result of the sale of the Infergen® product to Valeant in December 2005.

Comparison of years ended December 31, 2006 and 2005

Revenue

For the year ended December 31, 2006, we recorded total net revenue of $90.8 million, compared to $110.5 million for the same period in 2005, a decrease of 18%. Net sales of Actimmune® for 2006 were $90.3 million, compared to $107.6 million for 2005, a decline of 16%. For the year ended December 31, 2006 Actimmune® accounted for all of our product revenue and approximately 97% of our total product revenue in 2005. Substantially all of these sales were derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF. Net revenue in 2006 includes approximately $0.5 million of collaboration revenue, which represents amortization of the $60.0 million upfront payment received from Roche during the fourth quarter of 2006.

Actimmune® sales declined during the year ended December 31, 2006 compared to the corresponding period in 2005 due to a decrease in the underlying demand for Actimmune®. We believe that rate of patient referrals by physicians and the average duration of therapy are among the key uncertainties that affect demand for Actimmune® and our Actimmune® revenue and total product revenue. The patient referral rate reflects the number of new patients who are prescribed Actimmune® and who call the call center that coordinates with all of our specialty distributors, although these patients may elect not to have those prescriptions filled. We believe that the following factors are among those that may affect the patient referral rate for Actimmune®: physician screening of patients who are likely to pursue treatment with Actimmune®; physician or patient interest and the publication of the results of our initial Phase III IPF clinical trial, as well as the disappointing results of the INSPIRE trial.

2005. These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately $5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. See "Loss from Discontinued Operations" discussion below. The majority of the 160 employees left InterMune at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge was comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option acceleration costs for approximately 400,000 shares of our common stock. We paid substantially all of the $4.7 million severance and related benefits during the first quarter of 2006. No further restructuring charges were incurred in 2006. Given our decision to discontinue the INSPIRE trial effective March 2007, we expect to incur approximately $3.5 million in restructuring charges during the first several quarters of 2007, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%.

Interest Income

Interest income increased to $9.5 million for the year ended December 31, 2006 compared to $4.0 million for the year ended December 31, 2005. The increase in interest income in the year ended December 31, 2006 reflects a higher average balance on our invested cash and securities throughout 2006 compared to 2005 and an increase in average interest rates.

Interest Expense

Interest expense increased to $1.5 million for the year ended December 31, 2006 compared to $1.3 million for the year ended December 31, 2005. The increase in interest expense in the year ended December 31, 2006 reflects interest incurred on our government settlement liability. Both 2006 and 2005 include interest on our $170.0 million principal amount 0.25% convertible senior notes, issued in February 2004.

Other Income (Expense)

Other income (expense) decreased to income of $1.1 million in the year ended December 31, 2005 compared to income of $1.3 million in 2005. Other income in both 2006 and 2005 includes $1.0 million cash payments received from Targanta in connection with the divestiture of oritavancin.

Loss from Discontinued Operations

The loss from discontinued operations reflects the divestiture of our Infergen® product line to Valeant which was completed in December 2005. The loss from discontinued operations of $1.2 million in the year ended December 31, 2006 compares to a loss of $32.9 million in the year ended December 31, 2005. Discontinued operations in 2006 consist primarily of transition related services, including product returns, which were substantially completed at the end of 2006. The components of the loss from discontinued operations for 2005 included net revenue of Infergen®, the related cost of goods sold and amortization of acquired product rights, as well as certain allocated research and development and selling general and administrative expenses specific to Infergen®. The loss in 2005 also included employee termination costs of approximately $3.7 million. See Note 3 of Notes to Consolidated Financial Statements.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations in 2005 was comprised of the $120.0 million in cash proceeds and a $2.1 million note received from Valeant in connection with the sale of Infergen®, offset by the net book value of the assets sold and direct transaction costs. These assets included intellectual property rights, payments to a contract manufacturer, and inventory with a net book value of approximately $36.5 million at the time of the transaction. In addition, we incurred approximately $0.3 million of direct transaction costs related to the sale of Infergen®.

sales forecasts to enable us to mitigate some of the risk associated with the long lead times required to manufacture our products. At December 31, 2006, our minimum purchase obligations totaled $91.6 million and are committed through the year 2012. Of these commitments, we have $15.9 million and $14.5 million of outstanding fixed purchase order commitments that become due and payable in 2007 and 2008, respectively. Given the fact that the Phase III INSPIRE trial was unsuccessful and discontinued in March 2007, in addition to the mechanism set forth in the agreement which allows us to decrease our minimum yearly purchase obligations on a going-forward basis (with adjustments to the financial terms to be negotiated by the parties) we are currently reviewing other aspects of the contracts that we believe are relevant to our future purchase commitments, including our ability to cancel previously provided forecasts and eliminate our purchase obligations.

We write off the cost of inventory and reserve for future minimum purchase commitments that we consider to be in excess of forecasted future demand. We define excess inventory as inventory that will expire before it can be sold, based on future sales forecasts. In making these assessments, we are required to make judgments as to the future demand for current or committed inventory purchase levels. We are also required to monitor the expiration dates of our products, since our products can no longer be used after their respective expiration dates. In 2004, in an effort to best manage the procurement and distribution of levels of Actimmune®, we successfully completed the necessary testing to extend the expiration period of Actimmune® from 30 months to a total of 36 months. As part of our excess inventory assessment for all of our products, we also estimate the expiration dates of our products to be manufactured in the future.

Projected revenue trends resulted in us recording charges during 2005 and 2004 for excess inventories and non-cancelable purchase obligations. If Actimmune® revenue levels experienced in future periods are substantially below our current expectations, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations. For the year ended December 31, 2005, we recorded a charge of $9.1 million, or $0.28 per share, to cost of goods sold for excess inventory. Please refer to the statements under "Item 1A. Risk Factors" in this Report to gain a better understanding of the possible reasons why actual results could differ from our estimates.

Results of Operations

The following discussion of our results of operations for each of the comparative periods excludes Infergen® revenues and related expenses. These amounts are reflected in discontinued operations as a result of the sale of the Infergen® product to Valeant in December 2005.

Comparison of years ended December 31, 2006 and 2005

Revenue

For the year ended December 31, 2006, we recorded total net revenue of $90.8 million, compared to $110.5 million for the same period in 2005, a decrease of 18%. Net sales of Actimmune® for 2006 were $90.3 million, compared to $107.6 million for 2005, a decline of 16%. For the year ended December 31, 2006 Actimmune® accounted for all of our product revenue and approximately 97% of our total product revenue in 2005. Substantially all of these sales were derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF. Net revenue in 2006 includes approximately $0.5 million of collaboration revenue, which represents amortization of the $60.0 million upfront payment received from Roche during the fourth quarter of 2006.

Actimmune® sales declined during the year ended December 31, 2006 compared to the corresponding period in 2005 due to a decrease in the underlying demand for Actimmune®. We believe that rate of patient referrals by physicians and the average duration of therapy are among the key uncertainties that affect demand for Actimmune® and our Actimmune® revenue and total product revenue. The patient referral rate reflects the number of new patients who are prescribed Actimmune® and who call the call center that coordinates with all of our specialty distributors, although these patients may elect not to have those prescriptions filled. We believe that the following factors are among those that may affect the patient referral rate for Actimmune®: physician screening of patients who are likely to pursue treatment with Actimmune®; physician or patient interest and the publication of the results of our initial Phase III IPF clinical trial, as well as the disappointing results of the INSPIRE trial.

Cost of Goods Sold

Cost of goods sold included product manufacturing costs, royalties and distribution costs associated with our revenue and inventory reserves. Cost of goods sold for the year ended December 31, 2006 was $24.1 million, or approximately 27% of total product revenue, compared to $33.8 million, or approximately 31% of total product revenue, in the corresponding period of 2005. The decrease in cost of goods sold primarily reflects the decline in Actimmune® revenue and a charge of $9.1 million in 2005 taken for excess inventory from previous years' contractual purchases. Included in 2006 cost of goods sold is a charge of approximately $4.5 million recorded in connection with the disappointing Phase III INSPIRE trial results announced in March 2007. Excluding the $4.5 million and $9.1 million charges for excess inventory and purchase commitments in 2006 and 2005, respectively, cost of goods sold was approximately 22% of product revenue for each of the years ended December 31, 2006 and 2005.

Exchange rate fluctuations on inventory purchases may affect cost of goods sold on Actimmune® inventory purchased from BI. In the past, we have utilized forward exchange contracts to partially offset the effect of exchange rate fluctuations, but we did not enter into any new contracts in 2005 or 2006.

Amortization and Impairment of Acquired Product Rights

We recorded amortization and impairment of acquired product rights for the years ended December 31, 2006 and 2005 of $0.5 million and $1.2 million, respectively. The acquired product rights were related to the acquisition of Amphotec® and interferon gamma-1b patents. In March 2005, we recorded an impairment charge of $0.6 million. This impairment charge was based on our impairment review of the Amphotec® product rights, which took into account that sales levels were lower than expected and that Amphotec® was not aligned with our new strategic focus in pulmonology and hepatology. In May 2005, we divested the Amphotec® product line, including all related assets, to Three Rivers for cash consideration.

Research and Development Expenses

Research and development ("R&D") expenses were $103.8 million and $82.7 million for the years ended December 31, 2006 and 2005, respectively, representing an increase of $21.1 million or 26%. The increase in R&D expense in 2006 was related to increased investment in the company's two Phase 3 clinical development programs in IPF, the manufacturing, preclinical and clinical activities for ITMN-191 prior to entering into the collaboration agreement with Roche and an increased investment in pulmonology and hepatology research. R&D expense also includes $8.1 million of stock-based compensation expense in 2006, reflecting the adoption of SFAS 123(R).

The following table lists our current product development programs and the research and development expenses recognized in connection with each program during the indicated periods. The category titled "Programs — Non-specific" is comprised of facilities and personnel costs that are not allocated to a specific development program or discontinued programs and $8.1 million of stock-based compensation in 2006. Our management reviews each of these program categories in evaluating our business. For a discussion of the risks and uncertainties associated with developing our products, as well as the risks and uncertainties associated with potential commercialization of our product candidates, see the specific sections under "Item 1A. Risk Factors" above.

Development Program	Year Ended December 31, 2006	2005	2004
		(In thousands)	
Pulmonology	$ 50,065	$34,779	$19,589
Hepatology	30,035	17,820	15,253
Oncology	1,561	14,156	18,307
Programs — Non-specific	22,188	15,981	22,534
Total	$103,849	$82,736	$75,683

The largest component of our total operating expenses is our ongoing investments in research and development and, in particular, the clinical development of our product pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- the submission of an IND with the FDA to conduct human clinical trials for drugs;
- the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and
- the submission by a company and acceptance and approval by the FDA of an NDA or BLA for a drug product to allow commercial distribution of the drug.

In light of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

Selling, General and Administrative Expenses

Selling general and administrative ("SG&A") expenses were $40.4 million and $58.9 million for the years ended December 31, 2006 and 2005, respectively, representing a decrease of $18.5 million, or 31%. SG&A expense also includes $8.4 million of stock-based compensation expense in 2006, reflecting the adoption of SFAS 123(R). The decreased spending for the year ended December 31, 2006 compared to the same period in 2005 was largely the result of the reductions in field-based IPF disease awareness activities and a decrease in the number of personnel in the home office, as announced in November 2005.

Acquired Research and Development and Milestone (Credits) Payments

There were no charges for acquired research and development and milestone payments in the years ended December 31, 2006 and 2005. Included in our charges prior to 2004 was $10.0 million for a milestone payable to Eli Lilly for oritavancin. We initially expensed this amount as acquired research and development as oritavancin at the time was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. In connection with the divestiture of oritavancin to Targanta in December 2005, we received a waiver from Eli Lilly for making this payment and thus reversed the accrued liability for this milestone in 2005.

Provision for Government Settlement

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune®, including information regarding the promotion and marketing of Actimmune®. On October 25, 2006, we reached a comprehensive settlement with the government concerning promotional activities for Actimmune® by former employees during a period that ended in June 2003. A $36.9 million charge was recorded during 2006 to reflect the final terms of the civil settlement agreement. The settlement resolves without criminal sanctions, all outstanding government investigations of InterMune. We agreed to pay a total of $36.9 million, plus 5% interest on the then outstanding principal balance, over a period of five years. As part of the settlement, InterMune also entered into corporate integrity and deferred prosecution agreements with the government.

Restructuring Charges

In the fourth quarter of 2005, our board of directors approved a restructuring plan recommended by our Chief Executive Officer and senior management that was designed to help streamline our operations and reduce our operating expenses in 2006. The plan, which consisted of a significant reduction in our investment in field-based IPF disease awareness activities, was implemented concurrently with the divestiture of Infergen® in December

2005. These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately $5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. See "Loss from Discontinued Operations" discussion below. The majority of the 160 employees left InterMune at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge was comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option acceleration costs for approximately 400,000 shares of our common stock. We paid substantially all of the $4.7 million severance and related benefits during the first quarter of 2006. No further restructuring charges were incurred in 2006. Given our decision to discontinue the INSPIRE trial effective March 2007, we expect to incur approximately $3.5 million in restructuring charges during the first several quarters of 2007, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%.

Interest Income

Interest income increased to $9.5 million for the year ended December 31, 2006 compared to $4.0 million for the year ended December 31, 2005. The increase in interest income in the year ended December 31, 2006 reflects a higher average balance on our invested cash and securities throughout 2006 compared to 2005 and an increase in average interest rates.

Interest Expense

Interest expense increased to $1.5 million for the year ended December 31, 2006 compared to $1.3 million for the year ended December 31, 2005. The increase in interest expense in the year ended December 31, 2006 reflects interest incurred on our government settlement liability. Both 2006 and 2005 include interest on our $170.0 million principal amount 0.25% convertible senior notes, issued in February 2004.

Other Income (Expense)

Other income (expense) decreased to income of $1.1 million in the year ended December 31, 2005 compared to income of $1.3 million in 2005. Other income in both 2006 and 2005 includes $1.0 million cash payments received from Targanta in connection with the divestiture of oritavancin.

Loss from Discontinued Operations

The loss from discontinued operations reflects the divestiture of our Infergen® product line to Valeant which was completed in December 2005. The loss from discontinued operations of $1.2 million in the year ended December 31, 2006 compares to a loss of $32.9 million in the year ended December 31, 2005. Discontinued operations in 2006 consist primarily of transition related services, including product returns, which were substantially completed at the end of 2006. The components of the loss from discontinued operations for 2005 included net revenue of Infergen®, the related cost of goods sold and amortization of acquired product rights, as well as certain allocated research and development and selling general and administrative expenses specific to Infergen®. The loss in 2005 also included employee termination costs of approximately $3.7 million. See Note 3 of Notes to Consolidated Financial Statements.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations in 2005 was comprised of the $120.0 million in cash proceeds and a $2.1 million note received from Valeant in connection with the sale of Infergen®, offset by the net book value of the assets sold and direct transaction costs. These assets included intellectual property rights, payments to a contract manufacturer, and inventory with a net book value of approximately $36.5 million at the time of the transaction. In addition, we incurred approximately $0.3 million of direct transaction costs related to the sale of Infergen®.

Provision for Income Taxes

Due to our continuing operating losses and the uncertainty of our recognizing the potential future benefits from these losses, we recorded no provision or benefit for income taxes for the years ended December 31, 2006 and 2005. As of December 31, 2006, we had federal net operating loss carryforwards of approximately $464.4 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2026 if not utilized. We also have federal research and development tax credits of approximately $15.8 million that will expire in the years 2018 through 2026. In addition, we had net operating loss carryforwards for state income tax purposes of approximately $102.2 million that expire in the years 2012 through 2016 and state research and development tax credits of approximately $9.1 million that do not expire. Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Comparison of years ended December 31, 2005 and 2004

Revenue

For the year ended December 31, 2005, InterMune recorded total net revenue of $110.5 million, compared to $128.7 million for the same period in 2004, a decrease of 14%. Net sales of Actimmune® for 2005 were $107.6 million, compared to $125.0 million for 2004, a decline of 14%. For each of the years ended December 31, 2005 and 2004, Actimmune® accounted for approximately 97% of our total net revenue and substantially all of these sales were derived from physicians' prescriptions for the off-label use of Actimmune® in the treatment of IPF.

Cost of Goods Sold

Cost of goods sold included product manufacturing costs, royalties and distribution costs associated with our revenue and inventory reserves. Cost of goods sold for the year ended December 31, 2005 was $33.8 million, or approximately 31% of total net revenue, compared to $33.1 million, or approximately 26% of total net revenue, in the corresponding period of 2004. The increase in cost of goods sold primarily reflects a charge of $9.1 million taken for excess inventory from previous years' contractual purchases compared to a $4.7 million charge taken in 2004 for the same reason. Excluding these charges for excess inventory, cost of goods sold was approximately 22% of total revenue for each of the years ended December 31, 2005 and 2004.

Exchange rate fluctuations on inventory purchases may affect cost of goods sold on Actimmune® inventory purchased from BI. We have utilized forward exchange contracts to partially offset the effect of exchange rate fluctuations in the past, but we did not enter into any new contracts in 2005.

Amortization and Impairment of Acquired Product Rights

We recorded amortization and impairment of acquired product rights for the years ended December 31, 2005 and 2004 of $1.2 million and $0.7 million, respectively. The acquired product rights were related to the acquisition of Amphotec® and interferon gamma-1b patents. In March 2005, we recorded an impairment charge of $0.6 million. This impairment charge was based on our impairment review of the Amphotec® product rights, which took into account that sales levels were lower than expected and that Amphotec® was not aligned with our new strategic focus in pulmonology and hepatology. In May 2005, we divested the Amphotec® product line, including all related assets, to Three Rivers for cash consideration.

Research and Development Expenses

Research and development expenses were $82.7 million and $75.7 million for the years ended December 31, 2005 and 2004, respectively, representing an increase of $7.1 million or 9%. The increase in 2005 reflects a greater level of spending to support our Phase III IPF clinical trials and our HCV protease inhibitor program.

Selling, General and Administrative Expenses

Selling general and administrative expenses were $58.9 million and $55.1 million for the years ended December 31, 2005 and 2004, respectively, representing an increase of $3.7 million, or 7%. The increased spending for the year ended December 31, 2005 compared to the same period in 2004 was primarily due to $5.6 million in expenses related to litigation, legal settlements and ongoing legal matters.

Acquired Research and Development and Milestone (Credits) Payments

There were no charges for acquired research and development and milestone payments in the years ended December 31, 2005 and 2004. Included in our charges prior to 2004 was $10.0 million for a milestone payable to Eli Lilly for oritavancin. We initially expensed this amount as acquired research and development as oritavancin at the time was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. In connection with the divestiture of oritavancin to Targanta in December 2005, we received a waiver from Eli Lilly for making this payment and thus reversed the accrued liability for this milestone.

Restructuring Charges

In the fourth quarter of 2005, our board of directors approved a restructuring plan recommended by our Chief Executive Officer and senior management that was designed to help streamline our operations and reduce our operating expenses in 2006. The plan, which consisted of a significant reduction in our investment in field-based IPF disease awareness activities, was implemented concurrently with the divestiture of Infergen® in December 2005. These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately $5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. See "Loss from Discontinued Operations" discussion below. The majority of the 160 employees left InterMune at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge was comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option acceleration costs for approximately 400,000 shares of our common stock.

Interest Income

Interest income increased to $4.0 million for the year ended December 31, 2005 compared to $3.5 million for the year ended December 31, 2004. The increase in interest income in the year ended December 31, 2005 reflects the increase in interest rates that we received on our invested cash and securities, partially offset by our declining cash and short-term investment balances up to our receipt of $120.0 million in proceeds from the sale of Infergen® in December 2005.

Interest Expense

Interest expense decreased to $1.3 million for the year ended December 31, 2005 compared to $5.1 million for the year ended December 31, 2004. The decrease in interest expense in the year ended December 31, 2005 reflects the 2004 repurchase of all of our $149.5 million 5.75% convertible subordinated notes, and the impact of the lower interest rate on our $170.0 million principal amount 0.25% convertible senior notes, issued in February 2004. At the time of repurchase of the 5.75% convertible subordinated notes, we paid accrued interest charges of $3.2 million.

Other Income (Expense)

Other income (expense) improved to income of $1.3 million in the year ended December 31, 2005 compared to an expense of $7.4 million in 2004. Other income in 2005 included a $1.0 million cash payment received from Targanta in connection with the divestiture of oritavancin. Other expense of $7.4 million for the year ended December 31, 2004 included a charge of $5.0 million for the repurchase of all our outstanding $149.5 million principal amount 5.75% convertible subordinated notes, and the accelerated amortization of $2.1 million of the deferred issuance costs associated with these notes. Also included in other expense for the year ended December 31, 2004 was a $0.3 million foreign currency exchange loss on our unhedged foreign currency payables for inventory and clinical material purchases from BI at year-end.

Loss from Discontinued Operations

The loss from discontinued operations reflects the divestiture of our Infergen® product line to Valeant which was completed in December 2005. The loss from discontinued operations of $32.9 million in the year ended December 31, 2005 compares to a loss of $14.4 million in the year ended December 31, 2004. The components of the loss from discontinued operations for each of the years included net revenue of Infergen®, the related cost of goods sold and amortization of acquired product rights, as well as certain allocated research and development and selling general and administrative expenses specific to Infergen®. The increased loss in 2005 compared to 2004 was the result of a greater level of sales and marketing expenses to support Infergen®, including the 31-representative sales force hired in the fourth quarter of 2004, and the full year impact of the Phase III trial of once-daily treatment with Infergen® in combination with ribavirin therapy for hepatitis C PEG nonresponder patients. These increased expenses were offset by the gross margin on higher levels of Infergen® revenue (see Note 3 of Notes to Consolidated Financial Statements). The loss in 2005 also included employee termination costs of approximately $3.7 million.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations in 2005 was comprised of the $120.0 million in cash proceeds and a $2.1 million note received from Valeant in connection with the sale of Infergen®, offset by the net book value of the assets sold and direct transaction costs. These assets included intellectual property rights, payments to a contract manufacturer, and inventory with a net book value of approximately $36.5 million at the time of the transaction. In addition, we incurred approximately $0.3 million of direct transaction costs related to the sale of Infergen®.

Provision for Income Taxes

Due to our continuing operating losses and the uncertainty of our recognizing the potential future benefits from these losses, we recorded no provision or benefit for income taxes for the years ended December 31, 2005 and 2004.

Liquidity and Capital Resources

At December 31, 2006, we had cash, cash equivalents and available-for-sale securities of $214.5 million compared to $215.5 million at December 31, 2005. The slight decrease was the result of operating losses, partially offset by the $60.0 million upfront milestone we received from Roche under the collaboration agreement and $19.7 million in proceeds from the issuance of our common stock under our employee stock plans.

The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. federal and state governments and their agencies and high-quality corporate issuers, and, by policy, restrict our exposure by imposing concentration limits and credit worthiness requirements for all corporate issuers.

Operating Activities

Cash used in operating activities was $16.3 million during the year ended December 31, 2006, comprised primarily of a net loss of $107.2 million and a significant decrease in accounts payable and accrued compensation of approximately $24.1 million. This use of cash is net of the $59.5 million deferred revenue balance as a result of the upfront milestone received from Roche under the collaboration agreement, the provision for government settlement, stock-based compensation expense of $16.5 million and a decrease in accounts receivable of $4.4 million. The decrease in accounts payable and accrued compensation was the result of approximately $4.5 million in severance payments made in connection with the headcount reduction at the end of 2005 as a result of our decision to concurrently sell our Infergen® assets and reduce our investment in field-based IPF disease awareness activities. In addition, we reduced the days outstanding in our trade payables, thus reducing our accounts payable balance by approximately $16.1 million. The decrease in accounts receivable is primarily due to the decline in Actimmune®

sales and the elimination of Infergen® sales. Details concerning the loss from operations can be found above in this Report under the heading "Results of Operations."

Investing Activities

Investing activities used $81.4 million in cash flows during the year ended December 31, 2006, primarily due to investment purchases of $130.4 million made after the receipt of $120.0 million from the divestiture of Infergen® late in December 2005. We also had maturities and sales of available-for-sale securities totaling $53.5 million, which partially offset the purchases during the year.

Financing Activities

Cash provided by financing activities of $19.7 million for the year ended December 31, 2006 was due to the proceeds from the issuance of our common stock under our employee stock plans.

We do not have any "special purpose" entities that are unconsolidated in our financial statements. We have no commercial commitments with related parties. We have no loans with related parties, except for executive loans to Dr. Marianne Armstrong, our Chief Medical Affairs and Regulatory Officer in the amount of $0.1 million (due April 2007), and Dr. Lawrence Blatt, our Chief Scientific Officer, in the amount of $0.1 million (due May 2007). Both of these loans were in place prior to the enactment of the Sarbanes-Oxley Act in 2002.

We believe that we will continue to require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our product candidates. We believe that our existing cash, cash equivalents and available-for-sale securities, together with anticipated cash flows from our operations, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2008. However, this forward-looking statement involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed under "Item 1A. Risk Factors." This forward-looking statement is also based upon our current plans and assumptions, which may change, and our capital requirements, which may increase in future periods. Our future capital requirements will depend on many factors, including, but not limited to:

- sales of Actimmune® or any of our product candidates in development that receive commercial approval;
- our ability to partner our programs or products;
- the progress of our research and development efforts;
- the scope and results of preclinical studies and clinical trials;
- the costs, timing and outcome of regulatory reviews;
- determinations as to the commercial potential of our product candidates in development;
- the pace of expansion of administrative expenses;
- the status of competitive products and competitive barriers to entry;
- the establishment and maintenance of manufacturing capacity through third-party manufacturing agreements;
- the pace of expansion of our sales and marketing capabilities, in preparation for product launches;
- the establishment of collaborative relationships with other companies;
- the payments of annual interest on our long-term debt;
- the payments related to the Civil Settlement Agreement with the government;
- the timing and size of the payments we may receive from Roche pursuant to the Collaboration Agreement; and
- whether we must repay the principal in connection with our convertible debt obligations.

As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for such fund raising activities at this time. Additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities, such as milestone payments, for which we cannot reasonably predict future payments. The following chart represents our contractual obligations as of December 31, 2006, aggregated by type (in millions):

Contractual Obligations	Total	2007	2008-2009	2010-2011	After 2011
Long-term debt obligations(1)	$172.2	$ 0.4	$ 0.9	$170.9	$ —
Government settlement	38.4	5.9	13.5	19.0	—
Operating leases	20.0	4.4	9.3	6.3	—
Non-cancelable purchase obligations — Inventory(4)	91.6	15.9	29.8	30.6	15.3
Non-cancelable purchase obligations — Other(2)	13.8	12.3	1.3	0.2	—
Research and development commitments(3)	35.4	14.0	21.4	—	—
Total contractual cash obligations	$371.4	$52.9	$76.2	$227.0	$15.3

(1) These amounts include accrued interest and the principal amount of the 0.25% convertible senior notes due 2011.

(2) These amounts consist of clinical, process development and marketing related obligations.

(3) These amounts consist of clinical related obligations and are cancelable upon discontinuation of the trial.

(4) See Note 15 to the Consolidated Financial Statements for a discussion regarding the commitment.

The operating leases for our facilities require letters of credit secured by a restricted cash balance with our bank. The amount of each letter of credit approximates six to twelve months of operating rent payable to the landlord of each facility.

The majority of our non-cancelable purchase obligations for inventory are denominated in foreign currencies, principally the purchase of Actimmune® inventory, which is denominated in Euros. We assumed an average foreign currency exchange rate of euros to U.S. dollars of 1.20 over the length of the agreement.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for InterMune in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments" which amends Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We will adopt SFAS 155 in the first quarter of fiscal 2007. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We will adopt SAB 108 in the first quarter of fiscal 2007.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in market rates would have a significant negative impact on the value of our investment portfolio.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. federal and state governments and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter effective maturities.

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2006 by effective maturity (in millions, except percentages):

	2007	2008	2009	2010	2011 and Beyond	Total	Fair Value at December 31, 2006
Assets:							
Available-for-sale securities	$172.2	$29.0	$—	$—	$ —	$201.2	$202.1
Average interest rate	5.2%	5.3%	—	—	—	5.2%	—
Liabilities:							
0.25% convertible senior notes due 2011	—	—	—	—	$170.0	$170.0	$249.1
Average interest rate	—	—	—	—	0.25%	0.25%	—

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2005 by effective maturity (in millions, except percentages):

	2006	2007	2008	2009	2010 and Beyond	Total	Fair Value at December 31, 2005
Assets:							
Available-for-sale securities	$78.2	$1.0	—	$6.7	$ —	$ 85.9	$ 86.1
Average interest rate	4.0%	2.2%	—	2.8%	—	4.0%	—
Liabilities:							
0.25% convertible senior notes due 2011	—	—	—	—	$170.0	$170.0	$151.1
Average interest rate	—	—	—	—	0.25%	0.25%	—

Foreign Currency Market Risk

We have obligations denominated in euros for the purchase of Actimmune® inventory. In 2004, we used foreign currency forward contracts to partially mitigate this exposure, but did not enter into any new foreign currency forward contracts in 2005 or 2006. We regularly evaluate the cost-benefit of entering into such arrangements, and presently have no foreign currency hedge agreements outstanding.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
InterMune, Inc.

We have audited the accompanying consolidated balance sheets of InterMune, Inc. (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterMune, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 InterMune, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of InterMune, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 12, 2007

INTERMUNE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 109,386	$ 187,335
Available-for-sale securities	105,163	28,190
Accounts receivable, net of allowances of $164 in 2006 and $1,444 in 2005	11,799	16,223
Inventories	8,188	12,437
Prepaid expenses and other current assets	7,691	3,942
Total current assets	242,227	248,127
Property and equipment, net	9,210	7,274
Acquired product rights, net	1,167	1,667
Other assets (includes restricted cash of $1,425)	4,979	9,174
Total assets	$ 257,583	$ 266,242
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 10,572	$ 26,655
Accrued compensation	6,181	14,188
Other accrued liabilities	23,550	21,989
Total current liabilities	40,303	62,832
Deferred rent	1,804	1,643
Deferred collaboration revenue	56,732	—
Liability under government settlement	28,541	—
Convertible notes	170,000	170,000
Commitments and contingencies (Note 15)		
Stockholders' equity (deficit):		
Convertible preferred stock, $0.001 par value; 5,000 shares authorized, no shares issued and outstanding at December 31, 2006 and 2005, respectively	—	—
Common stock, $0.001 par value, 70,000 shares authorized; 34,264 and 32,589 shares issued and outstanding at December 31, 2006 and 2005, respectively	34	33
Additional paid-in capital	528,116	493,953
Deferred stock compensation	—	(2,092)
Accumulated other comprehensive income	140	754
Accumulated deficit	(568,087)	(460,881)
Total stockholders' equity (deficit)	(39,797)	31,767
Total liabilities and stockholders' equity (deficit)	$ 257,583	$ 266,242

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenue, net			
Actimmune	$ 90,317	$107,633	$124,980
Other products	—	2,863	3,700
Collaboration revenue	467	—	—
Total revenue, net	90,784	110,496	128,680
Costs and expenses:			
Cost of goods sold	24,108	33,842	33,139
Amortization and impairment of acquired product rights	500	1,180	743
Research and development	103,849	82,736	75,683
Selling, general and administrative	40,372	58,854	55,132
Acquired research and development and milestone credits	—	(10,000)	—
Restructuring charges	—	5,549	—
Provision for government settlement	36,944	—	—
Total costs and expenses	205,773	172,161	164,697
Loss from operations	(114,989)	(61,665)	(36,017)
Other income (expense):			
Interest income	9,512	3,965	3,490
Interest expense	(1,542)	(1,261)	(5,065)
Other income (expense)	1,057	1,313	(7,451)
Loss from continuing operations	(105,962)	(57,648)	(45,043)
Discontinued operations:			
Loss from discontinued operations	(1,244)	(32,925)	(14,435)
Gain on sale of discontinued operations (net of transaction costs)	—	85,338	—
Income (loss) from discontinued operations	(1,244)	52,413	(14,435)
Net loss	$(107,206)	$ (5,235)	$ (59,478)
Basic and diluted net loss per share			
Continuing operations	$ (3.18)	$ (1.79)	$ (1.42)
Discontinued operations	$ (0.04)	$ 1.63	$ (0.45)
	$ (3.22)	$ (0.16)	$ (1.87)
Shares used in computing basic and diluted net loss per share	33,277	32,220	31,760

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount					
	(In thousands)						
Balances at December 31, 2003	31,845	$32	$483,697	$ (217)	$ 400	$(396,168)	$ 87,744
Net unrealized loss on available-for-sale securities	—	—	—	—	(638)	—	(638)
Net realized gain on foreign exchange contract	—	—	—	—	1,824	—	1,824
Net loss	—	—	—	—	—	(59,478)	(59,478)
Comprehensive loss							(58,292)
Exercise of stock options	109	—	879	—	—	—	879
Stock issued under employee stock purchase plan	97	—	1,161	—	—	—	1,161
Stock compensation related to the modification of unvested stock options	—	—	110	—	—	—	110
Stock compensation related to options granted to consultants for services	—	—	45	—	—	—	45
Issuance of restricted stock to employees	532	1	8,129	(8,067)	—	—	63
Reversal of deferred stock compensation due to employee terminations	—	—	(1,358)	1,193	—	—	(165)
Amortization of deferred stock compensation, net of reversals	—	—	—	1,246	—	—	1,246
Balances at December 31, 2004	32,583	$33	$492,663	$(5,845)	$ 1,586	$(455,646)	$ 32,791
Net unrealized gain on available-for-sale securities	—	—	—	—	173	—	173
Net realized gain on foreign exchange contract	—	—	—	—	(1,005)	—	(1,005)
Net loss	—	—	—	—	—	(5,235)	(5,235)
Comprehensive loss							(6,067)
Exercise of stock options	19	—	236	—	—	—	236
Stock issued under employee stock purchase plan	203	—	1,847	—	—	—	1,847
Stock compensation related to the modification of unvested stock options	—	—	1,301	—	—	—	1,301
Issuance of restricted stock to employees	11	—	175	—	—	—	175
Reversal of deferred stock compensation due to employee terminations	(227)	—	(2,269)	2,269	—	—	—
Amortization of deferred stock compensation, net of reversals	—	—	—	1,484	—	—	1,484
Balances at December 31, 2005	32,589	$33	$493,953	$(2,092)	$ 754	$(460,881)	$ 31,767
Net unrealized loss on available-for-sale securities	—	—	—	—	(7)	—	(7)
Net realized gain on foreign exchange contract	—	—	—	—	(607)	—	(607)
Net loss	—	—	—	—	—	(107,206)	(107,206)
Comprehensive loss							(107,820)
Exercise of stock options	1,225	1	18,605	—	—	—	18,606
Stock issued under employee stock purchase plan	117	—	1,128	—	—	—	1,128
Reclassification of deferred compensation upon adoption of SFAS 123(R)	—	—	(2,092)	2,092	—	—	—
Issuance of restricted stock to employees	333	—	5,960	—	—	—	5,960
Stock compensation related to the modification of stock options	—	—	253	—	—	—	253
Stock compensation related to employee stock benefit plans	—	—	10,309	—	—	—	10,309
Balances at December 31, 2006	34,264	$34	$528,116	$ —	$ 140	$(568,087)	$ (39,797)

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows used for operating activities:			
Net loss	$(107,206)	$ (5,235)	$ (59,478)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on sale of discontinued operations	—	(85,338)	—
Restructuring charges	—	5,549	—
Stock-based compensation expense	16,522	2,144	1,298
Acquired research and development and milestone (credits) payments	—	(10,000)	—
Amortization	1,331	4,555	4,264
Depreciation	2,516	2,860	2,700
Deferred rent	161	130	257
Impairment of intangible asset	—	600	—
Change in unrealized gain on foreign currency cash flow hedge	(607)	(1,005)	1,096
Loss on early extinguishment of debt	—	—	7,072
Changes in operating assets and liabilities:			
Accounts receivable, net	4,424	(1,335)	1,172
Inventories	4,249	14,053	(12,928)
Prepaid expenses	(1,319)	(291)	(332)
Other assets	927	(760)	32
Accounts payable and accrued compensation	(24,090)	(1,084)	10,556
Other accrued liabilities	(5,816)	4,386	1,150
Liability under government settlement	33,116	—	—
Deferred collaboration revenue	59,534	—	—
Net cash used in operating activities	(16,258)	(70,771)	(43,141)
Cash flows from investing activities:			
Purchase of property and equipment	(4,452)	(2,144)	(1,340)
Proceeds from the divestiture of Infergen	—	120,000	—
Purchase of manufacturing technology rights	—	(16,832)	—
Purchases of available-for-sale securities	(130,434)	(77,353)	(139,617)
Maturities of available-for-sale securities	41,396	103,516	124,287
Sales of available-for-sale securities	12,065	72,903	61,471
Other	—	163	—
Net cash provided by (used in) investing activities	(81,425)	200,253	44,801
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	19,734	2,084	2,040
Proceeds from convertible senior notes, net	—	—	164,221
Repurchase of convertible subordinated notes	—	—	(154,451)
Repayment of notes receivable from stockholder	—	—	228
Net cash provided by financing activities	19,734	2,084	12,038
Net increase (decrease) in cash and cash equivalents	(77,949)	131,566	13,698
Cash and cash equivalents at beginning of period	187,335	55,769	42,071
Cash and cash equivalents at end of period	$ 109,386	$187,335	$ 55,769
Supplemental disclosure of cash flow information:			
Interest paid	$ 445	$ 425	$ 3,903

See Accompanying Notes to Consolidated Financial Statements

InterMune, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Overview

InterMune, Inc. ("InterMune," "the company," "we," "our," or "us") is an independent biotechnology company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Our revenue is provided primarily from sales of Actimmune®. We also have preclinical and advanced stage clinical programs in the pulmonology and hepatology areas. As part of our efforts to refocus our corporate strategy, we completed the sale of our Infergen® product, including related intellectual property rights and inventory, in December 2005. As a result of this transaction, Infergen® related activities are reflected as discontinued operations in these financial statements. Effective March 5, 2007 as a result of disappointing trial results, we made the decision to discontinue the Phase 3 INSPIRE clinical trial evaluating Actimmune® in patients with IPF.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of InterMune and its wholly-owned subsidiaries, InterMune Canada Inc. and InterMune Ltd. (U.K.). All inter-company accounts and transactions have been eliminated. To date, the financial position and results of operations of InterMune Canada Inc. and InterMune Ltd. (U.K.) have been dormant.

Basis of Presentation

Effective 2006, we began reporting provisions for estimated returns, rebates and Medicaid reserves as current liabilities. Previously, these provisions were included as part of our allowance for doubtful accounts and reduced our net accounts receivable. The effect of this change was an increase to both net accounts receivable and other accrued liabilities of approximately $1.7 million and $2.8 million at December 31, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

We evaluate our estimates and assumptions on an ongoing basis, including those related to reserves for doubtful accounts, returns, charge backs, cash discounts and rebates; excess inventories; inventory purchase commitments; and accrued clinical and preclinical expenses and contingent liabilities. We base our estimates on historical experience and on various other specific assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Cash, Cash Equivalents and Available-For-Sale Securities

Cash and cash equivalents consist of highly liquid investments with original maturities, when purchased, of less than three months. We classify all debt securities as available-for-sale. Cash equivalents and available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as other comprehensive income, a separate component of stockholders' equity (deficit). We have estimated the fair value amounts by using readily available market information. The cost of securities sold is based on the specific identification method.

Fair Value of Other Financial Instruments

Other financial instruments, including accounts receivable, accounts payable and accrued liabilities, are carried at historical cost, which we believe approximates fair value because of the short-term maturity of these instruments. The fair value of our convertible senior notes was $249.1 million at December 31, 2006 and $151.1 million at December 31, 2005, which we determined using readily available market information.

Inventory Valuation

Inventories consist principally of finished-good products and are stated at the lower of cost or market value. Cost is determined by the specific identification method.

Because of the long lead times required to manufacture our products, we enter into non-cancelable obligations to purchase our inventory. We evaluate the need to provide reserves for contractually committed future purchases of inventory that may be in excess of forecasted future demand. In making these assessments, we are required to make judgments as to the future demand for current or committed purchases. We are also required to make judgments as to the expiration dates of our products, since our products can no longer be used after their respective expiration dates. As part of our excess inventory assessment for all of our products, we also consider the expiration dates of our products to be manufactured in the future under non-cancelable purchase obligations.

Significant differences between our current estimates and judgments and future commercial and clinical estimated demand for Actimmune® and the useful life of our inventories may result in significant charges for excess inventory or purchase commitments in the future. These differences could have a material adverse effect on our financial condition and results of operations during the period in which we recognize an inventory reserve. During the years ended December 31, 2005 and 2004, we charged $9.1 million and $4.7 million, respectively, to cost of goods sold for excess inventory and non-cancelable purchase obligations for inventory in excess of forecasted needs.

Concentration of Risks

Cash equivalents and investments are financial instruments that potentially subject us to concentration of risk to the extent recorded on the balance sheet. We have established guidelines for investing excess cash relative to diversification and maturities that we believe maintain safety and liquidity. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. federal and state governments and their agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To reduce the exposure due to adverse shifts in interest rates we maintain investments with short effective maturities.

Foreign Currency and Derivative Instruments

From time to time, we use derivatives to manage our market exposure to fluctuations in foreign currencies. We record all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss on the derivative instruments in excess of the cumulative change in the present value of future cash flows of the hedged transaction, if any, is recognized in current earnings during the period of change. We do not use derivative instruments for speculative purposes.

We purchase commercial and clinical products from Boehringer Ingelheim ("BI") and settle our obligations in a foreign currency. This exposes us to foreign currency exchange rate risk. To protect against currency exchange risks on forecasted foreign currency cash payments for the purchases of Actimmune® from BI over the next year, we have considered instituting a foreign currency cash flow hedging program. In the past, we have hedged portions of our forecasted foreign currency cash payments with forward contracts. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency expenses is offset by losses in the value of the option or forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency expenses is offset by gains in the value of the forward contracts. In accordance with FAS 133, hedges related to anticipated transactions are designated and documented at the hedge's inception as cash flow hedges and evaluated for hedge effectiveness at least quarterly.

At December 31, 2006, net gains on derivative instruments expected to be reclassified from accumulated other comprehensive income to earnings ratably with sales of Actimmune® were $0.2 million. Such amount will be recognized as a reduction of cost of goods sold ratably as the related units of Actimmune® are sold. At December 31, 2006, there were no outstanding derivative instruments.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Computer and laboratory equipment	3 to 5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	Length of lease

Acquired Product Rights

Initial payments for the acquisition of products that, at the time of acquisition, are already marketed or are approved by the FDA for marketing are capitalized and amortized ratably over the estimated life of the products, typically ten years. At the time of acquisition, the product life is estimated based upon the term of the agreement, the patent life of the product and our assessment of future sales and profitability of the product. We assess this estimate regularly during the amortization period and adjust the asset value or useful life when appropriate. Initial payments for the acquisition of products that, at the time of acquisition, are under development or are not approved by the FDA for marketing, have not reached technical feasibility and have no foreseeable alternative uses are expensed as research and development costs. Acquired product rights consist of payments made for the acquisition of rights to interferon gamma (see Note 6). Accumulated amortization of this intangible asset was $2.3 million and $1.8 million at December 31, 2006 and 2005, respectively. Amortization expense for acquired product rights for each of the next three years until fully amortized is as follows: 2007 — $0.5 million; 2008 — $0.5 million; 2009 — $0.2 million.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Revenue Recognition and Revenue Reserves

We recognize revenue generally upon delivery when title passes to a credit-worthy customer and record provisions for estimated returns, rebates, chargebacks and cash discounts against revenue. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We believe that we are able to make reasonable and reliable estimates of product returns, rebates, chargebacks and cash discounts based on historical experience and other known or anticipated trends and factors. We review all sales transactions for potential rebates, chargebacks and discounts each month and believe that our reserves are adequate. We include shipping and handling costs in cost of goods sold.

Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Collaboration revenue generally includes upfront license fees and milestone payments. Nonrefundable upfront license fees that require our continuing involvement in the form of research, development, or other commercialization efforts by us are recognized as revenue ratably over the estimated life of the contract. Milestone payments are recognized as revenue when milestones, as defined in the contract, are achieved.

On March 26, 2004, we entered into an agreement with Baxter Healthcare Corporation ("Baxter") under which we co-promoted Baxter's product Aralast® in the United States for the treatment of patients with hereditary emphysema. Under this agreement, we were compensated by Baxter based upon a percentage of Aralast sales. We recognized Aralast co-promotion revenue upon receipt of the co-promotion funds from Baxter. The co-promotion revenue calculation was dependent upon national sales data which lagged one quarter for reporting purposes, therefore estimates were not used. Co-promotion revenue was based on a percentage of Baxter's sales of Aralast to pulmonologists. We terminated this agreement with Baxter in December 2005 in connection with the decision to significantly reduce our field-based pulmonary disease awareness activities.

Research and Development Expenses

Research and development ("R&D") expenses include salaries, contractor and consultant fees, external clinical trial expenses performed by contract research organizations ("CRO"), licensing fees and facility and administrative expense allocations. In addition, we fund R&D at research institutions under agreements that are generally cancelable at our option. Research costs typically consist of applied research and preclinical and toxicology work. Pharmaceutical manufacturing development costs consist of product formulation, chemical analysis and the transfer and scale-up of manufacturing at our contract manufacturers. Clinical development costs include the costs of Phase I, II and III clinical trials. These costs, along with the manufacturing scale-up costs, are a significant component of research and development expenses.

We accrue costs for clinical trial activities performed by contract research organizations and other third parties based upon the estimated amount of work completed on each study as provided by the CRO. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities using available information; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant R&D expenses in future periods when the actual activity level becomes known. We charge all such costs to R&D expenses.

Collaboration agreements with co-funding arrangements resulting in a net receivable or payable of R&D expenses are recognized as the related R&D expenses by both parties are incurred. The agreement resulted in a net receivable of approximately $3.2 million in 2006. See Note 7 below.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $285,000, $313,000 and $520,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

In accordance with SFAS No. 109, *"Accounting for Income Taxes,"* we determine a deferred tax asset or liability based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

Comprehensive Income (Loss)

SFAS No. 130, *"Reporting Comprehensive Income,"* requires components of other comprehensive income, including unrealized gains or losses on our available-for-sale securities, to be included in total comprehensive income (loss). Total comprehensive loss for each of the periods presented is disclosed in Note 10 below. Also, other comprehensive income (loss) includes certain changes in stockholders' equity that are excluded from net income. Specifically, we include in other comprehensive income (loss) changes in the fair value of our available-for-sale investments and derivatives designated as effective cash flow hedges.

Net Loss Per Share

We compute basic net loss per share by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. We deduct shares subject to repurchase by us from the outstanding shares to arrive at the weighted average shares outstanding. We compute diluted net loss per share by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. We exclude potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on conversion of our convertible notes, from diluted net loss per share because of their anti-dilutive effect.

The securities excluded were as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Options	5,390	6,449	4,945
Shares issuable upon conversion of convertible notes	7,859	7,859	7,859

The calculation of basic and diluted net loss per share is as follows (in thousands, except per share data):

	Year Ended December 31,		
	2006	2005	2004
Net loss	$(107,206)	$ (5,235)	$(59,478)
Basic and diluted net loss per share:			
Weighted-average shares of common stock outstanding	33,702	32,577	32,089
Less: weighted-average shares subject to repurchase	(425)	(357)	(329)
Weighted-average shares used in computing basic and diluted net loss per common share	33,277	32,220	31,760
Basic and diluted net loss per share	$ (3.22)	$ (0.16)	$ (1.87)

Stock-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, restricted stock and employee stock purchases related to the Amended and Restated 2000 Employee Stock Purchase Plan ("ESPP") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. In accordance with the modified prospective transition method, the Company's Condensed Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $16.5 million, which consisted of stock-based compensation expense related to employee stock options, restricted stock and the ESPP. Basic and diluted net loss per share for the year ended December 31, 2006 was $0.32 higher than if we had continued to account for stock-based compensation under APB 25. Stock-based compensation expense of $3.0 million for the year ended December 31, 2005 was related to restricted stock and costs associated with the acceleration of unvested stock options, which the Company had been recognizing under previous accounting standards. There was no stock-based compensation expense related to the ESPP recognized during the year ended December 31, 2005. See Note 13 for additional information.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company's Consolidated Statement of Operations, other than for restricted stock and the acceleration of unvested stock options, because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Condensed Consolidated Statement of Operations for fiscal 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the accelerated multiple- option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single option method. As stock-based compensation expense recognized in the Condensed Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company retained its method of valuation for share-based awards granted beginning in fiscal 2006 with the use of the Black-Scholes option-pricing model ("Black-Scholes model") which was previously used for the Company's pro forma information required under SFAS 123. For additional information, see Note 13. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We are currently evaluating the impact of SFAS 157, but do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for InterMune in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments" which amends Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We will adopt SFAS 155 in the first quarter of fiscal 2007. We do not expect the adoption of SFAS 155 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method which focuses primarily on the income statement impact of misstatements and the "iron curtain" method which focuses primarily on the balance sheet impact of misstatements. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We will adopt SAB 108 in the first quarter of fiscal 2007.

3. DISCONTINUED OPERATIONS

Product Acquisition Agreement

We entered into a Product Acquisition Agreement (the "Agreement") with Valeant Pharmaceuticals International ("Valeant") on November 28, 2005, whereby Valeant agreed to purchase all of the rights to Infergen® from us. Valeant agreed to acquire certain assets, including intellectual property rights and inventory, as of December 30, 2005 (the "Closing Date") for approximately $122.1 million, including a fixed payment of approximately $2.1 million in 2007. Of the $122.1 million, $6.5 million is related to the purchase of finished product inventory. The Agreement also states that we are entitled to receive approximately $20.0 million contingent upon Valeant achieving certain clinical related milestones beginning in 2007. The operating results of our Infergen® activities, which include allocations of research and development and selling, general and administrative expenses, have been reclassified as discontinued operations for all periods presented.

We had acquired rights to Infergen® in a licensing and commercialization agreement with Amgen in 2001 through which we obtained an exclusive license in the United States and Canada to Infergen® and the rights to an early stage program to develop a pegylated form of Infergen® (PEG-Alfacon-1). Infergen® is currently approved in both the United States and Canada to treat chronic HCV infections. We initially paid Amgen total consideration of $29.0 million for up-front license and other fees and milestones with respect to our license, and had been obligated to pay royalties on sales of Infergen®. Based upon an independent appraisal, the $5.4 million fair value of the in-process research and development program for PEG-Alfacon-1 was expensed as acquired research and development and milestone payments because at the time of acquisition the PEG-Alfacon-1 program was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. The remainder of the purchase price of approximately $23.6 million was allocated to developed technology and recorded as an intangible asset, which was being amortized over ten years. At December 30, 2005, the net book value of this asset was $12.9 million.

Manufacturing Technology Rights

On November 3, 2005, we entered into an agreement with BI for the future clinical and commercial supply of Infergen®. The agreement generally obligated BI to supply exclusively to us, and for us to purchase exclusively from BI, bulk Infergen® as well as the finished forms of Infergen® that are currently marketed. Amgen will remain the manufacturer for Infergen® until the transfer of the manufacturing process from Amgen to BI is completed and until BI is approved by the FDA as a manufacturer of Infergen®. Prior to and upon execution of the agreement, we made payments to BI of approximately $16.8 million. We assigned this agreement and all future rights and obligations thereunder to Valeant as part of the sale of the Infergen® product to Valeant in December 2005.

Purchase Option

Under the terms of our agreement with Valeant for the purchase of Infergen®, Valeant has the option to acquire our rights to PEG Alfacon-1 at any time prior to the commencement of a Phase III clinical trial for PEG Alfacon-1, provided that we have incurred documented expenses by that time of at least $7.0 million in the development of PEG Alfacon-1. If Valeant chooses to exercise this option, Valeant will be obligated to pay us an amount equal to 150% of our documented expenses directly incurred by us in connection with the development of PEG Alfacon-1. In addition, if we decide to accept an offer from a third party to acquire the rights to PEG Alfacon-1, we are required to deliver written notice to Valeant of such offer and Valeant has the option to acquire the rights to PEG Alfacon-1 on substantially the same terms and conditions as those offered to us by such third party.

Results of Discontinued Operations

Summary operating results for the discontinued operations are as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Infergen revenue, net	$(1,024)	$ 36,399	$ 22,307
Costs and expenses:			
Cost of goods sold	81	17,296	7,723
Amortization and impairment of acquired product rights	—	2,360	2,360
Research and development	(531)	13,652	5,636
Selling, general and administrative	230	36,016	21,023
Total costs and expenses	(220)	69,324	36,742
Loss from discontinued operations	$(1,244)	$(32,925)	$(14,435)

The loss from discontinued operations in 2005 includes a write-off of $3.2 million for inventory not acquired by Valeant and severance related costs of approximately $3.7 million, including $0.5 million of option acceleration costs for approximately 400,000 shares of our common stock. Discontinued operations in 2006 consist primarily of transition related services, including product returns.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations is calculated as follows (in thousands):

Cash proceeds received from sale	$120,000
Note receivable from Valeant	2,130
	122,130
Less Infergen® assets sold:	
Acquired product rights, net	(12,889)
Manufacturing technology rights	(16,832)
Inventories	(6,500)
Property and equipment, net	(271)
Less direct transaction costs:	
Legal, accounting and regulatory	(300)
Total	$ 85,338

4. RESTRUCTURING CHARGES

In the fourth quarter of 2005, our Board of Directors approved a restructuring plan recommended by our Chief Executive Officer and senior management that was designed to help streamline our operations and reduce our operating expenses in 2006. The plan, which consisted of a significant reduction in our investment in field-based IPF disease awareness activities, was implemented concurrently with the divestiture of Infergen® in December 2005 (see Note 3). These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately $5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. The majority of the 160 employees left InterMune at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge is comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option acceleration costs for approximately 400,000 shares of our common stock.

The activity in the accrued restructuring balance, included within accrued compensation on the balance sheet, was as follows for 2006 (in thousands):

	Restructuring Liabilities at December 31, 2005	Cash Payments	Accrual Reversals	Restructuring Liabilities at December 31, 2006
Workforce reduction	$4,733	$(4,653)	$(80)	$—

5. AMPHOTEC® AND ORITAVANCIN

In 2001, we acquired worldwide rights from ALZA, (now a subsidiary of Johnson & Johnson) to Amphotec® (sold under the trade name Amphocil® in certain countries outside the United States). The transaction terms included an up-front product acquisition fee of $9.0 million which was capitalized as acquired product rights and was being amortized over its estimated useful life of ten years. During September 2003, we reduced the remaining carrying value of the intangible asset by recording an impairment charge of $4.8 million. In 2004, we decided to divest Amphotec®. In March 2005, we recorded an additional impairment charge of $0.6 million. These impairment charges were based on our impairment review of the Amphotec® product rights, which took into account that sales levels were lower than expected and that Amphotec® is not aligned with our new strategic focus in pulmonology and hepatology.

In May 2005, we divested the Amphotec® product line, including all related assets, to Three Rivers for cash consideration. The resulting loss, which was not material, is included in other income in our 2005 results of operations. In accordance with our agreement with Three Rivers, we may receive contingent payments based on Three Rivers meeting future specified sales targets of Amphotec®. During the fourth quarter of 2006, the first of these sales targets was met and we received $0.5 million from Three Rivers in the first quarter of 2007.

In 2001, we entered into an asset purchase and license agreement with Eli Lilly pursuant to which we acquired worldwide rights to oritavancin. The agreement provided us with exclusive worldwide rights to develop, manufacture and commercialize oritavancin. Pursuant to the agreement, we paid Eli Lilly $50.0 million and would have been obligated to pay Eli Lilly significant milestone payments and royalties on product sales. We expensed the $50.0 million during 2001 since oritavancin was in clinical development, had not reached technical feasibility and had no foreseeable alternative uses. We had made no royalty or milestone payments under this agreement through December 31, 2005. In September 2002, Eli Lilly exercised its option under the agreement to reduce the agreed percentage of royalties on product sales. The exercise of this option required us to pay $15.0 million to Eli Lilly, and we made the payment to Eli Lilly during January 2003. In September 2003, we expensed $10.0 million related to a milestone payment due to Eli Lilly for the completion of the Phase III clinical trials for oritavancin. This amount was recorded as a milestone-based liability at December 31, 2003 as a result of an understanding between Eli Lilly and ourselves.

In December 2005, we sold the oritavancin compound to Targanta Therapeutics ("Targanta"). The terms of the agreement included upfront and clinical related contingent milestone payments of up to $9.0 million. A $1.0 million upfront payment from Targanta has been included in other income in our 2005 statement of operations and an additional $1.0 million payment has been included in other income in our 2006 statement of operations. We also received a convertible promissory note that, assuming certain clinical milestones were achieved, could have been valued at up to $25.0 million in principal amount from Targanta, which note was initially secured by the oritavancin assets. Upon the achievement by Targanta of certain corporate objectives, the notes were designed to convert into capital stock of Targanta, subject to certain limitations in the amount of voting stock that we may hold. Based on Targanta's early stage of development, significant uncertainty exists regarding the realization of the convertible promissory note, and thus we have fully reserved this amount in the accompanying financial statements. Effective February 2007, the corporate objectives have been met by Targanta and, upon conversion of the promissory note, we now hold approximately 1.7 million shares of Targanta Series C preferred stock. InterMune also received a seat on the Targanta Board of Directors. In connection with the Targanta transaction, Eli Lilly waived its right to collect the $10.0 million milestone payment which had previously been accrued. As a result, we reversed this liability in 2005 (reflected as a credit to acquired research and development expenses in the accompanying statement of operations).

6. ACQUIRED PRODUCT RIGHTS

Marnac, Inc./KDL GmbH (Pirfenidone)

In 2002, we licensed from Marnac and its co-licensor, KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Under the agreement terms, we received an exclusive license from Marnac and KDL in exchange for an up-front cash payment of $18.8 million and future milestone and royalty payments. We expensed the $18.8 million as acquired research and development and milestone payments in the first quarter of 2002 since pirfenidone was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. Future milestone payments will be based on the progress of clinical development of pirfenidone. We had made no royalty or milestone payments under this agreement through December 31, 2006. If all of the milestones under this agreement are achieved, we would be required to make milestone payments of $14.5 million. Our rights to the licensed products under the agreement could revert to Marnac if we do not meet our diligence obligations or otherwise commit a material breach of the agreement. The agreement will expire upon the later of the expiration of the primary patent licensed under the agreement or on a disease-by-disease and country-by-country basis (as determined by reference to the indications for which pirfenidone is approved in such country) on the later of (i) the expiration of market exclusivity in such country (if any) resulting from the grant of orphan drug designation to pirfenidone for the treatment of a human fibrotic disease; and (ii) the expiration of the last valid and enforceable claim in a issued licensed patent claiming the use of pirfenidone to treat such disease in such country. Following expiration of the agreement, we will retain a fully paid-up, royalty-free, perpetual, irrevocable, sublicenseable license to the patents, know-how, and other intellectual property rights licensed under the Agreement. We may terminate the agreement after giving the requisite notice to Marnac. In the event Marnac or KDL terminate the agreement, we have the right to seek specific performance of the agreement.

Amgen Inc. (Interferon Gamma)

In 2002, we acquired certain pending patent applications relating to interferon gamma from Amgen in exchange for $3.5 million, of which $1.5 million was paid in June 2002, and the remaining $2.0 million was paid in January 2003. We are amortizing these product rights to operations over the expected useful product life of Actimmune®.

Shearwater Corporation (PEG-Alfacon-1)

In June 2002, we entered into a development, license and manufacturing agreement with Shearwater, a wholly owned subsidiary of Nektar Therapeutics, to access Shearwater's pegylation technology in order to develop a pegylated version of Infergen®. Under the terms of the agreement, we received a co-exclusive license with Maxygen from Shearwater in exchange for an up-front payment of $500,000 and future milestone and royalty payments. We terminated this agreement in June 2006 and had paid $250,000 in milestone payments, but no royalty payments, under this agreement in the aggregate through the date of termination.

Genentech, Inc. License Agreement (Actimmune®)

In 1998, we obtained a license under Genentech's patents relating to Actimmune®. The license from Genentech terminates on the later of May 5, 2018 or the date that the last of the patents licensed under the agreement expires. Our licensed Actimmune® rights include exclusive and non-exclusive licenses. The exclusive licenses include the right to develop and commercialize Actimmune® in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive licenses include the right to make or have made Actimmune® for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune® for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with CGD or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to Actimmune® in Japan and other countries. In addition, we received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the BI agreement discussed below. Under the Genentech license, we pay Genentech royalties on the revenue from sales of Actimmune® and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a filing a BLA with the FDA for approval to market Actimmune® for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune® for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune®. We had made royalty payments of approximately $67.2 million, but no milestone payments, under this agreement in the aggregate through December 31, 2006. If all of the milestones under this agreement are achieved, we would be required to make milestone payments of $3.2 million. We must satisfy specified diligence obligations under the agreement with Genentech to maintain our license from Genentech. Our rights to certain therapeutic uses for Actimmune® under this agreement could revert to Genentech if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

Connetics Corporation (Actimmune®)

Through an assignment and option agreement with Connetics, we paid Connetics $5.7 million to acquire rights to Actimmune® and are obligated to pay to Connetics a royalty of 0.25% of our net United States sales for Actimmune® until our net United States sales cumulatively surpass $1.0 billion. Above $1.0 billion, we are obligated to pay a royalty of 0.5% of our net United States sales of Actimmune®. Through a separate purchase agreement, we paid Connetics $0.4 million to acquire rights related to scleroderma and are obligated to pay Connetics a royalty of 4.0% on our net revenue from sales of Actimmune® for the treatment of scleroderma. We had made royalty payments of approximately $1.5 million in the aggregate through December 31, 2006. There are no milestone payments pursuant to this agreement.

7. SPONSORED RESEARCH, LICENSE AND COLLABORATION AGREEMENTS

Roche (Protease Inhibitors)

In October 2006 we entered into an Exclusive License and Collaboration Agreement (the "Collaboration Agreement") with Hoffmann-LaRoche Inc. and F.Hoffmann-La Roche Ltd (collectively, "Roche"). Under the Collaboration Agreement, we will collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound ITMN-191, which entered Phase 1a clinical trials late in 2006. We will also collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

Under the terms of the Collaboration Agreement, we will conduct Phase I studies for ITMN-191, and thereafter Roche will lead clinical development and commercialization. Upon closing, we received an upfront payment of $60.0 million from Roche. In addition, assuming successful development and commercialization of ITMN-191 in the United States and other countries, we could potentially receive up to $470.0 million in milestone payments, of which $10.0 million has been received in January 2007. Roche will fund 67% of the global development costs of ITMN-191 and, if the product is approved for commercialization by the U.S. Food and Drug Administration, we will co-commercialize the product in the United States and share profits on a 50-50 basis with Roche. We will receive royalties on any sales of the product outside of the United States. We have the right to opt-out of either co-development and/or co-commercialization of ITMN-191 in exchange for higher royalties on sales outside of the United States, and royalties instead of profit sharing in the United States. The economic terms for ITMN-191 could also apply to additional compounds that we and Roche develop under the Collaboration Agreement.

Novartis Corporation (formerly Chiron Corporation) (Small Molecule Therapeutics)

In 2004, we entered into a license agreement with Novartis which granted us the right to discover, develop and commercialize small molecule therapeutic agents against certain HCV targets that are covered by patents owned by Novartis. In consideration for this license, we paid Novartis a nonrefundable fee of approximately $0.4 million in 2004 and are required to make milestone payments based on the clinical progress of ITMN-191. In 2006, we expensed $0.5 million upon initiation of the Phase Ia clinical trials for ITMN-191. Assuming that all of the remaining milestones under this agreement are achieved, we will be required to make milestone payments of $4.5 million. In addition, Novartis is entitled to receive royalties on future product sales.

Array BioPharma Inc. (Small Molecule Therapeutics)

In 2002, we entered into a drug discovery collaboration agreement to create small molecule therapeutics targeting hepatitis with Array. We fund drug discovery research conducted by Array based on the number of Array scientists working on the research phase of the agreement and we are responsible for all development and commercialization. Array is entitled to receive milestone payments based on the selection and progress of clinical drug candidates, as well as low single digit royalties on net sales of products derived from the collaborative efforts. The original term of this agreement expired in September 2004 and has since been extended to June 2007, subject to certain conditions. In addition, in December 2004, the agreement was amended to provide a mechanism for us to purchase certain intellectual property rights arising from the collaboration. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target. This research collaboration extends through March 2007. Assuming that all of the remaining milestones under these agreements are achieved, we will be required to make milestone payments of $8.5 million. Total research and development expenses related to this agreement were $10.2 million, $7.5 million and $5.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Included in the $10.2 million in 2006 is a $0.5 million milestone payment for the initiation of the Phase Ia clinical trial for ITMN-191. Included in the $5.7 million in 2004 is a one-time non-refundable fee of $2.5 million paid in connection with securing the right to purchase Array's ownership interest in certain collaboration patents.

Maxygen Holdings Ltd. (Next-Generation Interferon Gamma)

We have a license and collaboration agreement with Maxygen to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune®. If preclinical data provide compelling proof of concept for a longer-acting interferon gamma compound, our plan would be to take forward into clinical development selected protein-modified interferon gamma product candidates created by Maxygen that meet these criteria. We have funded Maxygen's optimization and development of these next-generation interferon gamma products and retain exclusive worldwide commercialization rights for all human therapeutic indications. Our diligence obligations include a minimum level of clinical development expenditures for an initial period of time, as well as the general obligation to use commercially reasonable efforts to clinically develop, seek regulatory approval for and commercialize a product in specified major market countries. The agreement terms include up-front license fees and full research funding, as well as development and commercialization milestone payments, which are payable based on the progress of our clinical development program for next-generation interferon gamma products and the achievement of certain sales targets with respect to such products. In addition, Maxygen will receive royalties on product sales. We paid Maxygen a total of $87,000 and $106,000 for the years ended December 31, 2006 and 2004, respectively. We did not make any payments in 2005. If all of the milestones under this agreement are achieved, we would be required to make additional milestone payments of $43.0 million.

In countries in which patents covering next-generation interferon gamma products have issued or will issue to either us or Maxygen, our royalty obligations will generally expire upon the expiration of all such patents. In other countries, our royalty obligations will continue for a specified period following the first commercial sale of a next-generation interferon gamma product in such country. Our agreement with Maxygen will expire upon the expiration of all royalty obligations under the agreement. Prior to expiration of the agreement, either party can terminate the agreement for the insolvency of the other party, and in the event of a material breach of the agreement by a party, the other party has the right to pursue a remedy through arbitration. If we commit a material breach of the agreement, the remedy selected by the arbitrator may include termination of the licenses granted to us by Maxygen under the agreement. In addition, if we do not meet certain diligence obligations, Maxygen may have the right to terminate the agreement, as well as to obtain royalty-bearing licenses from us that would allow it to continue the development and commercialization of next-generation interferon gamma products.

Boehringer Ingelheim International GmbH (Imukin®)

In 2001, we formed a collaboration with BI to clinically develop and seek regulatory approval for interferon gamma-1b, the active ingredient in Actimmune®, in certain diseases, and to commercialize a liquid formulation of interferon gamma-1b under one or more of BI's trade names, including Imukin®, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties will seek to develop and obtain regulatory approval for the use of Imukin® in the treatment of a variety of diseases, including IPF, ovarian cancer, CGD and osteopetrosis. The agreement provides that we will fund and manage clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement. BI will pay us royalties on sales of the product when it meets a specified minimum sales level. BI has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which BI does not do so. If we opt to promote the product in those countries or for those new diseases for which BI does not, we will pay royalties to BI on sales of the product in those countries and/or for those new diseases. We had neither paid nor received any royalties under this agreement through December 31, 2006, and there are no milestone payments under this agreement. The agreement will expire, on a country-by-country basis, upon expiration of the parties' royalty obligations in each country covered by the agreement. Such royalty obligations generally expire fifteen years after regulatory approval of Imukin® for certain specified indications in the relevant country. If no such regulatory approvals are granted in a particular country, the royalty obligations in such country will expire in 2016. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the other party or for the insolvency of the other party. In addition, we have the right to terminate the agreement with respect to certain countries at any time subsequent to regulatory approval for IPF.

Funding Commitments

Our non-cancelable funding commitments under the above sponsored research, license and collaboration agreements, excluding Roche, total $0.9 million as of December 31, 2006, of which all of it is due during the year ending December 31,2007.

8. AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of our available-for-sale investments as of December 31, 2006 and 2005 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
Obligations of government-sponsored enterprises	$111,487	$16	$(72)	$111,431
Corporate debt securities	41,070	5	(5)	41,070
Auction rate preferred stock and other debt securities	49,607	—	(16)	49,591
Total	$202,164	$21	$(93)	$202,092

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Reported as:				
Cash equivalents	$ 96,915	$18	$ (4)	$ 96,929
Available-for-sale securities	105,249	3	(89)	105,163
Total	$202,164	$21	$(93)	$202,092

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005				
Obligations of government-sponsored enterprises	$46,865	$ 6	$(57)	$46,814
Corporate debt securities	30,531	5	(19)	30,517
Auction rate preferred stock and other debt securities	8,727	—	—	8,727
Total	$86,123	$11	$(76)	$86,058

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Reported as:				
Cash equivalents	$57,858	$11	$ (1)	$57,868
Available-for-sale securities	28,265	—	(75)	28,190
Total	$86,123	$11	$(76)	$86,058

The realized gains and losses for the years 2006 and 2005 were not material. Realized gains and losses were calculated based on the specific identification method.

The following is a summary of the amortized cost and estimated fair value of available-for-sale debt securities at December 31, by contractual maturity (in thousands):

	December 31, 2006	
	Amortized Cost	Fair Value
Mature in less than one year	$172,827	$172,801
Mature in one to three years	29,337	29,291
Mature in over three years	—	—
Total	$202,164	$202,092

9. BALANCE SHEET DETAIL

Inventories consist of the following at December 31 (in thousands):

	2006	2005
Finished goods	$8,188	$12,437
Total	$8,188	$12,437

For the years ended December 31, 2005 and 2004, we recognized a total of $9.1 million and $4.7 million, respectively, in cost of goods for excess inventory and non-cancelable purchase commitments in excess of forecasted demand. We did not incur any charges for excess inventory and non-cancelable purchase commitments in 2006.

Property and equipment and related accumulated depreciation and amortization is as follows at December 31 (in thousands):

	2006	2005
Computer and laboratory equipment	$ 9,444	$ 6,125
Office furniture and fixtures	3,693	3,577
Leasehold improvements	9,139	8,122
	22,276	17,824
Less accumulated depreciation and amortization	(13,066)	(10,550)
Total	$ 9,210	$ 7,274

Other accrued liabilities consist of the following at December 31 (in thousands):

	2006	2005
Accrued clinical trial costs	$ 7,654	$ 8,289
Royalties payable	1,955	7,061
Liability under government settlement — current	4,575	—
Deferred collaboration revenue — current	2,802	—
Medicaid rebates	534	1,424
Provision for returns and rebates	1,174	1,366
Accrued interest	142	142
Accrued research and development	2,733	271
Other accrued liabilities	1,981	3,436
Total other accrued liabilities	$23,550	$21,989

10. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). We include in other comprehensive income (loss) changes in the fair value of derivatives designated as effective foreign currency cash flow hedges and unrealized gains and losses on our available-for-sale securities. The activity in other comprehensive income (loss) is as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Net loss	$(107,206)	$(5,235)	$(59,478)
Change in unrealized gain/(loss) on available-for-sale securities	(7)	173	(638)
Change in realized and unrealized gain on foreign currency hedge	(607)	(1,005)	1,824
Comprehensive loss	$(107,820)	$(6,067)	$(58,292)

Accumulated other comprehensive income consists of the following at (in thousands):

	December 31,	
	2006	2005
Net unrealized loss on available-for-sale securities	$ (72)	$ (65)
Gain on foreign currency hedge	212	819
Accumulated other comprehensive income	$140	$754

11. CONVERTIBLE SUBORDINATED NOTES

In 2004, we completed the repurchase of all of our outstanding $149.5 million principal amount 5.75% convertible subordinated notes and issued $170 million principal amount 0.25% convertible senior notes due in March 2011. We paid a total of $157.6 million related to the repurchase, which included $3.2 million for accrued interest on the convertible subordinated notes and a premium of $5.0 million recognized as a loss on the early extinguishment of debt. We also expensed a non-cash charge of approximately $2.1 million for the acceleration of the amortization of the deferred issuance costs associated with the notes.

12. CONVERTIBLE SENIOR NOTES

In February 2004, we issued 0.25% convertible senior notes due March 1, 2011 in an aggregate principal amount of $170.0 million (the "Senior Notes"). The Senior Notes are convertible into our common stock at the option of the holder at a conversion price of approximately $21.63 per share, subject to adjustment in certain circumstances. Interest on the Senior Notes is payable semiannually in arrears on March 1 and September 1 of each year. The Senior Notes are unsecured and rank on parity with all of our other existing and future senior unsecured debt and prior to all subordinated indebtedness. In addition, the Senior Notes are effectively subordinated to any existing and future secured debt to the extent of the value of the collateral securing such debt. As of December 31, 2006, we had no secured debt and no senior obligations. Offering expenses of $5.8 million related to the sale of the Senior Notes have been included in other assets and are being amortized to interest expense using the effective interest method over the life of the Senior Notes, which is seven years from the date of issuance. Accumulated amortization at December 31, 2006 is $2.4 million.

13. STOCKHOLDERS' EQUITY

Employee Stock Purchase Plan

To provide employees with an opportunity to purchase our common stock through payroll deductions, our board of directors adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees; subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. Purchases are limited to the lesser of 15% of each employee's eligible annual compensation or $25,000. Through the end of December 2006, we issued a cumulative total of 589,110 shares under the ESPP, including 117,858 issued in 2006, and 1,003,632 shares remained available for future issuance at December 31, 2006.

Restricted Stock Awards

In January 2006 we granted employees restricted stock awards for 404,450 shares of our common stock with a weighted-average fair value of $19.30 per share that vest in January 2008. The vesting may accelerate depending on the Company's achievement of certain performance criteria over the two-year period, twenty-five percent each for four different milestones. In May 2006, the first of the four milestones was met and in January 2007, the second milestone was met. Grants made in 2004 and 2003 (none were granted in 2005) vest annually over a four-year period, thirty percent in each of the first three years and ten percent in the final year. Restricted stock awards are shares of common stock which are forfeited if the employee leaves the Company prior to vesting. As a result of these 2006 restricted stock awards and awards granted in 2004 and prior, we recognized $6.0 million in compensation expense during the year ended December 31, 2006, compared to $1.7 million and $1.1 million in the years ended December 31, 2005 and 2004, respectively. As all of the restricted stock awards vest through 2008, we will continue to recognize stock based compensation expense related to the grants of these restricted awards. These stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give the employee the right to purchase stock at a set price. If all of the remaining restricted stock awards that were granted in 2003, 2004 and 2006 vest, we will recognize approximately $2.8 million in compensation expense over a weighted average remaining period of 1.2 years. However, no compensation expense will be recognized for stock awards that do not vest.

A summary of our restricted stock activity during the year ended December 31, 2006 is presented in the following table:

Restricted Stock Awards	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	175,651	$16.02
Granted	424,450	19.43
Vested	(161,959)	18.08
Forfeited	(92,774)	17.77
Nonvested at December 31, 2006	345,368	$18.78

Stock Compensation Plans

In 1999, we adopted the 1999 Equity Incentive Plan ("1999 Plan"). The 1999 Plan provided for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors, employees and consultants. Certain options were immediately exercisable, at the discretion of our board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. In 2000, we terminated all remaining unissued shares under the 1999 Plan amounting to 121,584 shares. Under the 1999 Plan, 46,550 shares have been granted to employees that are subject to repurchase as of December 31, 2006.

In 2000, our board of directors adopted the 2000 Equity Incentive Plan, which was most recently amended in 2004 and re-named the Amended and Restated 2000 Equity Incentive Plan ("2000 Plan"). In 2000, a total of 2.0 million shares of common stock were initially reserved for issuance under the 2000 Plan. In 2004, an additional 1.0 million shares of common stock were reserved for issuance under the 2000 Plan. The 2000 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors, employees and consultants. Shares issued pursuant to the exercise of an unvested option are subject to our right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. Options not immediately exercisable generally vest up to a maximum of four years. Options granted under the 2000 Plan have a maximum term of 10 years.

In 2000, our board of directors adopted the 2000 Non-Employee Directors' Stock Option Plan, which was most recently amended in 2004 and re-named the Amended and Restated 2000 Non-Employee Directors' Stock Option Plan ("Directors' Plan"). In 2000, a total of 180,000 shares of common stock were initially reserved for issuance under the Directors' Plan. In 2004, an additional 550,000 shares of common stock were reserved for issuance under the Director's Plan. The Directors' Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors of InterMune. Shares issued pursuant to the exercise of an unvested option are subject to our right of repurchase which lapses over periods specified by the board of directors, generally one year from the date of grant for annual grants and three years from the date of grant for initial grants made to new directors. Options not immediately exercisable generally vest over four years. Options granted under the Directors' Plan have a maximum term of 10 years.

The stock option and related activity under all of our stock option plans is summarized as follows:

		Outstanding Options	
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price per Share
Balance at December 31, 2003	1,311,685	5,727,992	$27.52
Authorized	1,550,000	—	—
Shares terminated under 1999 plan and not available for future grants	(13,667)	—	—
Granted	(1,603,077)	1,603,077	$13.79
Restricted shares granted	(525,600)	—	—
Forfeited stock options	2,276,414	(2,276,414)	$29.02
Restricted shares forfeited	74,620	—	—
Exercised	—	(109,203)	$ 8.04
Balance at December 31, 2004	3,070,375	4,945,452	$22.81
Granted	(2,317,724)	2,317,724	$12.44
Forfeited stock options	795,980	(795,980)	$21.88
Restricted shares forfeited	152,275	—	—
Exercised	—	(18,166)	$12.95
Balance at December 31, 2005	1,700,906	6,449,030	$19.22
Granted	(1,406,716)	1,406,716	$16.15
Restricted shares granted	(424,450)	—	—
Forfeited stock options	1,240,435	(1,240,435)	$25.10
Restricted shares forfeited	92,774	—	—
Exercised	—	(1,225,763)	$15.18
Balance at December 31, 2006	1,202,949	5,389,548	$17.99

At December 31, 2006, the weighted average remaining contractual term for the outstanding options is 7.7 years and the aggregate intrinsic value is approximately $73.1 million on that date. The total intrinsic value of options exercised during the year ended December 31, 2006 was approximately $6.4 million. Intrinsic value for stock options is defined as the difference between the current market value and the exercise price.

The following table summarizes information about options outstanding at December 31, 2006:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.50 - $12.74	1,763,940	8.01	$11.45	833,423	$11.09
$12.95 - $16.40	1,355,190	9.09	$15.09	256,777	$14.74
$16.42 - $23.16	1,347,815	7.32	$19.68	876,234	$19.88
$23.50 - $53.00	922,603	5.39	$32.27	922,431	$32.27
	5,389,548	7.66	$17.99	2,888,865	$20.85

At December 31, 2006, the weighted average remaining contractual term for options exercisable is 6.7 years and the aggregate intrinsic value for those shares is approximately $33.0 million. If all of the remaining nonvested and outstanding stock option awards that have been granted became vested, we will recognize approximately $17.8 million in compensation expense over a weighted average remaining period of 1.5 years. However, no compensation expense will be recognized for any stock awards that do not vest.

Stockholder Rights Agreement

In July 2001, our board of directors approved the adoption of a stockholder Rights Agreement, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock. The dividend was paid on August 3, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), at a price of $390.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable upon the earlier of: (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the board of directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In October 2004, the Rights Agreement was amended to allow Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") to acquire ownership of up to 25% of our issued and outstanding common stock in open market purchases without becoming an Acquiring Person. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, our board of directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at our election, we may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on August 3, 2011, unless we redeem or exchange them.

Reserved Shares

At December 31, 2006, common stock subject to future issuance is as follows:

Common stock issuable upon conversion of convertible senior notes	7,858,811
Outstanding common stock options	5,389,548
Common stock available for grant under stock option plans	1,202,949
Common stock available for grant under the 2000 Employee Stock Purchase Plan	1,003,632
Total	15,454,940

Valuation and Expense Information under SFAS 123(R)

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2006 was $16.5 million, which consisted of stock-based compensation expense related to employee stock options, restricted stock and the ESPP. For the year ended December 31, 2006, approximately $8.1 million has been recorded in research and development (R&D) expense and the remaining $8.4 million has been recorded in selling, general and administrative (SG&A) expense. Approximately $0.3 million has been included in SG&A expense for the year ended December 31, 2006 in connection with the amendment to our Amended and Restated 2000 Non-Employee Directors' Stock Option Plan, which allows the board of directors to specify in a directors' stock option agreement a longer or shorter period of time by which a director must exercise the option before the option terminates.

Upon adoption of SFAS 123(R), we retained our method of valuation for share-based awards granted beginning in fiscal 2006 with the use of the Black-Scholes model which was previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. A description of the assumptions follows:

- Previously under SFAS 123, we estimated volatility using only our historical share price performance over the expected life of the option. Under SFAS No. 123(R), however, the Company, with the assistance of an outside consulting service, has refined its valuation methodology and estimated expected volatility using a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's common stock over the contractual life of the options

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

- The expected life of options granted represents the period of time the options are expected to be outstanding. The Company has applied the provisions of SAB 107 to determine the expected term.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

We estimated the fair value of each option grant on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31, 2006
Expected stock price volatility	56%
Risk-free interest rate	5.0%
Expected term (in years)	6.0
Expected dividend yield	—

The weighted-average fair value per share of options granted during the year ended December 31, 2006 was $9.30.

We estimated the fair value of the employees' stock purchase rights using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31, 2006
Expected stock price volatility	65%
Risk-free interest rate	4.1%
Expected term (in years)	1.8
Expected dividend yield	—

The weighted-average fair value for purchase rights granted under the employee stock purchase plan for the year ended December 31, 2006 was $6.21.

As stock-based compensation expense recognized in the Condensed Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Pro Forma Information under SFAS 123 for Periods Prior to January 1, 2006

Had we used the fair value based accounting method for stock-based compensation expense prescribed by SFAS No. 123 for the years ended December 31, 2005 and 2004, our net loss and net loss per share would have increased to the following pro-forma amounts (in thousands, except per share data):

	Year Ended December 31,	
	2005	2004
Net loss, as reported	$ (5,235)	$(59,478)
Add: Stock-based employee compensation expense, included in reported net loss	2,960	1,081
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(17,003)	(9,549)
Pro forma net loss	$(19,278)	$(67,946)
Net loss per share:		
Basic and diluted — as reported	$ (0.16)	$ (1.87)
Basic and diluted — pro forma	$ (0.60)	$ (2.14)

Prior to the adoption of SFAS No. 123(R), pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2005	2004
Expected stock price volatility	72%	74%
Risk-free interest rate	4.0%	3.6%
Expected term (in years)	6.5	6.0
Expected dividend yield	—	—

The weighted-average fair value per share of options granted was $8.46 in 2005 and $9.21 in 2004.

We estimated the fair value of the employees' stock purchase rights using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2005	2004
Expected stock price volatility	75%	80%
Risk-free interest rate	3.0%	2.5%
Expected term (in years)	2.0	2.0
Expected dividend yield	—	—

The weighted-average fair value for shares issued under the employee stock purchase plan for the years ended December 31, 2005 and 2004 was $8.38 and $12.76, respectively.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes.

Significant components of our deferred tax assets as follows at December 31 (in thousands):

	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	$ 171,000	$ 139,000
Research and development credits	22,000	17,000
Capitalized research and development costs	12,000	12,000
Other, net	47,000	26,000
Total deferred tax assets	252,000	194,000
Valuation allowance	(252,000)	(194,000)
Net deferred tax assets	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $58.0 million, $8.0 million, and $28.0 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Deferred tax assets related to carryforwards at December 31, 2006 include approximately $7.6 million associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholders equity.

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $464.4 million, which expire in the years 2018 through 2026, and federal research and development credits of approximately $15.8 million, which expire in the years 2018 through 2026. In addition, we have net operating loss carryforwards for state income tax purposes of approximately $102.2 million, which expire in the years 2012 through 2016, and state research and development tax credits of approximately $9.1 million, which do not expire.

Utilization of our net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for InterMune in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial position.

15. COMMITMENTS AND CONTINGENCIES

Leases

We have a non-cancelable lease for facilities, which expires in 2011. Total rent expense was approximately $4.2 million, $4.1 million and $3.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The following is a schedule by year of future minimum lease payments of all leases at December 31, 2006 (in thousands):

Year	Operating Leases
2007	$ 4,374
2008	4,617
2009	4,659
2010	4,803
2011	1,578
Thereafter	—
	$20,031

The operating lease for our facility requires a letter of credit secured by a restricted cash balance with our bank. The amount of each letter of credit approximates 6-12 months of operating rent payable to the landlord of the facility and is effective until we reach profitability. At December 31, 2006 and 2005, restricted cash under this letter of credit amounted to $1.4 million.

Purchase Commitments

We have purchase commitments with BI for the manufacture and supply of Actimmune®. In 2000, we entered into an agreement with BI for the clinical and commercial supply of Actimmune®. The agreement with BI generally provides for the exclusive supply by BI and exclusive purchase by us of Actimmune®. We are required to purchase a minimum amount of Actimmune® per year, and BI is required to supply Actimmune® to us, subject to certain limits. In July 2005, we amended the supply agreement with BI pursuant to which BI agreed to waive certain of our minimum purchase commitments for Actimmune® for 2005, and to reduce certain other minimum Actimmune® purchase requirements for 2006. In December 2006, we further amended the agreement pursuant to which BI has agreed to reduce our per vial price for purchases of Actimmune® in 2007 and 2008 in consideration for a prepayment in 2006 of approximately 3.4 million euros ($4.5 million at December 31, 2006). At December 31, 2006, our minimum purchase obligations totaled $91.6 million and are committed through the year 2012. Of these commitments, we have $15.9 million and $14.5 million of outstanding fixed purchase order commitments that become due and payable in 2007 and 2008, respectively. With regard to certain minimum purchase requirements for 2007 and thereafter, BI granted us the option of either taking delivery of Actimmune® or paying for the difference between the amount of product actually purchased and the minimum purchase requirement. Our contractual obligation to BI is denominated in euros. Given the fact that the Phase III INSPIRE trial was unsuccessful and discontinued in March 2007, in addition to the mechanism set forth in the agreement which allows us to decrease our minimum yearly purchase obligations on a going-forward basis (with adjustments to the financial terms to be negotiated by the parties), we are currently reviewing other aspects of the contracts that we believe are relevant to our future minimum purchase commitments, including our ability to cancel previously provided forecasts and eliminate our purchase obligations. In addition, the December 2006 prepayment has been charged to cost of goods sold in our 2006 results of operations as a result of our revised estimates of inventory requirements. See Note 20.

Contingent Payments

We will be required to make contingent milestone payments in accordance with our license, commercialization and collaboration agreements in the aggregate amount of $75.6 million if all of the milestones per the agreements are achieved. These milestones include development, regulatory approval, commercialization and sales milestones.

Department of Justice Settlement

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune®, including information regarding the promotion and marketing of Actimmune®. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune® for idiopathic pulmonary fibrosis ("IPF") by our former employees during a period ending in June 2003. As part of this comprehensive settlement, we entered into a Civil Settlement Agreement with the United States Department of Justice and the United States Attorney's Office for the Northern District of California. In addition, we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services.

Under the terms of the Civil Settlement Agreement, we agreed to pay $36.9 million plus 5% interest on the then outstanding principal balance to the government over a period of five years, an amount to be shared between the Federal and participating State governments as per the agreement and the Medicaid Program. We recorded a $36.9 million charge during 2006 to reflect the final terms of the Civil Settlement Agreement. We paid $4.1 million of the first installment payment of $5.0 million during the fourth quarter of 2006 and are required to make additional payments on the remaining settlement amount over the next five years in annual installments. The Civil Settlement Agreement contains a provision for the acceleration of certain of the $36.9 million in scheduled payments if we receive over $150.0 million from partnering, license fees and milestone payments (excluding any research and

Deferred tax assets related to carryforwards at December 31, 2006 include approximately $7.6 million associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholders equity.

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $464.4 million, which expire in the years 2018 through 2026, and federal research and development credits of approximately $15.8 million, which expire in the years 2018 through 2026. In addition, we have net operating loss carryforwards for state income tax purposes of approximately $102.2 million, which expire in the years 2012 through 2016, and state research and development tax credits of approximately $9.1 million, which do not expire.

Utilization of our net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for InterMune in the first quarter of fiscal 2007. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated results of operations and financial position.

15. COMMITMENTS AND CONTINGENCIES

Leases

We have a non-cancelable lease for facilities, which expires in 2011. Total rent expense was approximately $4.2 million, $4.1 million and $3.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The following is a schedule by year of future minimum lease payments of all leases at December 31, 2006 (in thousands):

Year	Operating Leases
2007	$ 4,374
2008	4,617
2009	4,659
2010	4,803
2011	1,578
Thereafter	—
	$20,031

The operating lease for our facility requires a letter of credit secured by a restricted cash balance with our bank. The amount of each letter of credit approximates 6-12 months of operating rent payable to the landlord of the facility and is effective until we reach profitability. At December 31, 2006 and 2005, restricted cash under this letter of credit amounted to $1.4 million.

Purchase Commitments

We have purchase commitments with BI for the manufacture and supply of Actimmune®. In 2000, we entered into an agreement with BI for the clinical and commercial supply of Actimmune®. The agreement with BI generally provides for the exclusive supply by BI and exclusive purchase by us of Actimmune®. We are required to purchase a minimum amount of Actimmune® per year, and BI is required to supply Actimmune® to us, subject to certain limits. In July 2005, we amended the supply agreement with BI pursuant to which BI agreed to waive certain of our minimum purchase commitments for Actimmune® for 2005, and to reduce certain other minimum Actimmune® purchase requirements for 2006. In December 2006, we further amended the agreement pursuant to which BI has agreed to reduce our per vial price for purchases of Actimmune® in 2007 and 2008 in consideration for a prepayment in 2006 of approximately 3.4 million euros ($4.5 million at December 31, 2006). At December 31, 2006, our minimum purchase obligations totaled $91.6 million and are committed through the year 2012. Of these commitments, we have $15.9 million and $14.5 million of outstanding fixed purchase order commitments that become due and payable in 2007 and 2008, respectively. With regard to certain minimum purchase requirements for 2007 and thereafter, BI granted us the option of either taking delivery of Actimmune® or paying for the difference between the amount of product actually purchased and the minimum purchase requirement. Our contractual obligation to BI is denominated in euros. Given the fact that the Phase III INSPIRE trial was unsuccessful and discontinued in March 2007, in addition to the mechanism set forth in the agreement which allows us to decrease our minimum yearly purchase obligations on a going-forward basis (with adjustments to the financial terms to be negotiated by the parties), we are currently reviewing other aspects of the contracts that we believe are relevant to our future minimum purchase commitments, including our ability to cancel previously provided forecasts and eliminate our purchase obligations. In addition, the December 2006 prepayment has been charged to cost of goods sold in our 2006 results of operations as a result of our revised estimates of inventory requirements. See Note 20.

Contingent Payments

We will be required to make contingent milestone payments in accordance with our license, commercialization and collaboration agreements in the aggregate amount of $75.6 million if all of the milestones per the agreements are achieved. These milestones include development, regulatory approval, commercialization and sales milestones.

Department of Justice Settlement

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune®, including information regarding the promotion and marketing of Actimmune®. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune® for idiopathic pulmonary fibrosis ("IPF") by our former employees during a period ending in June 2003. As part of this comprehensive settlement, we entered into a Civil Settlement Agreement with the United States Department of Justice and the United States Attorney's Office for the Northern District of California. In addition, we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services.

Under the terms of the Civil Settlement Agreement, we agreed to pay $36.9 million plus 5% interest on the then outstanding principal balance to the government over a period of five years, an amount to be shared between the Federal and participating State governments as per the agreement and the Medicaid Program. We recorded a $36.9 million charge during 2006 to reflect the final terms of the Civil Settlement Agreement. We paid $4.1 million of the first installment payment of $5.0 million during the fourth quarter of 2006 and are required to make additional payments on the remaining settlement amount over the next five years in annual installments. The Civil Settlement Agreement contains a provision for the acceleration of certain of the $36.9 million in scheduled payments if we receive over $150.0 million from partnering, license fees and milestone payments (excluding any research and development contributions), external debt and equity financing during the term of the Civil Settlement Agreement, subject to a cap on any acceleration of payment of $10.0 million in any one year.

Under the terms of the Deferred Prosecution Agreement, the United States Attorney's Office for the Northern District of California will file an Information charging us with one count of off-label promotion of Actimmune® for use with IPF, but will defer prosecution of such charge during the two year term of the Deferred Prosecution Agreement. The U.S. Attorney will seek dismissal of the Information after the two year period if we comply with the provisions of the Deferred Prosecution Agreement. The Deferred Prosecution Agreement became effective December 2006 when it was approved by the United States District Court for the Northern District of California.

Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services agrees to waive any potential exclusion of us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years. As part of the agreement, we agreed to retain an independent review organization to conduct annual reviews of our medical affairs group and periodic reviews of our promotional processes and policies as well as reviews of certain medical affairs group records.

The following table reflects the schedule of payments due under the settlement as of December 31, 2006 (in thousands):

Year	Principal	Interest	Total
2007	$ 4,309	$1,597	$ 5,906
2008	5,073	1,427	6,500
2009	5,826	1,174	7,000
2010	8,118	882	9,000
2011	9,524	476	10,000
Total	$32,850	$5,556	$38,406

16. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

We have determined that, in accordance with SFAS No. 131, we operate in one segment, because operating results are reported only on an aggregate basis to our chief operating decision makers. We currently market Actimmune® in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. Prior to its divestiture in December 2005, we also marketed Infergen® in the United States and Canada for chronic HCV infections; and prior to its divestiture in May 2005, we also marketed Amphotec® worldwide for invasive aspergillosis. Total revenue for each year presented has been adjusted to reflect the reclassification of Infergen® revenue into discontinued operations.

Our net revenue for the years ended December 31, are as follows (in thousands):

	2006	2005	2004
Actimmune®	$90,317	$107,633	$124,980
Other products	—	2,863	3,700
Collaboration revenue	467	—	—
Totals	$90,784	$110,496	$128,680

Our net revenue by region for the years ended December 31, are as follows (in thousands):

	2006	2005	2004
United States	$90,185	$110,017	$126,288
Rest of world	599	479	2,392
Totals	$90,784	$110,496	$128,680

Our revenue and trade receivables are concentrated with a few customers. We perform credit evaluations on our customers' financial condition and limit the amount of credit extended. However, we generally do not require collateral on accounts receivable. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers represented 45%, 27% and 13%, respectively, of total accounts receivable at December 31, 2006, and three customers represented 46%, 12% and 11%, respectively, of total accounts receivable at December 31, 2005. No other customer represented more than 10% of accounts receivable at December 31, 2006 or December 31, 2005.

Revenue from customers representing 10% or more of total sales during the years ended December 31, 2006, 2005 and 2004 were as follows:

Customer	2006	2005	2004
CuraScript, Inc (formerly Priority Healthcare)	57%	59%	61%
Caremark	22%	21%	14%
Merck Medco	11%	7%	11%

17. RELATED PARTY TRANSACTIONS

On October 29, 2004 we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") that permits Warburg Pincus to acquire up to 25% of our outstanding common stock in the open market. Under this agreement, Warburg Pincus may acquire up to 25% of our outstanding common stock and we have granted Warburg Pincus certain registration rights with respect to its holdings. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus has granted the independent members of our board of directors the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus has agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this transaction, we have also amended our stockholder Rights Plan to allow Warburg Pincus to acquire up to 25% of our outstanding common stock in open market purchases. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P. As of December 31, 2006, Warburg Pincus held approximately 21% of our outstanding common stock.

18. EMPLOYEE SAVINGS PLAN

On May 1, 1999, we adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who fulfill certain length-of-service requirements. Employees may contribute up to the maximum limit imposed by federal tax law. Beginning in 2005, we began matching employee contributions at a rate of 50% of the first $6,000 per employee contributed each year. Our total matching contributions were $0.5 million and $0.8 million in 2006 and 2005, respectively. We did not make any matching contributions under the 401(k) defined contribution plan in 2004.

19. GUARANTEES AND INDEMNIFICATIONS

In November 2002, the FASB issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

As permitted under Delaware law and in accordance with our Bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. We terminate the indemnification agreements with our officers and directors upon the termination of their employment, but the termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, our director and officer insurance policy limits our exposure and may enable us to recover a portion of any future amounts paid. Accordingly, we believe the fair value of these indemnification agreements is minimal. Therefore, we have not recorded any liabilities for these agreements as of December 31, 2006.

20. SUBSEQUENT EVENT

Effective March 5, 2007, we made the decision to discontinue the Phase 3 INSPIRE clinical trial evaluating Actimmune® in patients with IPF based upon the recommendation of the study's independent data monitoring committee. As a result of the disappointing INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million related to the prepayment of inventory that we were expecting to receive in 2007 and 2008. While we believe other Actimmune® related assets are recoverable for at least their $9.4 million net carrying value, if sales decline below our revised estimates, we may incur additional asset impairment charges, including inventory writedowns and impairment of acquired product rights, as well as product returns.

The following table reflects the asset balances as of December 31, 2006 which may be impacted (in thousands):

	2006
Finished goods inventory	$8,188
Acquired product rights, net	1,167
Total	$9,355

We also expect to incur approximately $3.5 million in restructuring charges, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%. We expect to record these charges during 2007. In addition, we may incur termination fees related to our supplier and clinical research organization contracts. Any or all of these remaining charges could be material, individually or collectively.

21. QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share amounts)				
2006					
Revenue, net					
Actimmune	$ 24,356	$ 24,111	$ 22,496	$ 19,354	$ 90,317
Collaboration revenue	—	—	—	467	467
Total revenue, net	$ 24,356	$ 24,111	$ 22,496	$ 19,821	$ 90,784
Cost of goods sold	$ 6,248	$ 5,013	$ 4,421	$ 8,426	$ 24,108
Provision for settlement	—	30,000	6,944	—	36,944
Loss from operations	(14,283)	(45,881)	(30,290)	(24,535)	(114,989)
Loss from continuing operations	(12,532)	(44,018)	(28,361)	(21,051)	(105,962)
Income (loss) from discontinued operations	(254)	38	(623)	(405)	(1,244)
Net income (loss)	(12,786)	(43,980)	(28,984)	(21,456)	(107,206)
Basic and diluted net loss per share:					
Continuing operations	$ (0.38)	$ (1.33)	$ (0.86)	$ (0.63)	$ (3.18)
Discontinued operations	(0.01)	—	(0.02)	(0.01)	(0.04)
Net loss per share	$ (0.39)	$ (1.33)	$ (0.88)	$ (0.64)	$ (3.22)
2005					
Revenue, net					
Actimmune	$ 27,705	$ 25,892	$ 25,793	$ 28,243	$ 107,633
Others	642	782	667	772	2,863
Total revenue, net	$ 28,347	$ 26,674	$ 26,460	$ 29,015	$ 110,496
Cost of goods sold	$ 6,585	$ 7,535	$ 12,487	$ 7,235	$ 33,842
Restructuring charges	—	—	—	5,549	5,549
Loss from operations	(11,623)	(15,068)	(19,770)	(15,204)	(61,665)
Loss from continuing operations	(10,227)	(14,566)	(18,741)	(14,114)	(57,648)
Loss from discontinued operations	(7,179)	(9,162)	(5,027)	73,781	52,413
Net income (loss)	(17,406)	(23,728)	(23,768)	59,667	(5,235)
Basic and diluted net loss per share:					
Continuing operations	$ (0.32)	$ (0.45)	$ (0.58)	$ (0.44)	$ (1.79)
Discontinued operations	(0.22)	(0.29)	(0.16)	2.28	1.63
Net income (loss) per share	$ (0.54)	$ (0.74)	$ (0.74)	$ 1.84	$ (0.16)

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our independent registered public accounting firm has issued an attestation report on management's assessment of our internal control over financial reporting which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
InterMune, Inc.

We have audited management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" in Item 9A of this Form 10-K, that InterMune, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). InterMune Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that InterMune, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, InterMune, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of InterMune, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 12, 2007

Changes in Internal Control over Financial Reporting. There have been no changes to our internal controls over financial reporting during the three months ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls. Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

ITEM 9B. *OTHER INFORMATION.*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because the registrant expect to file with the U.S. Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A in connection with the solicitation of proxies for our Annual Meeting of Stockholders to be held at 9:00 a.m. on May 15, 2007 (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Identification of Directors and Executive Officers

The information required by this Item with respect to Executive Officers may be found under the caption, "Executive Officers of the Registrant" at the end of Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to Directors, including information with respect to our audit committee financial expert and the identification of our audit committee, is incorporated herein by reference from the information under the caption "Proposal 1 — Election of Directors" contained in the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement.

Code of Business Conduct and Ethics

The information required by this Item with respect to our code of ethics is incorporated herein by reference from the section captioned "Proposal 1 — Election of Directors — Code of Business Ethics and Conduct" contained in the Proxy Statement.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated herein by reference to the information under the sections entitled "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated herein by reference to the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated herein by reference to the information under the caption "Executive Compensation — Certain Relationships and Related Transactions" contained in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) *Financial Statements*

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

(2) *Financial Statement Schedules*

The following financial statement schedule is filed as part of this Annual Report on Form 10-K. All other financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or the notes thereto.

Schedule II

InterMune, Inc.

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2006, 2005 and 2004

Description	Balance at Beginning of Year	Charged to Revenue or Expense	Utilizations	Balance at End of Year
Allowance for cash discounts:				
Year ended December 31, 2006	$337	$1,887	$(2,060)	$164
Year ended December 31, 2005	526	3,108	(3,297)	337
Year ended December 31, 2004	358	3,151	(2,983)	526
Allowance for doubtful accounts:				
Year ended December 31, 2006	$108	$ —	$ (108)	$ —
Year ended December 31, 2005	94	43	(29)	108
Year ended December 31, 2004	50	44	—	94

(3) *Exhibits*

Number	Description of Document
3.1	Certificate of Incorporation of Registrant.(1)
3.2	Certificate of Ownership and Merger, dated April 26, 2001.(10)
3.3	Bylaws of Registrant.(1)
3.4	Certificate of Amendment of Certificate of Incorporation of Registrant.(16)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant.(24)
3.6	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock.(8)
4.1	Specimen Common Stock Certificate.(1)
4.6	Indenture, dated as of February 17, 2004, between Registrant and The Bank of New York.(20)
4.7	Registration Rights Agreement, dated as of February 17, 2004, among Registrant, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston LLC, Harris Nesbitt Corp. and RBC Capital Markets Corporation.(20)
10.1+	Form of Indemnity Agreement.(1)
10.2+	1999 Equity Incentive Plan and related documents.(1)
10.3+	Stock option grant notice, stock option agreement and notice of exercise for Amended and Restated 2000 Equity Incentive Plan.(2)
10.4+	2000 Employee Stock Purchase Plan and related documents.(1)
10.5+	Annual stock option grant notice and initial stock option grant notice for Amended and Restated 2000 Non-Employee Directors' Stock Option Plan.(14)
10.6	Amended and Restated Investor Rights Agreement, dated January 7, 2000, between Registrant and certain holders of the common stock.(1)
10.7	Rights Agreement, dated July 17, 2001, between Registrant and Mellon Investor Services LLC.(8)
10.8	Preliminary Stipulation of Settlement Agreement, dated May 6, 2005.(27)
10.19*	Data Transfer, Clinical Trial, and Market Supply Agreement, dated January 27, 2000, between the Registrant and Boehringer Ingelheim.(1)
10.20+	Form of Change of Control Provisions for Officers.(3)
10.24	Assignment and Option Agreement, dated June 23, 2000, between Registrant and Connetics Corporation.(4)
10.25	Consent to Assignment Agreement, dated June 23, 2000, between Registrant, Connetics Corporation and Genentech, Inc.(4)
10.27	Notice re: Return of Rights to Gamma Interferon for Treatment of Infectious Diseases in Japan, dated July 25, 2000, between Registrant and Genentech, Inc.(4)
10.29	Form of Common Stock Purchase Agreement, dated August 11, 2000, between the Company and Investors.(5)
10.31	Lease Agreement, dated December 18, 2000, between Registrant and GAL-BRISBANE, L.P.(6)
10.32	First Amendment to Brisbane Technology Park Lease, effective as of December 18, 2000, between Registrant and GAL-BRISBANE, L.P.(6)
10.34	Product Acquisition Agreement, dated January 2, 2001, between Registrant and ALZA Corporation.(7)
10.35	Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(7)
10.38	Amendment No. 5, dated January 25, 2001, to License Agreement, dated May 5, 1998, between Registrant and Genentech, Inc.(7)
10.39*	License and Commercialization Agreement, dated June 15, 2001, between Registrant and Amgen, Inc.(9)
10.40	Letter Amendment, dated August 1, 2001, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(10)
10.42*	Asset Purchase and License Agreement, dated September 19, 2001, between Registrant and Eli Lilly and Company.(10)

Number	Description of Document
10.43*	Development and Supply Agreement, dated December 28, 2001, between Registrant and Abbott Laboratories.(11)
10.47+	Employment Offer Letter, dated April 5, 2002, between Registrant and Marianne Armstrong, Ph.D.(12)
10.48+	Bonus Plan Memorandum, dated April 18, 2002, from Registrant to Marianne Armstrong, Ph.D.(12)
10.49+	Secured Promissory Note, dated May 1, 2002, between Registrant and Marianne Armstrong, Ph.D.(12)
10.50*	Amendment No. 1, dated April 26, 2002, to the Development and Supply Agreement, dated December 28, 2001, between Registrant and Abbott Laboratories.(12)
10.51*	Amendment No. 1, dated April 25, 2002, to the License and Commercialization Agreement, dated June 15, 2001, between Registrant and Amgen Inc.(12)
10.52*	First Amendment, dated June 19, 2002, to the Data Transfer, Clinical Trial and Market Supply Agreement, dated January 27, 2000, between Registrant and Boehringer Ingelheim International GmbH.(12)
10.53	Letter Amendment, dated May 28, 2002, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(12)
10.54	Letter Amendment, dated July 1, 2002, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(12)
10.57*	Amendment No. 4, dated January 28, 2003, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(14)
10.58+	Employment Offer Letter, dated April 30, 2002, between Registrant and Lawrence M. Blatt, Ph.D.(15)
10.59+	Bonus Plan Memorandum, dated May 22, 2002, from Registrant to Lawrence M. Blatt, Ph.D.(15)
10.60+	Promissory Note, dated May 22, 2002, between Registrant and Lawrence M. Blatt, Ph.D.(15)
10.64*	Amendment No. 2 to Data Transfer, Clinical Trial and Market Supply Agreement, dated January 27, 2000, between Registrant and Boehringer Ingelheim Austria, GmbH.(17)
10.65+	Employment Offer Letter, dated September 24, 2003, between Registrant and Daniel G. Welch.(16)
10.68*	License Agreement, dated March 29, 2002, among Registrant, Marnac, Inc., KDL, Inc., KDL GmbH, Dr. Solomon Margolin and Dr. Shitotomo Yamauchi.(20)
10.69+	Stock Bonus Award Agreement, dated November 5, 2003, between Registrant and William R. Ringo, Jr.(18)
10.74	Aralast Promotion Agreement, dated as of March 26, 2004, by and between Registrant and Baxter Healthcare Corporation.(22)
10.79	Amended and Restated Standstill Agreement, dated October 29, 2004, among Registrant, Warburg Pincus & Co. and certain affiliates of Warburg Pincus & Co.(26)
10.80	Registration Rights Agreement, dated October 29, 2004, among Registrant, Warburg Pincus & Co. and certain affiliates of Warburg Pincus & Co.(26)
10.81	Amendment, dated October 29, 2004 to Rights Agreement, dated July 17, 2001, between Registrant and Mellon Investor Services LLC.(26)
10.82+	Employment Offer Letter Agreement, dated October 29, 2004 and effective as of November 1, 2004, between Registrant and Cynthia Robinson.(26)
10.83+	Employment Offer Letter Agreement, dated June 13, 2001, between Registrant and Williamson Bradford, M.D., Ph.D.(28)
10.84+	Employment Offer Letter Agreement, dated May 14, 2004, between Registrant and Thomas Kassberg.(28)
10.85+	Employment Offer Letter Agreement, dated June 1, 2001, between Registrant and Steven Porter, M.D., Ph.D. (28)
10.86+	Employment Offer Letter Agreement, dated August 9, 2004, between Registrant and Robin Steele. (28)
10.87+	Salary Information for Executive Officers. (28)
10.88+	Compensation Arrangements with Non-Employee Directors. (28)

Number	Description of Document
10.89+	Amendment to Offer Letter re Severance Pay and Change in Control, dated August 18, 2004, between Registrant and Marianne Armstrong, Ph.D. (28)
10.90+	Amendment to Offer Letter re Severance Pay and Change in Control, dated August 18, 2004, between Registrant and Lawrence M. Blatt, Ph.D. (28)
10.91+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 27, 2004, between Registrant and Williamson Bradford, M.D., Ph.D. (28)
10.93+	Amendment to Offer Letter re Severance Pay and Change in Control, dated August 10, 2004, between Registrant and Thomas Kassberg. (28)
10.94+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 26, 2004, between Registrant and Steven Porter, M.D., Ph.D. (28)
10.95+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 27, 2004, between Registrant and Howard A. Simon, Esq. (28)
10.96*	Amendment No. 2, dated December 31, 2004, to the License and Commercialization Agreement, dated June 15, 2001, between Registrant and Amgen Inc. (28)
10.97*	Amendment No. 3, dated December 31, 2004, to the License and Commercialization Agreement, dated June 15, 2001, between Registrant and Amgen Inc. (28)
10.98**	Amendment No. 3, dated July 26, 2005, to Data Transfer, Clinical Trial and Market Supply Agreement, dated January 27, 2000, between Registrant and Boehringer Ingelheim Austria, GmbH.(29)
10.99**	Data Transfer, Clinical Trial and Market Supply Agreement, dated November 3, 2005, between Registrant and Boehringer Ingelheim Austria, GmbH.(31)
10.100**	Product Acquisition Agreement, dated November 28, 2005, between Registrant and Valeant Pharmaceuticals North America.(30)
10.101**	Amendment Number 3, dated December 22, 2005, to Development and Supply Agreement dated December 28, 2001, between Registrant and Abbott Laboratories.(31)
10.102**	Amendment Number 4, dated December 22, 2005, to License and Commercialization Agreement, dated June 15, 2001, between Registrant and Amgen Inc.(31)
10.103**	Asset Purchase Agreement dated December 23, 2005, between Registrant and Targanta Therapeutics Corporation.(31)
10.104**	License Agreement, dated December 23, 2005, between Registrant and Eli Lilly & Company.(31)
10.105+	Severance Agreement and General Release, dated January 6, 2006, between Registrant and Roger L. Hawley.(31)
10.106**	Amendment No. 6, dated February 27, 2006, to License Agreement dated May 5, 1998, between Registrant and Genentech, Inc.(31)
10.107+	Amended and Restated 2000 Equity Incentive Plan.(31)
10.108+	Amended and Restated 2000 Non-Employee Directors' Stock Option Plan.(31)
10.109**	Exclusive License and Collaboration Agreement dated October 16, 2006 between Registrant and Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd. (32)
10.110**	Amendment No. 4, dated December 21, 2006, to Data Transfer, Clinical Trial and Market Supply Agreement, dated January 27, 2000, between Registrant and Boehringer Ingelheim Austria, GmbH.(32)
10.111	Deferred Prosecution Agreement between Registrant and the United States Attorney's Office for the Northern District of California (32)
10.112	Civil Settlement Agreement between Registrant and the United States Department of Justice and the United States Attorney's Office for the Northern District of California (32)
10.113	Corporate Integrity Agreement between Registrant and the Office of the Inspector General of the United States Department of Health and Human Services (32)
21.1	List of Subsidiaries(32)
23.1	Consent of Independent Registered Public Accounting Firm(32)
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)(32)

Number	Description of Document
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a)(32)
32.1†	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)(32)

---

* Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

\+ Management contract or compensation plan or arrangement.

† This certification accompanies the Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 2, 2000 (No. 333-96029), as amended by Amendment No. 1 filed with the Commission on February 18, 2000, as amended by Amendment No. 2 filed with the Commission on March 6, 2000, as amended by Amendment No. 3 filed with the Commission on March 22, 2000, as amended by Amendment No. 4 filed with the Commission on March 23, 2000 and as amended by Amendment No. 5 filed with the Commission on March 23, 2000.

(2) Incorporated by reference to pages 16 through 26 of Exhibit 10.3 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2000 (No. 333-45460).

(3) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(4) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(5) Filed as an exhibit to the Registrant's Current Report on Form 8-K on August 23, 2000.

(6) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(7) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(8) Filed as an exhibit to the Registrant's Current Report on Form 8-K on July 18, 2001.

(9) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(11) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.

(12) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2002.

(13) Incorporated by reference to pages following page 10 of Exhibit 10.5 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 18, 2000 (No. 333-45460).

(14) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2003.

(15) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2003.

(16) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003.

(17) Filed as an exhibit to the Registrant's amended Quarterly Report on Form 10-Q/A (Amendment No. 1) filed for the quarter ended September 30, 2003.

(18) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(19) Filed as an exhibit to the Registrant's amended Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2003.

(20) Filed as an exhibit to the Registrant's amended Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003.

(21) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2004.

(22) Filed as an exhibit to the Registrant's amended Quarterly Report on Form 10-Q/A (Amendment No. 1) filed for the quarter ended March 31, 2004.

(23) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2004.

(24) Filed as an exhibit to the Registrant's amended Quarterly Report on Form 10-Q/A (Amendment No. 1) filed for the quarter ended June 30, 2004.

(25) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2004.

(26) Filed as an exhibit to the Registrant's Current Report on Form 8-K on November 4, 2004.

(27) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2005.

(28) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(29) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2005.

(30) Incorporated by reference to Exhibit 2.1 of Form 8-K (File No. 001-11397) filed by Valeant Pharmaceuticals International, the parent company of Valeant Pharmaceuticals North America on January 5, 2006.

(31) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

(32) Filed herewith.

(c) *Exhibits*

See Item 15(a) above.

(d) *Financial Statement Schedules*

See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterMune, Inc.

By: /s/ JOHN C. HODGMAN

John C. Hodgman
Senior Vice President of Finance Administration and Chief Financial Officer

Dated: March 26, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Hodgman and Daniel G. Welch, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this Report below:

Signatures	Title	Date
/s/ William R. Ringo, Jr. William R. Ringo, Jr.	Chairman of the Board of Directors	March 26, 2007
/s/ Daniel G. Welch Daniel G. Welch	President and Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2007
/s/ John C. Hodgman John C. Hodgman	Senior Vice President of Finance Administration and Chief Financial Officer (Principal Financial Officer)	March 26, 2007
/s/ Bruce W. Tomlinson Bruce W. Tomlinson	Vice President, Controller and Principal Accounting Officer	March 26, 2007
/s/ Lars Ekman Lars Ekman	Director	March 26, 2007
/s/ James I. Healy James I. Healy	Director	March 26, 2007

Signatures	Title	Date
/s/ DAVID S. KABAKOFF David S. Kabakoff	Director	March 26, 2007
/s/ JONATHAN S. LEFF Jonathan S. Leff	Director	March 26, 2007
/s/ MICHAEL L. SMITH Michael L. Smith	Director	March 26, 2007

corporate directory

executive management

Daniel G. Welch
President and Chief Executive Officer

Marianne T. Armstrong, Ph.D.
Chief Medical Affairs and Regulatory Officer

Lawrence M. Blatt, Ph.D.
Chief Scientific Officer

Williamson Z. Bradford, M.D., Ph.D.
Vice President, Clinical Science

John C. Hodgman
Senior Vice President and
Chief Financial Officer

Steven B. Porter, M.D., Ph.D.
Chief Medical Officer

Howard A. Simon, Esq.
Senior Vice President, Human Resources
and Corporate Services and Associate
General Counsel

Robin J. Steele, Esq.
Senior Vice President,
General Counsel and Corporate Secretary

board of directors

William R. Ringo
Chairman of the Board
Former President and
Chief Executive Officer
Abgenix, Inc.

Lars G. Ekman, M.D., Ph.D
Executive Vice President and
President of Global Research and
Development and Director
Elan Corporation

James I. Healy, M.D., Ph.D.
Managing Director and Vice President
Sofinnova Ventures

David S. Kabakoff, Ph.D.
President
Strategy Advisors, LLC

Jonathan S. Leff
Partner
Warburg Pincus LLC

Michael L. Smith
Former Executive Vice President and
Chief Financial Officer
Anthem, Inc.

Daniel G. Welch
President and Chief Executive Officer
InterMune, Inc.

annual meeting

The annual stockholders meeting will be held on May 15, 2007 at 9:00 a.m. at InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005

corporate secretary

Robin J. Steele, Esq.
Senior Vice President,
General Counsel and Corporate Secretary

independent registered public accounting firm

Ernst & Young LLP
Palo Alto, California

transfer agent

Mellon Investor Services LLC
525 Market Street, Suite 35
San Francisco, CA 94105
(415) 951-4180

stock listing

Symbol: ITMN
Stock Exchange: NASDAQ

corporate headquarters

3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
Fax: (415) 466-2300

website

www.intermune.com

investor services

A copy of the Company's 2006 Form 10-K, which is filed with the Securities and Exchange Commission, is available for download at www.intermune.com or upon request to:

Investor Relations
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
www.intermune.com
ir@intermune.com

stockholder information

Since our initial public offering of common stock, $0.001 par value, on March 24, 2000, our common stock has been traded on the NASDAQ National Market System under the symbol ITMN. As of February 28, 2007, there were 88 stockholders of record. No cash dividends have been paid to date by us, and we do not anticipate the payment of any dividends in the foreseeable future.

Forward-Looking Statements/Risk Factors

This annual report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended, that reflect the company's judgment and involve risks and uncertainties as of the date of this report, including without limitation the statements related to anticipated future financial results and product development. All forward-looking statements and other information included in this annual report are based on information available to InterMune as of the date hereof, and InterMune assumes no obligation to update any such forward-looking statements or information. The company's actual results could differ materially from those described in the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, those discussed in detail under the heading 'Risk Factors' in the most recent annual report issued by InterMune on Form 10-K filed with the SEC on March 30, 2007 (the "Form 10-K") and included herewith, and updates included in the most recent Form 10-Q filed with the SEC on November 9, 2006 (the "Form 10-Q"), and other periodic reports filed with the SEC, and include the following: (i) the information herein is of a preliminary nature and therefore subject to further adjustment; (ii) risks related to the development of our product and product candidates; (iii) risks related to timely patient enrollment and retention in clinical trials, including the use of third parties to conduct such clinical trials; (iv) risks related to achieving positive clinical trial results; (v) risks related to the uncertain, lengthy and expensive clinical development and regulatory process, including having no unexpected safety, toxicology, clinical or other issues; (vi) reimbursement risks associated with third-party payors; (vii) risks related to whether InterMune is able to obtain, maintain and enforce patents and other intellectual property; (viii) risks related to significant regulatory, supply and competitive barriers to entry; (ix) risks related to our collaboration agreement with Roche; (x) the results of the InterMune CAPACITY trials of pirfenidone may differ materially from those of the Shionogi & Co., Ltd. Phase 3 trial of pirfenidone, and (xi) the results as reported by Shionogi concerning their Phase 3 trial may differ materially from those published or presented in a peer-reviewed forum. The risks and other factors discussed above should be considered only in connection with the fully discussed risks and other factors discussed in detail in the Form 10-K and InterMune's other periodic reports filed with the SEC.

IM068-RO-3031

corporate headquarters
intermune, inc. 3280 bayshore blvd. brisbane, ca 94005
phone 415.466.2200 / fax 415.466.2300 / www.intermune.com

INTERMUNE

END